     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 2004
                                                   REGISTRATION NO. 333-_______
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                              GREENHILL & CO., INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                               6199                     APPLICATION PENDING
(State or Other Jurisdiction of       (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)         Classification Code Number)       Identification Number)

                                 300 PARK AVENUE
                                   23RD FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 389-1500

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               ------------------

                                   JOHN D. LIU
                             CHIEF FINANCIAL OFFICER
                              GREENHILL & CO., INC.
                                 300 PARK AVENUE
                                   23RD FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 389-1500
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)

                               ------------------

                                   COPIES TO:
     JEFFREY SMALL                                          H. RODGIN COHEN
  NICHOLAS A. KRONFELD                                       DAVID B. HARMS
 DAVIS POLK & WARDWELL                                  SULLIVAN & CROMWELL LLP
  450 LEXINGTON AVENUE                                      125 BROAD STREET
NEW YORK, NEW YORK 10017                                NEW YORK, NEW YORK 10004
     (212) 450-4000                                          (212) 558-4000

                               ------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ------------------

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                                                PROPOSED
                                                                              PROPOSED           MAXIMUM
                                                                          MAXIMUM OFFERING      AGGREGATE
                   TITLE OF EACH CLASS                   AMOUNT TO BE      PRICE PER UNIT    OFFERING PRICE       AMOUNT OF
              OF SECURITIES TO BE REGISTERED            REGISTERED (1)           (2)               (2)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share............           shares      $                 $    86,250,000   $   10,927.88
=================================================================================================================================

(1) Includes shares issuable upon exercise of the underwriters' option to purchase additional shares of common stock.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                    Subject to Completion. Dated   , 2004.

                                        Shares


                                     [LOGO]


                              GREENHILL & CO., INC.

                                  Common Stock

                               ------------------

     This is an initial public offering of       shares of common stock of
Greenhill & Co., Inc.

     Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per
share will be between $         and $        . Greenhill & Co., Inc. intends to
list the common stock on the New York Stock Exchange under the symbol "GHL".

     See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of the common stock.

                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                             Per Share    Total
                                                             ---------    -----
     Initial public offering price........................ $            $
     Underwriting discount................................ $            $
     Proceeds, before expenses, to Greenhill & Co., Inc... $            $

     To the extent that the underwriters sell more than      shares of common
stock, the underwriters have the option to purchase up to an additional shares from Greenhill & Co., Inc. at the initial public offering price less the underwriting discount.

                               ------------------

The underwriters expect to deliver the shares against payment in New York, New
York on          , 2004.

                              GOLDMAN, SACHS & CO.
LEHMAN BROTHERS                                             UBS INVESTMENT BANK

KEEFE, BRUYETTE & WOODS                                     WACHOVIA SECURITIES

                               ------------------

                        Prospectus dated         , 2004.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" on pages 8 - 14.

     Immediately prior to the closing of this offering, Greenhill & Co., Inc. will succeed to the business of Greenhill & Co. Holdings, LLC. In this prospectus, the "Company", "Greenhill", "we" and "our" mean, prior to the incorporation transactions that will take place in connection with the closing of this offering and are described in "Certain Relationships and Related Transactions--Incorporation Transactions", Greenhill & Co. Holdings, LLC, a New York limited liability company, and its affiliated companies, and after the incorporation transactions, Greenhill & Co., Inc., a Delaware corporation, and its consolidated subsidiaries. References to "our members" are to both the former members of Greenhill & Co. Holdings, LLC and the former partners in Greenhill & Co. International LLP, a controlled U.K. affiliate of Greenhill & Co. Holdings, LLC. Each of our individual members as well as Mr. Robert F. Greenhill are and will be, following our conversion to corporate form, our managing directors.


                              GREENHILL & CO., INC.

     We are an independent investment banking firm that (i) provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters and (ii) manages merchant banking funds and commits capital to those funds. Greenhill acts for clients located throughout the world from offices in New York, London and Frankfurt.

     We were established in 1996 by Robert F. Greenhill, the former President of Morgan Stanley and Chairman and Chief Executive of Smith Barney. Since our founding, we have grown steadily by (i) developing new client relationships,
(ii) adding new areas of advisory expertise, such as restructuring, (iii) adding high-caliber senior professionals, each with strong client relationships as well as complementary areas of expertise or industry focus, and (iv) expanding our geographic focus by adding offices in London and Frankfurt.

     We seek to differentiate ourselves from our major competitors through our independence, focus and approach to transactions. We are owned and managed by our managing directors, rather than part of a larger, diversified financial institution. We primarily focus on advising clients, unlike most of our major competitors who also underwrite and trade securities, make loans and prepare investment research. We believe that a firm focused on advisory activities can be highly profitable and grow rapidly due to relatively low capital and overhead requirements, combined with the ability to expand by selectively adding managing directors.

     We have demonstrated strong financial results, producing revenue and earnings growth in a variety of economic and market conditions, including a prolonged period in which global merger and acquisition activity declined significantly. Our revenue grew from $36.9 million in 1997 (our first full year of operation) to $126.7 million in 2003, representing a compound annual growth rate of 22.8%. Our income before minority interests and taxes in that same period grew from $28.4 million to $80.7 million, representing a compound annual growth rate of 19.0%.

WHY WE ARE GOING PUBLIC

     We have decided to become a public company for five principal reasons:

     o  To enhance our profile and recognition as an investment bank;

     o  To expand our financial advisory business;

     o  To expand our merchant banking fund management activities;

     o  To extend equity ownership to substantially all of our employees; and

     o To permit the realization over time of equity value by our principal owners.


                          PRINCIPAL SOURCES OF REVENUE

     We derive our revenue from two principal sources: (i) providing financial advisory services and (ii) managing and investing in merchant banking funds.

FINANCIAL ADVISORY

     We provide a broad range of strategic and financial advice to U.S. and non-U.S. corporate clients in mergers, acquisitions, restructurings and similar corporate finance matters. Our focus is on providing high-quality advice to management and boards of directors of prominent large and mid-cap companies in transactions that typically are of the highest strategic and financial importance to those companies. In 2003, financial advisory services accounted for 95.8% of our revenues.

MERCHANT BANKING FUND MANAGEMENT

     Our merchant banking fund management activities currently consist primarily of management of Greenhill's merchant banking funds, collectively, Greenhill Capital Partners, or GCP, and principal investments by Greenhill in those funds. Our merchant banking activities historically have generated revenue almost entirely from fees earned for our management of GCP. In 2003, we started investing our own capital into GCP in material amounts, in addition to that previously invested by our managing directors and other professionals of Greenhill, and we expect to fund further commitments to GCP and invest in subsequent funds that we expect to create. As a result, over time we expect to generate additional revenues from profit overrides and gains on investments from these merchant banking funds.

                              COMPETITIVE STRENGTHS

o INDEPENDENCE - We are an independent firm owned and managed by our managing directors, free of many of the conflicts that can arise at larger, diversified financial institutions.

o FOCUS ON ADVISORY ACTIVITIES - We are focused on advising clients, particularly large and mid-size corporations, rather than on a broad range of securities businesses. We believe this focus has helped and will continue to help us attract clients and recruit financial advisory professionals who want to work in a firm where their activities are the central focus.

o BREADTH OF ADVISORY CAPABILITIES - While our origin was as an advisor on mergers and acquisitions, we have developed considerable experience and capabilities in financial restructuring situations.

o INTERNATIONAL CAPABILITIES - Unlike many small investment banking firms, we have aggressively sought to develop a broad geographic scope rather than focusing on any one particular market. From

    1999 through 2003, 53.2% of our advisory revenues were derived from clients based outside the United States, primarily from the United Kingdom and, to a lesser extent, continental Europe, Latin America and Canada.

o EXPERIENCE - Our 22 managing directors have an average of 22 years of relevant experience. Prior to joining Greenhill, 17 of those individuals were managing directors at other leading financial advisory firms or occupied comparably senior roles in leading private equity firms, law firms or corporations.

o STRONG CORPORATE CULTURE - While Greenhill is relatively young, we have developed a strong corporate culture. We are united by our desire to build a firm where client advisory activities are at the core, and by our commitment to excellence in those activities. Only one managing director has departed in more than 7 years, and 10 of the 22 current managing directors have more than five years' tenure at Greenhill.

                                    STRATEGY

     By building on what we perceive as our competitive strengths, our strategy is principally (i) to enhance our position as an independent alternative to large, diversified financial institutions for advice on important merger, acquisition and restructuring transactions, (ii) to grow our financial advisory business, including by continuing to recruit managing directors and other professionals, and (iii) to expand our merchant banking fund management business by leveraging our existing relationships and infrastructure to create additional funds and increasing our investment of Greenhill's capital in such funds. We aim to maintain a balance of activities across geographic regions and to increase the stability of our earnings.

                                     PEOPLE

     We believe that one of the strengths and principal reasons for our success is the quality and dedication of our people. Greenhill employed a total of 107 people (including managing directors) as of December 31, 2003, of which 44 were based in our London or Frankfurt offices. We strive to maintain a work environment that fosters professionalism, excellence, diversity, and cooperation among our employees worldwide.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, the disclosures set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Financial Information" as well as in the consolidated financial statements and their notes.

                                                                     FOR YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------------------------
                                                     1999         2000           2001          2002           2003
                                                   --------     --------      ----------     --------      ----------
                                                                 (IN THOUSANDS, EXCEPT PERCENTAGES)
HISTORICAL
----------
Revenues
  Financial Advisory.....................          $84,839      $106,949        $95,300      $107,455       $121,334
  Merchant Banking Fund Management &
     Other (a)...........................              831         4,527          4,664         5,153          5,345
                                                   -------      --------        -------      --------       --------
Total Revenues...........................           85,670       111,476         99,964       112,608        126,679
   % Change from Prior Year..............               --          30.1%         (10.3)%        12.6%          12.5%

Income Before Tax & Minority Interest (b)           40,188        48,524         34,797        75,813         80,661
Net Income (b)...........................           36,396        45,520         34,984        57,817         45,400

PRO FORMA (UNAUDITED) (c)
-------------------------
Pro Forma Income Before Tax (d)..........           31,428        41,080         31,243        38,985         44,415
Pro Forma Net Income (e).................           18,228        23,826         18,121        22,611         25,761
   % Change from Prior Year..............               --          30.7%         (23.9)%        24.8%          13.9%

-----------
(a) Merchant Banking Fund Management & Other includes interest income of $0.6 million, $1.1 million, $0.8 million, $0.3 million and $0.4 million in 1999, 2000, 2001, 2002 and 2003, respectively.

(b) Because we have been a limited liability company, payments for services rendered by our managing directors have been accounted for as distributions of members' capital rather than as compensation expense, except for payments of $18.8 million, $27.3 million, $25.5 million, $1.4 million and $5.0 million made to managing directors and managing director equivalents in 1999, 2000, 2001, 2002 and 2003, respectively, which were recorded as compensation expense. As a result, our pre-tax earnings and compensation and benefits expense have not reflected most payments for services rendered by our managing directors. Accordingly, pre-tax earnings understate the expected operating costs to be incurred by us after this offering. As a corporation, we will include all payments for services rendered by our managing directors in compensation and benefits expense. We expect that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues (although we retain the ability to change this policy in the future).

(c) For a reconciliation of the pro forma data to historical financial information, see "Selected Consolidated Financial and Other Data".

(d) Historical income before tax has been adjusted to reflect (i) compensation and benefits on a pro forma basis equal to 50% of total revenues and (ii) the elimination on a pro forma basis of minority interests held by the European managing directors in our controlled U.K. affiliate, Greenhill & Co. International LLP. In conjunction with this offering, the interests held in Greenhill & Co. International LLP will be exchanged for equity interests in Greenhill. See "Unaudited Pro Forma Consolidated Financial Information" for more information on how these amounts were calculated with respect to 2003. The pro forma data for 1999, 2000, 2001 and 2002 have been calculated based on equivalent assumptions. Because our historical earnings do not fully reflect our managing director compensation expense and include minority interests that will be eliminated following our conversion to corporate form, we believe inclusion of such pro forma data is important to provide an accurate depiction of our business.

(e) Historical net income has been adjusted as set forth in note (d) and by increasing our effective tax rate on a pro forma basis to 42.0% to reflect the federal, foreign, state and local taxes we expect to pay as a corporation, partially offset by the assumed deductions of state and local taxes for federal tax purposes. See "Unaudited Pro

    Forma Consolidated Financial Information" for more information on how these amounts were calculated with respect to 2003. The pro forma data for 1999, 2000, 2001 and 2002 have been calculated based on consistent assumptions. Because our historical earnings do not fully reflect our managing director compensation expense or reflect the level of taxes that we expect to pay as a corporation and include minority interests that will be eliminated following our conversion to corporate form, we believe this pro forma data is important to provide an accurate depiction of our business.


                                OUR HEADQUARTERS

     Our headquarters are located at 300 Park Avenue, New York, New York 10022. Our telephone number is (212) 389-1500.

                                  THE OFFERING

Common stock offered............         shares

Common stock to be outstanding
  after this offering...........         shares

Underwriters' option to purchase
  additional shares.............         shares

Voting rights...................  One vote per share.

Use of proceeds.................  We will receive net proceeds from this
                                  offering of approximately $    million,
                                  assuming an initial public offering price of
                                  $   per share, the midpoint of the range set
                                  forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds for general corporate purposes, including repayment of $16.0 million of bank debt and the establishment of new merchant banking funds in which we, through our controlling interest in the general partner of the funds, expect to make certain principal investments. Pending specific application of the net proceeds, we expect to use them to purchase U.S. Government securities, other short-term, highly-rated debt securities and money market funds.

Dividend policy.................  We currently intend to declare quarterly dividends on all outstanding shares of common stock and expect the first quarterly dividend
                                  to be approximately $       per share and be
                                  declared with respect to the third quarter of 2004. The declaration of this and any other dividends will be subject to our actual future earnings and capital requirements and to the discretion of our board of directors, which will include a majority of independent directors who have not yet been appointed. For a discussion of the factors that will affect the determination by our board of directors to declare dividends, see "Dividend Policy".

New York Stock Exchange symbol..  GHL

     Unless we specifically state otherwise, the information in this prospectus
does not take into account the sale of up to         shares of common stock
which the underwriters have the option to purchase from Greenhill.

     Except as otherwise indicated, all amounts with respect to the volume, number and market share of mergers and acquisitions transactions and related ranking information included in this prospectus have been derived from information compiled and classified by Thomson Financial.

                                  RISK FACTORS

     You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below actually occurred, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock would likely decline, and you could lose all or part of your investment in our common stock.

OUR ABILITY TO RETAIN OUR MANAGING DIRECTORS IS CRITICAL TO THE SUCCESS OF OUR BUSINESS

     Our ability to obtain and successfully execute the advisory mandates that generate substantially all our revenues depends upon the personal reputation, judgment, business generation capabilities and project execution skills of our 22 managing directors, particularly the members of our Management Committee (which consists of Robert F. Greenhill, Scott L. Bok, Simon A. Borrows, Robert
H. Niehaus, Timothy M. George, Michael A. Kramer, James R. C. Lupton and Colin
T. Roy). Founded in 1996, our business has a limited operating history and, as a result, our managing directors' personal reputations and relationships with our clients are a critical element in obtaining and maintaining client engagements. Accordingly, the retention of our managing directors is particularly crucial to our future success. The departure or other loss of any member of our Management Committee or any other managing director, each of whom manages substantial client relationships and possesses substantial experience and expertise, could materially adversely affect our ability to secure and successfully complete engagements, which would materially adversely affect our results of operations.

     In addition, if any of our managing directors were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services. There is no guarantee that the compensation arrangements, non-competition agreements and lock-up agreements we have entered into with our managing directors are sufficiently broad or effective to prevent our managing directors from resigning to join our competitors or that the non-competition agreements would be upheld if we were to seek to enforce our rights under these agreements. See "Management--Employment, Non-Competition and Pledge Agreements" and "Management--Transfer Rights Agreements".

OUR CONVERSION TO CORPORATE FORM MAY ADVERSELY AFFECT OUR ABILITY TO RECRUIT, RETAIN AND MOTIVATE KEY EMPLOYEES

     Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees in the financial services industry is intense. Our continued ability to compete effectively in our business depends on our ability to attract new employees and to retain and motivate our existing employees.

     In connection with this offering and the conversion of Greenhill from a limited liability company to corporate form, our members will receive substantial amounts of common stock in exchange for their membership interests. Ownership of and the ability to realize equity value from our common stock, unlike that of membership interests in Greenhill, will not be dependent upon a managing director's continued employment and our managing directors will no longer be restricted from leaving Greenhill by the potential loss of all of the value of their ownership interests. These shares of common stock will be subject to certain restrictions on transfer and a portion will be pledged to secure the liquidated damages provision in each managing director's employment, non-competition and pledge agreement. However, these agreements will survive for only a limited period after termination of employment (one year in most cases) and will permit our managing directors to leave Greenhill without losing any of their shares of common stock if they comply with these agreements. Consequently, the steps we have taken to encourage the continued service of these individuals after this offering may not be effective. In addition, after this offering our managing directors may receive substantially less aggregate compensation than prior to this offering. The impact of our conversion to corporate form on our employee retention and recruitment is uncertain. For a description of the compensation plan for our senior professionals to be implemented after this offering, see "Management--Employment, Non-Competition and Pledge Agreements" and "Management--The Equity Incentive Plan".

     In connection with this offering and conversion of Greenhill from a limited liability company to corporate form, employees will receive grants of restricted stock units. The incentives to attract, retain and motivate employees provided by these awards or by future arrangements may not be as effective as the opportunity, which existed prior to conversion, to become a member of Greenhill. See "Management--The Employee Initial Public Offering Awards" for a description of these awards.

OUR REVENUES DERIVE ALMOST EXCLUSIVELY FROM ADVISORY FEES

     We have historically earned our revenues almost exclusively from advisory fees paid to us by our clients, in large part upon the successful completion of the client's transaction or restructuring. Financial advisory revenues represented 95.8% and 95.4% of our total revenues in 2003 and 2002, respectively. Unlike diversified investment banks, we do not have significant alternative sources of revenue, such as securities trading or underwriting. We expect that our reliance on advisory fees will continue for the foreseeable future and a decline in our advisory engagements or the market for advisory services generally would have a material adverse effect on our business and results of operations.

OUR MERGER AND ACQUISITION AND RESTRUCTURING ADVISORY ENGAGEMENTS ARE SINGULAR IN NATURE AND DO NOT PROVIDE FOR SUBSEQUENT ENGAGEMENTS

     Our clients generally retain us on a non-exclusive, short-term, engagement-by-engagement basis in connection with specific merger or acquisition transactions or restructuring projects, rather than under exclusive long-term contracts. As these transactions are singular in nature and our engagements are not likely to recur, we must seek out new engagements when our current engagements are successfully completed or are terminated. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in the next-succeeding or any other period. In addition, when an engagement is terminated, whether due to the cancellation of a transaction due to market reasons or otherwise, we may earn limited or no fees and may not be able to recoup the costs that we incurred prior to that termination.

A HIGH PERCENTAGE OF OUR TOTAL REVENUES ARE DERIVED FROM A FEW CLIENTS AND THE TERMINATION OF ANY ONE ADVISORY ENGAGEMENT COULD REDUCE OUR REVENUES AND HARM OUR OPERATING RESULTS

     Each year, we advise a limited number of clients. Our top ten clients accounted for over 50% of our total revenues in each of the last three years and our largest client accounted for 17.3% of our total revenues in 2003. While the composition of the group comprising our largest clients varies significantly from year to year, we expect that our advisory engagements will continue to be limited to a relatively small number of clients and that an even smaller number of those clients will account for a high percentage of revenues in any particular year. As a result, the adverse impact on our results of operation of one lost mandate or the failure of one transaction or restructuring on which we are advising to be completed can be significant.

THERE WILL NOT BE A CONSISTENT PATTERN IN OUR FINANCIAL RESULTS FROM QUARTER TO QUARTER, WHICH MAY RESULT IN INCREASED VOLATILITY OF OUR STOCK PRICE

     We experience significant variations in revenues and profits during the year. These variations can generally be attributed to the fact that our revenues are earned in large amounts throughout the year upon the successful completion of a transaction or restructuring, the timing of which is uncertain and is not subject to our control. Compared to our larger, more diversified competitors in the financial services industry, we generally experience even greater variations in our revenues and profits. This is due to our dependence on a relatively small number of transactions for most of our revenues, with the result that our earnings can be significantly affected if any particular transaction is not completed successfully, and to the fact that we lack other, more stable sources of revenue in material amounts, such as brokerage and asset management fees, which could moderate some of the volatility in advisory revenues. As a result, it may be difficult for us to achieve steady earnings growth on a quarterly basis, which could adversely affect our stock price.

     In addition, in many cases we are not paid for advisory engagements that do not result in the successful consummation of a transaction or restructuring. As a result, our business is highly dependent on market conditions and the decisions and actions of our clients and interested third parties. For example, a client could delay or terminate an acquisition transaction because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or shareholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business is experiencing unexpected financial problems. Anticipated bidders for assets of a client during a restructuring transaction may not materialize or our client may not be able to restructure its operations or indebtedness due to a failure to reach agreement with its principal creditors. In these circumstances, in many cases we do not receive any advisory fees, other than the reimbursement of certain out-of-pocket expenses. The failure of the parties to complete a transaction on which we are advising, and the consequent loss of revenue to us, could lead to large adverse movements in our stock price. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Summary of Quarterly Performance".

DIFFICULT MARKET CONDITIONS COULD ADVERSELY AFFECT OUR BUSINESS IN MANY WAYS

     Difficult market and economic conditions and geopolitical uncertainties from 2000 to 2003 had a negative impact on our mergers and acquisitions advisory activity. Continued adverse market or economic conditions would likely affect the number and size of transactions on which we provide mergers and acquisitions advice and therefore adversely affect our financial advisory fees. As our operations in the United States and the United Kingdom have historically provided most of our revenues and earnings, our revenues and profitability are particularly affected by economic conditions in these countries.

     In the past, we have derived a substantial share of our revenues from providing investment banking advisory services to the communications and media, consumer goods, retail and financial services sectors. Any slowdown of activity in these sectors could have an adverse effect on our earnings.

     Adverse market or economic conditions as well as a slowdown of activity in the sectors in which the portfolio companies of our merchant banking funds operate could have an adverse effect on the earnings of those portfolio companies, and therefore, our earnings, especially in the future as we seek to increase our merchant banking fund management revenues.

IF THE NUMBER OF DEBT DEFAULTS, BANKRUPTCIES OR OTHER FACTORS AFFECTING DEMAND FOR OUR RESTRUCTURING ADVISORY SERVICES DECLINES, OUR REVENUES AND PROFITABILITY COULD SUFFER

     During the recent period when mergers and acquisitions activity declined and debt defaults increased, we increasingly relied on the provision of restructuring and bankruptcy advisory services as a source of new business. We provide various restructuring and restructuring-related advice to companies in financial distress or their creditors or other stakeholders. A number of factors affect demand for these advisory services, including general economic conditions and the availability and cost of debt and equity financing.

     If demand for our restructuring services decreases, we could suffer a decline in revenues, which could lower our overall profitability.

WE ARE SEEKING TO EXPAND OUR MERCHANT BANKING FUND MANAGEMENT BUSINESS

     We are seeking to expand our merchant banking fund management business by establishing new merchant banking funds. Our revenues from this business are primarily derived from management fees calculated as a percentage of assets under management and profit overrides, which are earned if investments are profitable over a specified threshold. Our ability to form new merchant banking funds is subject to a number of uncertainties, including adverse market or economic conditions, competition from other fund managers, and the ability to negotiate terms with major investors.

     In addition, we, as general partner, expect to make certain principal investments in our new funds. We expect to use a portion of the proceeds of this offering for that purpose. The kinds of investments made by these funds are generally in relatively high-risk, illiquid assets. Contributing capital to these funds is risky and we may lose some or all of the principal amount of our investments, and because it may take several years before attractive investment opportunities are identified, some or all of the capital committed by us to these funds is likely to be invested in U.S. government securities, other short-term, highly-rated debt securities and money market funds that have traditionally offered investors relatively lower returns until we identify attractive investment opportunities. In addition, the investments in these funds are adjusted for accounting purposes to fair market value at the end of each quarter and our allocable share of these gains or losses will affect our revenue even though such market fluctuations may have no cash impact, which could increase the volatility of our quarterly earnings. It takes a substantial period of time to identify attractive merchant banking opportunities, to raise all the funds needed to make an investment and then to realize the cash value of our investment through resale. Even if a merchant banking investment proves to be profitable, it may be several years or longer before any profits can be realized in cash. While we intend to use a portion of the proceeds from this offering to make merchant banking investments, we do not expect those proceeds to be fully invested for several years. Until those funds are invested, we will invest them in relatively low-yielding investments in government, corporate and money-market securities.

WE FACE STRONG COMPETITION FROM FAR LARGER FIRMS IN PART DUE TO A TREND TOWARD CONSOLIDATION

     The investment banking industry is intensely competitive and we expect it to remain so. We compete on the basis of a number of factors, including the quality of our advice and service, innovation, reputation and price. We believe we may experience pricing pressures in our areas of operation in the future as some of our competitors seek to obtain market share by reducing prices. We are a small investment bank, with 107 employees (including managing directors) on December 31, 2003 and total revenues of approximately $126.7 million in 2003. Most of our competitors in the investment banking industry have a far greater range of products and services, greater financial and marketing resources, larger customer bases, greater name recognition, more managing directors to serve their clients' needs, greater global reach and more established relationships with their customers than we have. These larger and better capitalized competitors may be better able to respond to changes in the investment banking market, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally.

     The scale of our competitors has increased in recent years as a result of substantial consolidation among companies in the investment banking industry. In addition, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired financial advisory practices and broker-dealers or have merged with other financial institutions. These firms have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our businesses. In particular, the ability to provide financing as well as advisory services has become an important advantage for some of our larger competitors, and because we are unable to provide such financing we may be unable to compete for advisory clients in a significant part of the advisory market.

GREENHILL WILL BE CONTROLLED BY ITS MANAGING DIRECTORS WHOSE INTERESTS MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS

     Upon completion of this offering, our managing directors and their affiliated entities will collectively own % of the total shares of common stock outstanding (or % if the underwriters' option to purchase additional shares is exercised in full). Robert F. Greenhill and members of his family will
beneficially own    % of our common stock (or     % if the underwriters' option
to purchase additional shares is exercised in full) and the other members of our Management Committee will own % of our common stock (or % if the underwriters' option to purchase additional shares is exercised in full).

     As a result of these shareholdings, the members of our Management Committee initially will be able to elect our entire board of directors, control the management and policies of Greenhill and, in general, determine without the consent of the other shareholders the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of Greenhill. Our managing directors initially will be able to prevent or cause a change in control of Greenhill.

EVALUATION OF OUR PROSPECTS MAY BE MORE DIFFICULT IN LIGHT OF OUR LIMITED OPERATING HISTORY

     Our company was formed in 1996 and we have a limited operating history upon which to base an evaluation of our prospects. As a relatively new enterprise, we are subject to the risks, expenses and uncertainties that face a company during its formative development. There can be no assurance that we will be able to address these risks adequately, and our failure to do so may adversely affect the value of your investment in our common stock.

EMPLOYEE MISCONDUCT COULD HARM GREENHILL AND IS DIFFICULT TO DETECT AND DETER

     There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years and we run the risk that employee misconduct could occur at our company. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases.

WE MAY FACE DAMAGE TO OUR PROFESSIONAL REPUTATION AND LEGAL LIABILITY TO OUR CLIENTS AND AFFECTED THIRD PARTIES IF OUR SERVICES ARE NOT REGARDED AS SATISFACTORY

     As an investment banking firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses. Moreover, our role as advisor to our clients on important mergers and acquisitions or restructuring transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and other transactions. Our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties, including shareholders of our clients who could bring securities class actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial intermediaries have been increasing. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. As a result, we may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

RISKS ASSOCIATED WITH CHANGING REGULATORY ENVIRONMENT

     As a result of recent highly-publicized financial scandals, investors have exhibited concerns over the integrity of the U.S. financial markets, and the regulatory environment in which we operate is subject to further regulation in addition to those rules already promulgated under the Sarbanes-Oxley Act of 2002. We may be adversely affected as a result of new or revised legislation or regulations imposed by the Securities and Exchange Commission, other United States or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

LEGAL RESTRICTIONS ON OUR CLIENTS MAY REDUCE THE DEMAND FOR OUR SERVICES

     New laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may also adversely affect our businesses. For example, changes in antitrust enforcement could affect the level of mergers and acquisitions activity and changes in regulation could restrict the activities of our clients and their need for the types of advisory services that we provide to them.

OUR SHARE PRICE MAY DECLINE DUE TO THE LARGE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of common stock by our managing directors and other employees, or the possibility of such sales, may adversely affect the price of the common stock and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale" for a discussion of possible future sales of common stock.

     Upon consummation of this offering, there will be        shares of common
stock outstanding (or shares if the underwriters' option to purchase additional
shares is exercised in full). Of these shares, the        shares of common stock
sold in this offering (or       shares if the underwriters' option to purchase
additional shares is exercised in full) will be freely transferable without restriction or further registration under the Securities Act of 1933. Subject to
certain exceptions, the remaining       shares of common stock may not be sold
until five years after the consummation of this offering except in one or more underwritten public offerings approved by our underwritten offering committee which will be named by our board of directors and will initially consist of Robert F. Greenhill (who will chair the committee), Scott L. Bok and Simon A. Borrows. Approval of an underwritten offering by the committee will require approval of either the chair of the committee or the joint approval of the other two members of the committee, provided that in the first year after consummation of this offering the number of shares so sold may not exceed 15% of the shares initially held by our managing directors (and are also subject to the lock-up restrictions imposed by the underwriting agreement for this offering until six months after the consummation of this offering). Accordingly, Robert Greenhill alone, or Scott Bok and Simon Borrows together, may permit a sale of shares of our common stock that could adversely affect the market price of our common stock. After five years, there will be no remaining contractual restrictions on resale. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future.

OUR COMMON STOCK MAY TRADE AT PRICES BELOW THE INITIAL PUBLIC OFFERING PRICE

     The price of the common stock after this offering may fluctuate widely, depending upon many factors, including the perceived prospects of Greenhill and the financial services industry in general, differences between our actual financial and operating results and those expected by investors, changes in general economic or market conditions and broad market fluctuations. The common stock may trade at prices significantly below the initial public offering price. Declines in the price of our stock may adversely affect our ability to recruit and retain key employees, including our managing directors.

THE HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION IN THIS PROSPECTUS MAY NOT PERMIT YOU TO PREDICT OUR COSTS OF OPERATIONS

     The historical consolidated financial information in this prospectus does not reflect the added costs that we expect to incur as a public company or the resulting changes that have occurred in our capital structure and operations. Because we historically operated through partnerships and limited liability companies prior to our transition to corporate form, we paid little or no taxes on profits and paid limited salaries to our managing directors. In preparing our unaudited pro forma consolidated financial information, we deducted and charged to earnings estimated income taxes based on an estimated tax rate, which may be different from our actual tax rate in the future, and estimated salaries, payroll taxes and benefits for our managing directors. The estimates we used in our unaudited pro forma consolidated financial information may not be similar to our actual experience as a public corporation. For more information on our historical financial statements and unaudited pro forma consolidated financial information, see "Unaudited Pro Forma Consolidated Financial Information" and our historical consolidated financial statements and their notes included elsewhere in this prospectus.

WE MAY BE REQUIRED TO MAKE SUBSTANTIAL PAYMENTS UNDER CERTAIN INDEMNIFICATION AGREEMENTS

     In connection with this offering and our conversion to corporate form, we will enter into agreements that provide for the indemnification of our members, managing directors, directors, officers and certain other persons authorized to act on our behalf against certain losses that may arise out of this offering or the incorporation transactions, certain liabilities of our managing directors relating to the time they were members or partners of Greenhill & Co. Holdings, LLC or its affiliates, and certain tax liabilities of our members that may arise in respect of periods prior to this offering when we operated as a limited liability company. We may be required to make substantial payments under these indemnification agreements, which could adversely affect our financial condition. For more information on our indemnification arrangements, see "Certain Relationships and Related Transactions--Incorporation Transactions", "Certain Relationships and Related Transactions--Managing Director Indemnification" and "Certain Relationships and Related Transactions--Tax Indemnification Agreement and Related Matters".

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR COMMON STOCK

     The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock. Pro forma net tangible book value represents the amount of our tangible assets on a pro forma basis, less our pro forma total liabilities. As a result, we currently expect that you will incur immediate dilution of $ per share based
upon an assumed initial public offering price of $     per      share. For more
information, see "Dilution".

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made statements under the captions "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may", "might", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks outlined under "Risk Factors".

     These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

     Forward-looking statements include, but are not limited to, the following:

     o the discussion of significant growth and profit opportunities for firms like ours in the United States and abroad in "Business--Industry Trends";

     o the statements about (i) our expectation that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues in "Summary Consolidated Financial Data", "Selected Consolidated Financial and Other Data", "Unaudited Pro Forma Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Operating Expenses" and (ii) our expectation to make certain principal investments and our expectation of revenues from a profit override and from gains on investments of our capital beginning in 2004 in "Prospectus Summary--Principal Sources of Revenue--Merchant Banking Fund Management", "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Merchant Banking Fund Management and Other Revenues" and "Business--Principal Sources of Revenue--Merchant Banking Fund Management";

     o the statement about our expectation of benefits from a sustained increase in M&A volume in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Business Environment";

     o the statement about our expectation of a decline in financial distressed-driven business in 2004 and thereafter in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Financial Advisory Revenues";

     o the statement about our intention to declare quarterly dividends on all outstanding shares of common stock under "The Offering" and "Dividend Policy";

     o the statements about our belief that a firm focused on advisory activities can be highly profitable and grow rapidly in "Prospectus Summary--Greenhill & Co., Inc." and "Business--Overview";

     o the statements about our expectation of a 50% share of profit overrides for investments made by Greenhill Capital Partners beginning in 2004 in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Merchant Banking Fund Management and Other Revenues" and our expectation of a 50% share of profit overrides earned on the third fund to be raised by Barrow Street Capital in "Business--Principal Sources of Revenue--Merchant Banking Fund Management" and "Certain Relationships and Related Transactions--Relationship with Barrow Street Capital";

     o the discussion of our ability to meet liquidity needs without maintaining significant cash balances in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources"; and

     o all the statements in "Business--Strategy" and "Prospectus Summary--Strategy" about our plans, goals, intentions and expectations concerning expanding the depth and breadth of our advisory business, expanding the size of our merchant banking fund management activities, maintaining a balance of activities across geographic regions and increasing the stability of our earnings.

                                 USE OF PROCEEDS

     We will receive net proceeds from this offering of approximately $
million, or approximately $       million if the underwriters exercise their
option to purchase additional shares in full, assuming an initial public
offering price of $       per share, the midpoint of the range set forth on the
cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds for general corporate purposes, including, but not limited to (i) the repayment of $16.0 million of debt incurred under our $16.0 million unsecured revolving credit facility and (ii) the establishment of new merchant banking funds in which we, through our controlling interest in the general partner of the funds, expect to make certain principal investments. We expect our investments in new funds to be made over a period of several years. Pending specific application of the net proceeds, we expect to use the net proceeds to purchase U.S. Government securities, other short-term, highly-rated debt securities and money market funds.

     Our $16.0 million unsecured revolving credit facility matures on June 30, 2005, and the interest rate on borrowings under the facility is, at our option, either LIBOR plus 2.5% or the prime rate. Proceeds of the $16.0 million in borrowings have been and will be applied to investments in Greenhill Capital Partners and expansion of our office space in New York.


                                 DIVIDEND POLICY

     We currently intend to declare quarterly dividends on all outstanding shares of common stock and expect the first quarterly dividend to be
approximately $         per share, and be declared with respect to the third
quarter of 2004.

     The declaration of this and any other dividends will be subject to our actual future earnings and capital requirements and to the discretion of our board of directors, which will include a majority of independent directors who have not yet been appointed. Our board of directors will take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

                                    DILUTION

     The pro forma net tangible book value of Greenhill as of December 31, 2003
was approximately $  , or approximately $   per share of common stock. Pro forma
net tangible book value per share is determined by dividing the tangible net worth of Greenhill, total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding on a pro forma basis after giving effect to the Pro Forma Adjustments described under "Unaudited Pro Forma Consolidated Financial Information". After giving effect to the sale by
Greenhill of the         shares of common stock in this offering, at an assumed
initial offering price of $   per share, the midpoint of the range set forth on
the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses and the receipt and application of the net proceeds, Greenhill's pro forma net tangible book value
as of December 31, 2003 would have been approximately $   , or approximately
$   per share. This represents an immediate increase in pro forma net tangible
book value to existing stockholders of $    per share and an immediate dilution
to new investors of $     per share. The following table illustrates this per
share dilution:

Assumed initial public offering price per share.................................................... $
   Pro forma net tangible book value per share as of December 31, 2003.............................
   Increase in pro forma net tangible book value per share attributable to new investors...........
Pro forma net tangible book value per share after offering.........................................
                                                                                                    ---------
Dilution per share to new investors................................................................ $
                                                                                                    =========

     Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2003:

     o   on a historical basis;

     o on a pro forma basis after giving effect to the Pro Forma Adjustments described under "Unaudited Pro Forma Consolidated Financial Information"; and

     o   on a pro forma as adjusted basis to reflect the sale by us of shares of common stock pursuant to this offering, assuming an initial
         public offering price of $         per share, the midpoint of the range
         set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Consolidated Financial Information" and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.


                                                                       AS OF DECEMBER 31, 2003
                                                          --------------------------------------------------
                                                                                                 PRO FORMA
                                                                                                     AS
                                                                                                  ADJUSTED
                                                                                                  FOR THIS
                                                           HISTORICAL     PRO FORMA               OFFERING
                                                          ------------   -----------            ------------
                                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term borrowings..................................   $    1,500      $    1,500              $      - (e)
Minority interest......................................       10,172               - (a)                 -
Members' equity........................................       32,257               - (a)(b)(c)           -

Stockholders' equity:
Common stock, $0.01 par value per share, 1,000 shares
   authorized,    shares issued and outstanding on a
   pro forma basis, and    shares issued and
   outstanding on a pro forma basis as adjusted for
   this offering.......................................            -               - (c)
Restricted stock units,       units issued and
   outstanding.........................................            -               -                       (f)
Additional paid-in capital.............................            -          17,692 (c)(d)
Retained earnings......................................            -               -
                                                            --------      ----------              --------
Total minority interest, members' equity and
   stockholders' equity................................     $ 42,429      $   17,692              $
                                                            ========      ==========              ========
Total capitalization...................................     $ 43,929      $   19,192              $
                                                            ========      ==========              ========

---------------
(a) Prior to the consummation of this offering, our managing directors who were the partners in our controlled U.K. affiliate, Greenhill & Co. International LLP, or GCI, will exchange their ownership interests in GCI, through a series of consecutive exchanges, for equity interests in Greenhill & Co. Holdings, LLC and such interests will be exchanged for common stock of Greenhill & Co., Inc. in connection with the merger of Greenhill & Co. Holdings, LLC into Greenhill & Co., Inc. Adjustments have been made to reflect these exchanges by converting the minority interest previously held by our European partners in GCI to members' equity and thereafter into stockholders' equity of Greenhill & Co., Inc. As more fully described in Note 2 to the consolidated financial statements appearing elsewhere in this prospectus, our U.S. and European members operated under common governance and economic participation arrangements, and as such, the exchange is reflected at book value.

(b) Reflects an adjustment for a $24.7 million cash distribution to our members of undistributed earnings related to the year ended December 31, 2003. Historically, distributions of earnings to our members were made on a quarterly basis. At December 31, 2003, undistributed earnings amounted to $24.7 million, which were distributed to our members in the first quarter of 2004.

(c) Reflects an adjustment for the issuance of     shares of common stock to our
    members and affiliated entities in exchange for their respective interests in Greenhill & Co. Holdings, LLC in the merger of Greenhill & Co. Holdings, LLC into Greenhill & Co., Inc.

(d) Reflects the contribution to Greenhill & Co., Inc. upon formation of our historical members' equity of $32.2 million at December 31, 2003, plus the $10.2 million of minority interests exchanged for members' equity, less the $24.7 million cash distribution to our members.

(e) Reflects an adjustment for repayment of $1.5 million under our revolving credit facility with a portion of the proceeds of this offering. We anticipate the outstanding balance under our revolving credit facility to be $16.0 million at the time of this offering, all of which will be repaid with a portion of the proceeds from this offering.

(f) Reflects the issuance by us of       restricted stock units to employees at
    the initial public offering price at the time of this offering which will vest over five years.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     Because Greenhill has been a limited liability company, payments for services rendered by our managing directors generally have been accounted for as distributions of members' capital (or, in the case of our European managing directors who were partners of Greenhill & Co. International LLP, minority interest) rather than compensation expense. As a result, our compensation and benefits expense has not reflected a large portion of payments for services rendered by our managing directors and therefore understates the expected operating costs to be incurred by us after this offering. Following this offering, we expect that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues each year (although we retain the ability to change this policy in the future).

     Likewise, as a limited liability company, Greenhill was not subject to U.S. federal or state income taxes, and our controlled U.K. affiliate, Greenhill & Co. International LLP, as a limited liability partnership for 2002 and 2003, was not generally subject to U.K. income taxes. However, Greenhill was subject to New York City Unincorporated Business Tax on its U.S. earnings, which will no longer be applicable to it following its conversion to corporate form. As a result, Greenhill's reported tax expense understates the level of taxes to be paid by us after this offering.

     In order to reflect our expected post-offering compensation, tax, minority interest and equity structure, the Unaudited Pro Forma Consolidated Financial Information gives effect to the following items:

     o the incorporation transactions and the related transactions described under "Certain Relationships and Related Transactions -- Incorporation Transactions";

     o total compensation and benefits expenses equivalent to 50% of our total revenues;

     o   the provision for corporate income taxes at a 42.0% effective rate;

     o the elimination of minority interests, which represents the membership interests in Greenhill & Co. International LLP held directly by our managing directors based in Europe; and

     o   cash distribution of pre-incorporation profits to our members.

     These items are collectively referred to as the "Pro Forma Adjustments". In addition, the Unaudited Pro Forma Consolidated Balance Sheet Information gives effect to the proceeds from this offering.

     The Pro Forma Adjustments are based upon available information and certain assumptions that management believes are reasonable. The Unaudited Pro Forma Consolidated Financial Information and accompanying notes should be read in conjunction with the consolidated financial statements and related notes.

     The following Unaudited Pro Forma Consolidated Financial Information is based upon the historical consolidated financial statements of Greenhill. The Unaudited Pro Forma Consolidated Statement of Income Information for the year ended December 31, 2003 was prepared as if the incorporation transactions and the related transactions described under "Certain Relationships and Related Transactions -- Incorporation Transactions" had taken place on January 1, 2003. The Unaudited Pro Forma Balance Sheet Information was prepared as if those transactions had occurred as of December 31, 2003. As permitted by the rules and regulations of the Securities and Exchange Commission, the Unaudited Pro Forma Consolidated Financial Information is presented on a condensed basis.

     THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION PRESENTED IS NOT NECESSARILY INDICATIVE OF THE RESULTS OF OPERATIONS OR FINANCIAL POSITION THAT MIGHT HAVE OCCURRED HAD THE PRO FORMA ADJUSTMENTS ACTUALLY TAKEN PLACE AS OF THE DATES SPECIFIED, OR THAT MAY BE EXPECTED TO OCCUR IN THE FUTURE.

        UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME INFORMATION


                                                                YEAR ENDED DECEMBER 31, 2003
                                    ----------------------------------------------------------------------------------
                                                                                           ADJUSTMENT
                                                                                              FOR        PRO FORMA AS
                                                    PRO FORMA                                 THIS       ADJUSTED FOR
                                     HISTORICAL    ADJUSTMENTS         PRO FORMA            OFFERING    THIS OFFERING
                                     ----------    -----------         ---------            --------    -------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total Revenues................      $    126,679    $      -         $     126,679          $       -    $    126,679

Compensation and benefits.....            27,094      36,246 (a)            63,340                             63,340
Other expenses................            18,924           -                18,924                             18,924
                                    ------------    --------         -------------          ---------    ------------
Total expenses................            46,018      36,246                82,264                  -          82,264
                                    ------------    --------         -------------          ---------    ------------
Income before tax and
   minority interest..........            80,661     (36,246)               44,415                             44,415

Minority interest in net
   income of subsidiary.......            32,223     (32,223)(b)                 -                                  -
                                    ------------    --------         -------------          ---------    ------------
Income before tax.............            48,438      (4,023)               44,415                  -          44,415

Local tax expense and foreign
   income tax expense, net....             3,038      15,616 (c)            18,654                             18,654
                                    ------------    --------         -------------          ---------    ------------
Net income....................      $     45,400    $(19,639)        $      25,761          $       -    $     25,761
                                    ============    ========         =============          =========    ============
Shares outstanding:
   Basic......................                                                     (d)(e)                             (f)
   Diluted....................                                                     (d)(e)                             (f)
Earnings per share:
   Basic......................
   Diluted....................

     The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Financial Information.

           UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET INFORMATION

                                                                      AS OF DECEMBER 31, 2003
                                          ----------------------------------------------------------------------------------
                                                                                             ADJUSTMENT        PRO FORMA AS
                                                          PRO FORMA                              FOR           ADJUSTED FOR
                                          HISTORICAL     ADJUSTMENTS           PRO FORMA    THIS OFFERING      THIS OFFERING
                                          ----------     -----------           ---------    -------------      -------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash and cash equivalents..........       $    26,599   $    (24,737)(g)       $    1,862    $          (h)     $

Other assets.......................            34,039              -               34,039
                                          -----------   ------------           ----------    ----------         -----------
Total assets.......................       $    60,638   $    (24,737)          $   35,901    $                  $
                                          ===========   ============           ==========    ==========         ===========
Compensation payable...............       $    11,899   $          -           $   11,899    $        -         $
Other liabilities..................             6,310              -                6,310        (1,500)(h)
                                          -----------   ------------           ----------    ----------         -----------
Total liabilities..................            18,209              -               18,209        (1,500)
                                          -----------   ------------           ----------    ----------         -----------

Minority interest..................            10,172        (10,172)(b)                -             -                   -
Members' equity....................            32,257         10,172 (b)                -             -                   -
                                                             (24,737)(g)
                                                             (17,692)(d)

Common stock, par value $0.01 per
   share...........................                                                     -               (f)               -
Restricted stock units.............                                                     -                                 -
Additional paid-in capital.........                           17,692 (d)           17,692               (f)


Retained earnings..................                                                     -
                                          -----------   ------------           ----------    ----------         -----------
Total stockholders' equity.........                 -         17,692               17,692             -
                                          -----------   ------------           ----------    ----------         -----------
Total liabilities, minority
   interest, members' equity and
   stockholders' equity............       $    60,638   $    (24,737)          $   35,901    $                  $
                                          ===========   ============           ==========    ==========         ===========
Book value per share...............

     The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Financial Information.


         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The Unaudited Pro Forma Consolidated Financial Information assumes an initial
public offering price of $         per share, the midpoint of the range set
forth on the cover page of this prospectus.

     (a) Because Greenhill has been a limited liability company, payments for services rendered by our managing directors generally have been accounted for as distributions of members' capital rather than as compensation expense. As a corporation, we will include all payments for services rendered by our managing directors in compensation and benefits expense.

         Compensation and benefits expense after our conversion to corporate form will consist of cash compensation and non-cash compensation related to the restricted stock units awarded to employees at the time of this offering as well as any additional restricted stock units awarded in the future. We expect that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues each year (although we retain the ability to change this policy in the future). An adjustment has been made to record total compensation and benefits expense at 50% of total revenues, which includes the effect on compensation and benefits expense of any restricted stock units.

         The restricted stock units issued to employees at the time of this offering will vest over five years. To the extent any additional restricted stock units are awarded as part of annual compensation, we expect they will also vest over five years. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the restricted stock units with future service requirements will be recorded as compensation expense over the five-year service period following the date of grant. There will be no unearned compensation resulting upon the issuance of the restricted stock units. As the awards are expensed by Greenhill over the vesting period, the restricted stock units will be recorded as equity. Greenhill expects to record this expense over the five year service period as follows: 46%, 26%, 16%, 9% and 4% in years one, two, three, four, and five, respectively.

     (b) Prior to the consummation of this offering, our managing directors who were the partners in our controlled U.K. affiliate, Greenhill & Co. International LLP, or GCI, will exchange their ownership interests in GCI, through a series of consecutive exchanges, for equity interests in Greenhill. Adjustments have been made to reflect these exchanges by converting the minority interest previously held by our European partners in GCI to members' equity on our balance sheet and by eliminating minority interest from our statement of income. As more fully described in Note 2 to the consolidated financial statements appearing elsewhere in this prospectus, our U.S. and European members operated under common governance and economic participation arrangements, and as such, the exchange is reflected at book value.

     (c) As a limited liability company, we were generally not subject to income taxes except in foreign and local jurisdictions. An adjustment has been made to increase our effective tax rate to 42.0%, reflecting assumed federal, foreign, state and local income taxes.

     (d) Reflects an adjustment for the issuance of       shares of common stock
         to our members in exchange for their respective interests in Greenhill & Co. Holdings, LLC in the merger of Greenhill & Co. Holdings, LLC into Greenhill & Co., Inc. The $17.7 million deduction from members' equity and addition to paid in capital reflects the contribution to Greenhill & Co., Inc. of our historical members' equity of $32.2 million at December 31, 2003, plus the $10.2 million of minority interests exchanged for members' equity, less the $24.7 million cash distribution to our members.

     (e) For purposes of the pro forma earnings per share calculation, the weighted average shares outstanding, basic and diluted, were calculated after giving effect to the restricted stock units awarded to employees at the time of this offering.

     (f) Reflects the sale by us of      shares of common stock pursuant to this
         offering.

     (g) Reflects an adjustment for a cash distribution to our members of undistributed earnings related to the year ended December 31, 2003. Historically, distributions of earnings to our members were made on a quarterly basis. At December 31, 2003, undistributed earnings amounted to $24.7 million, which were distributed to our members in the first quarter of 2004.

     (h) Reflects net proceeds from this offering, assuming an initial public
         offering price of $      per share, the midpoint of the range set forth
         on the cover page of this prospectus, less underwriting discounts and commissions and estimated expenses and repayment of $1.5 million under our revolving credit facility. The outstanding balance under our revolving credit facility as of the date of this preliminary prospectus is $16.0 million, all of which will be repaid with a portion of the proceeds from this offering.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated financial and other data of Greenhill & Co. Holdings, LLC should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Consolidated Financial Information" and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated statement of income data for the years ended December 31, 2001, 2002, and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from, and qualified by reference to, the audited consolidated financial statements of Greenhill & Co. Holdings, LLC included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto.

     The selected consolidated statement of income data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from audited consolidated financial statements of Greenhill not included in this prospectus.

     The unaudited pro forma data set forth below for the year ended December 31, 2003 have been derived from the pro forma data set forth in "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this prospectus. The unaudited pro forma data for the periods prior to 2003 have been calculated based on assumptions consistent to those used for the 2003 unaudited pro forma consolidated financial information. Because our historical earnings do not fully reflect our managing director compensation or reflect the level of taxes that we expect to pay as a corporation and include minority interests that will be eliminated following our conversion to corporate form, we believe that inclusion of this pro forma data is important to provide an accurate depiction of our business. A reconciliation of pro forma data to historical financial information follows this table.

                                                          AS OF OR FOR YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------
                                         1999            2000            2001             2002             2003
                                    --------------    ----------       --------       ------------     -----------
                                                (IN THOUSANDS, EXCEPT SHARE AND NUMBER OF EMPLOYEE DATA)
STATEMENT OF INCOME DATA:
   Total Revenues.................  $      85,670   $    111,476    $     99,964    $    112,608      $   126,679
      % Change from Prior Year.                 -           30.1%          (10.3)%         12.6%             12.5%
   Compensation and Benefits(a)...         34,075         48,295          46,428          19,476           27,094
   Other Expenses.................         11,407         14,657          18,739          17,319           18,924
                                    -------------   ------------    ------------    ------------      -----------
   Income Before Tax & Minority
     Interest(a)(b)...............         40,188         48,524          34,797          75,813           80,661
   Net Income(a)(b)...............         36,396         45,520          34,984          57,817           45,400
BALANCE SHEET DATA:
   Total Assets(c)................  $      59,174   $     57,490    $     90,327    $     63,794      $    60,638
   Total Liabilities..............         22,593         23,604          38,230          14,363           18,209
   Minority Interest(b)...........              -              -               -           7,758           10,172
   Members' Equity(b)(c)..........         36,581         33,886          52,097          41,673           32,257
PRO FORMA DATA (UNAUDITED):
   Pro Forma Income Before Tax(d).  $      31,428   $     41,080    $     31,243    $     38,985      $    44,415
   Pro Forma Net Income(e)........         18,228         23,826          18,121          22,611           25,761
      % Change from Prior Year.                 -           30.7%          (23.9)%          24.8%            13.9%
   Pro Forma Diluted Net Income
     Per Share as Adjusted for
     This  Offering(e)(f).........              -              -               -               -

                                                          AS OF OR FOR YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------
                                         1999            2000            2001             2002             2003
                                    --------------    ----------       --------       ------------     -----------
                                                (IN THOUSANDS, EXCEPT SHARE AND NUMBER OF EMPLOYEE DATA)
   Pro Forma Diluted Common
     Shares as Adjusted for This
     Offering(e)(f)...............              -              -               -               -
   Pro Forma Stockholders' Equity
     as Adjusted for This
     Offering(g)..................              -              -               -               -
SELECTED DATA AND RATIOS (UNAUDITED):
   Income Before Tax & Minority
     Interest Margin(h) ..........           46.9%          43.5%           34.8%           67.3%            63.7%
   Revenues Per Employee(i).......          1,632          1,742           1,212           1,155            1,201
   Employees(j):
     United States................             42             48              52              64               63
     Europe.......................             12             26              39              40               44
                                          --------    ----------       --------       ------------     -----------
   Total Employees................             54             74              91             104              107

------------------
(a) Because we have been a limited liability company, payments for services rendered by our managing directors generally have been accounted for as distributions of members' capital (or, in the case of our European managing directors who were partners of Greenhill & Co. International LLP, our controlled U.K. affiliate, as minority interest) rather than as compensation expense. Compensation expense in 1999, 2000, 2001, 2002 and 2003, however, included compensation paid to certain managing directors and managing director equivalents of Greenhill of $18.8 million, $27.3 million, $25.5 million, $1.4 million and $5.0 million, respectively. As a result, our pre-tax earnings and compensation and benefits expense have not reflected most payments for services rendered by our managing directors. Accordingly, pre-tax earnings understate the expected operating costs to be incurred by us after this offering. As a corporation, we will include all payments for services rendered by our managing directors in compensation and benefits expense. We expect that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues. Because our historical earnings are not indicative of what we expect our managing director compensation expense to be following our conversion to corporate form, we believe the inclusion of such pro forma data is important to provide an accurate depiction of the pro forma financial results of our business after the consummation of this offering.

(b) Effective January 1, 2002, our European managing directors have held partnership interests in Greenhill & Co. International LLP, which were accounted for as minority interests, and any earnings allocable to such partners were excluded from consolidated earnings and members' equity. In conjunction with this offering, the partners of Greenhill & Co. International LLP will exchange their partnership interests in Greenhill & Co. International LLP for equity interests in Greenhill & Co. Holdings, LLC.

(c) Cash distributions to our members generally have been made shortly after the end of each calendar quarter. Therefore, after such distributions of cash to our members, total assets and members' equity have decreased significantly at the beginning of each subsequent quarter but gradually increased thereafter until quarter end as a result of booking additional financial advisory fees receivable.

(d) Historical income before tax has been adjusted to reflect (i) compensation and benefits on a pro forma basis equal to 50% of total revenues and (ii) the elimination on a pro forma basis of minority interests held by the European managing directors in our controlled U.K. affiliate, Greenhill & Co. International LLP. In conjunction with this offering, the interests held in Greenhill & Co. International LLP will be exchanged for equity interests in Greenhill. See "Unaudited Pro Forma Consolidated Financial Information" for more information on how these amounts were calculated with respect to 2003.

(e) Historical net income has been adjusted as set forth in note (d) and by increasing our effective tax rate on a pro forma basis to 42.0% to reflect the federal, foreign, state and local taxes we expect to pay as a corporation. See "Unaudited Pro Forma Consolidated Financial Information" for more information on how these amounts were calculated with respect to 2003.

(f)  Calculated based on          diluted shares after giving effect to the
     Pro Forma Adjustments. See "Unaudited Pro Forma Consolidated Financial Information" for more information on how these amounts were calculated with respect to 2003.

(g) Historical members' equity, adjusted to reflect the exchange of ownership interests in Greenhill & Co. International LLP for equity interests in Greenhill, a cash distribution to our members of undistributed earnings at December 31, 2003 and the issuance of shares in this offering and the related grant of restricted stock units to employees. See notes (b), (f) and (g) to Unaudited Pro Forma Consolidated Financial Information.

(h)  Income before tax and minority interest as a percentage of revenues.

(i) Total revenues divided by average number of employees and managing directors in each period.

(j)  Includes our managing directors.

RECONCILIATION OF UNAUDITED PRO FORMA DATA TO HISTORICAL FINANCIAL INFORMATION

     The following table reconciles unaudited Pro Forma Income Before Tax to Income Before Tax & Minority Interest. See "Unaudited Pro Forma Consolidated Financial Information" for more information on the assumptions underlying these calculations with respect to 2003. The pro forma data for 1999, 2000, 2001 and 2002 are based on consistent assumptions.

                                                                      FOR YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                     1999          2000          2001          2002          2003
                                                 ------------    --------     ----------    ----------    ------------
                                                                            (IN THOUSANDS)
Income Before Tax and Minority Interest.....     $     40,188  $     48,524  $     34,797  $     75,813  $     80,661
Add back (deduct):
   Historical Compensation and Benefits.....           34,075        48,295        46,428        19,476        27,094
   Pro Forma Compensation and Benefits......          (42,835)      (55,739)      (49,982)      (56,304)      (63,340)
                                                 ------------  ------------  ------------  ------------  ------------
Pro Forma Income Before Tax.................     $     31,428  $     41,080  $     31,243  $     38,985  $     44,415
                                                 ============  ============  ============  ============  ============

     The following table reconciles unaudited Pro Forma Net Income to Net
Income:

                                                                      FOR YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                     1999          2000          2001          2002          2003
                                                 ------------    --------     ----------    ----------    ------------
                                                                            (IN THOUSANDS)
Net Income..................................     $     36,396  $     45,520  $     34,984  $     57,817  $     45,400
Add back (deduct):
   Historical Compensation and Benefits.....           34,075        48,295        46,428        19,476        27,094
   Pro Forma Compensation and Benefits......          (42,835)      (55,739)      (49,982)      (56,304)      (63,340)
   Minority Interest........................                -             -             -        17,649        32,223
   Historical Taxes.........................            3,792         3,004          (187)          347         3,038
   Pro Forma Taxes..........................     $    (13,200) $    (17,254) $    (13,122) $    (16,374) $    (18,654)
                                                 ------------  ------------  ------------  ------------  ------------
Pro Forma Net Income........................     $     18,228  $     23,826  $     18,121  $     22,611  $     25,761
                                                 ============  ============  ============  ============  ============

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

     Greenhill is an independent investment banking firm that provides financial advisory and merchant banking fund management services. We act for clients located throughout the world and have offices in New York, London and Frankfurt. Our activities constitute a single business segment, with two principal sources of revenue:

     o Financial Advisory, which includes advice on mergers, acquisitions, restructurings and similar corporate finance matters and accounted for 95.8% and 95.4% of our revenues in 2003 and 2002, respectively; and

     o Merchant Banking Fund Management, which currently consists primarily of management of Greenhill's private equity funds, Greenhill Capital Partners, and principal investments by Greenhill in those funds.

     The dominant source of our revenues is the Financial Advisory business and we expect it to remain so for the near to medium term. The main driver of the Financial Advisory business is overall mergers and acquisitions, or M&A, and restructuring volume, particularly in the industry sectors and geographic markets in which we focus. In addition, new managing director hires add incrementally to our revenue and income growth potential.


                              BUSINESS ENVIRONMENT

     Economic and market conditions can significantly affect our financial performance. From the time Greenhill was founded in 1996 as a U.S.-based advisor on mergers and acquisitions through 2000, there was consistent and substantial growth in U.S. and global M&A activity. Worldwide completed M&A transactions grew from $1,090 billion in 1996 to $3,712 billion in 2000.

     Beginning in 2001, global completed M&A volume began to decline significantly, falling 68.4% from $3,712 billion in 2000 to $1,174 billion in 2003. Advisory fees earned from M&A and other assignments by financial advisors with whom we compete declined similarly. According to filings with the Securities and Exchange Commission, advisory fees earned by Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley, four leading advisory firms, declined 59.5% from an aggregate of $6.9 billion in 2000 to $2.8 billion in 2003.

     While the significant decline in M&A volume from 2000 to 2003 slowed growth of our revenues, we were nonetheless able to increase advisory revenue in this period by taking three actions designed to counteract the effects of the decline: (i) we recruited senior professionals experienced in financial restructuring so that we could better provide restructuring advice to companies in financial distress and those who wish to acquire such companies or their assets; (ii) we selectively recruited additional senior professionals with M&A experience in certain industries in order to grow our market share in transactions in such industries; and (iii) we sought to take advantage of what we believe to be increased demand for advice from independent firms arising from the occurrence of actual and apparent conflicts of interest between large, diversified financial institutions and their clients.

     Recently, global M&A volume has increased and restructuring activity has begun to decline. In the fourth quarter of 2003, global volume of announced M&A transactions was $431.5 billion, compared to $352.3 billion in the same quarter in 2002, a 22.5% increase. In the first two months of 2004, global M&A volume of announced transactions was $410.4 billion, compared to $172.9 billion in the prior year, a 137.4% increase. We expect that we will benefit from any sustained increase in M&A volume, but our growth could be constrained by the relatively small size of our firm and we may not grow as rapidly as our principal competitors. In addition, some of the benefits we expect to experience in connection with the recent increase in M&A volume will be partially offset by the current decline in restructuring activity.


                              RESULTS OF OPERATIONS

     The following tables set forth data relating to Greenhill's sources of revenue:


                     REVENUE BY PRINCIPAL SOURCE OF REVENUE

                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------------------------
                                                    1999          2000          2001          2002          2003
                                                 ----------    ----------    ----------    ----------   ------------
                                                                           (IN THOUSANDS)
Financial Advisory..........................     $    84,839  $    106,949  $     95,300  $    107,455  $    121,334
Merchant Banking Fund Management & Other....             831         4,527         4,664         5,153         5,345
                                                 -----------  ------------  ------------  ------------  ------------
Total Revenues..............................          85,670       111,476        99,964       112,608       126,679
                                                 ===========  ============  ============  ============  ============


                FINANCIAL ADVISORY REVENUE BY CLIENT LOCATION(A)

                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                               --------------------------------------------------
                                                                 1999      2000       2001      2002       2003
                                                               --------  --------   --------  --------   --------
United States................................................    48.7%     34.7%      41.4%     61.2%      47.8%
Europe.......................................................    51.3%     62.0%      52.7%     31.2%      44.0%
Latin America & Other........................................     0.0%      3.3%       5.9%      7.6%       8.2%

-----------------
(a) The allocation of revenue in this table differs from that in Note 12 to our consolidated financial statements appearing elsewhere in this prospectus, which allocates revenue by location of the principal Greenhill office generating revenue.


                     FINANCIAL ADVISORY REVENUE BY INDUSTRY

                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------------------
                                                                1999      2000       2001      2002       2003
                                                             ----------  ------     ------    ------    --------
Communications & Media.......................................   21.3%     45.5%      20.4%     26.1%      24.1%
Consumer Goods & Retail......................................   13.3%      7.4%      34.1%     15.4%      26.1%
Financial Services...........................................   32.4%     21.7%      11.2%     12.8%      15.0%
Technology...................................................   20.1%     12.2%      11.2%      6.6%       7.1%
Energy & Utilities...........................................    3.8%      3.0%       0.8%      6.1%       9.3%
Lodging & Leisure............................................    3.4%      3.1%       5.4%      2.5%       0.6%
General Industrial & Other(a)................................    5.7%      7.1%      16.9%     30.5%      17.8%

------------------
(a) This category reflects transactions in various industries, including chemicals, transportation, steel, paper products and medical products, none of which individually has historically provided significant revenues on a consistent basis.

FINANCIAL ADVISORY REVENUES

     We operate in a highly competitive environment where there are no long-term contracted sources of revenue, and each revenue-generating engagement, which typically relates to only one potential transaction, is separately awarded and negotiated. Our list of clients, and our list of clients with whom there is a currently active revenue-generating engagement, changes continually. We gain new clients each year through our business development initiatives, through recruiting additional senior investment banking professionals who bring with them client relationships and through referrals from directors, attorneys and other parties with whom we have relationships. At the same time, we lose clients each year as a result of the sale or merger of a client, a change in a client's senior management, competition from other investment banks and other causes.

     We earn a majority of our Financial Advisory revenue from completion fees that are dependent on the successful completion of a merger, acquisition, restructuring or similar transaction. A transaction can fail to be completed for many reasons, including failure to agree upon final terms with the counterparty, failure to secure necessary board or shareholder approvals, failure to secure necessary financing and failure to achieve necessary regulatory approvals. In certain client engagements, often those involving financially distressed companies, we earn a significant portion of our revenue in the form of retainers and similar fees that are contractually agreed upon with each client for each assignment but are not necessarily linked to the end result.

     We do not allocate our Financial Advisory revenue by type of advice rendered (M&A, restructuring or other) because of the complexity of the assignments for which we earn revenue. For example, a restructuring assignment can involve, and in some cases end successfully in, a sale of all or part of the financially distressed client. Likewise, an acquisition assignment can relate to a financially distressed target involved in or considering a restructuring. Finally, an M&A assignment can be received from a relationship that derives from a prior restructuring assignment, and vice versa.

     2003 versus 2002. We earned Financial Advisory revenues of $121.3 million in 2003, an increase of 12.9% compared to 2002. At the same time, worldwide completed M&A volume for all corporations decreased by 12.5%, from $1,341 billion to $1,174 billion, and aggregate advisory revenues reported by Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley declined by 22.2%, from $3.6 billion to $2.8 billion. The increase in our Financial Advisory revenues reflected our business development efforts and continued high levels of M&A and restructuring transactions involving financially distressed companies, which was the principal driver of our Financial Advisory revenues in 2002 and 2003. We expect that the volume of financial distress-driven business will decline in 2004 and thereafter.

     We earned advisory revenue from 39 different clients in 2003, compared to 43 in 2002; 18 of those clients did not produce any 2002 revenue. We earned $1 million or more from 31 of those clients in 2003, compared to 30 in 2002. In 2003, the ten largest fee-paying clients constituted 55.0% of our total revenue, and none of those ten clients had in any prior year been among our ten largest fee-paying clients. We had one client in 2003 that individually constituted more than 10% of total revenue, and this client accounted for 17.3% of total revenue. Our revenues in 2003 attributable to this client related to an engagement that was singular in nature, like all of our other advisory engagements.

     2002 versus 2001. We earned Financial Advisory revenues of $107.5 million in 2002, an increase of 12.8% compared to 2001. At the same time, worldwide completed M&A volume for all corporations declined by 38.6%, from $2,183 billion to $1,341 billion, and aggregate advisory revenues reported by Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley declined by 30.8%, from $5.2 billion to $3.6 billion. The increase in Financial Advisory revenue in 2002 was principally due to a significant increase in advisory retainer fees from financial restructuring clients.

     We earned advisory revenue from 43 different clients in 2002, compared to 33 in 2001. We earned $1 million or more from 30 of those clients in 2002, compared to 18 in 2001. In 2002, the ten largest fee-paying clients constituted 55.7% of our total revenue, and four of those ten clients had in a prior year been among our ten largest fee-paying clients. We had no clients that individually constituted more than 10% of total revenue.

MERCHANT BANKING FUND MANAGEMENT AND OTHER REVENUES

     Our Merchant Banking Fund Management activities currently consist primarily of management of Greenhill's private equity funds, Greenhill Capital Partners, and principal investments by Greenhill in Greenhill Capital Partners. Until recently, our investments in Greenhill Capital Partners generally were made only by our members and other professionals for their own accounts. In October 2003, we began to make principal investments in material amounts through Greenhill & Co. Holdings, LLC. Our Merchant Banking Fund Management activities historically have generated revenue almost entirely from fees earned for our management of Greenhill Capital Partners, which are calculated as a percentage of funds under management. Beginning in 2004, we expect that Merchant Banking Fund Management will also generate modest revenues from our small portion of the override of the profits over a specified threshold earned on pre-2004 investments managed on behalf of outside investors. We also expect to receive income from gains on investments of our capital in Greenhill Capital Partners, and any other principal activities. While we do not intend to participate as a limited partner in any future funds, we expect to make certain principal investments in connection with our role as the controlling member of the general partner of those funds. Any losses on a fund's investments will offset any gains in that fund and reduce our Merchant Banking Fund Management revenues accordingly.

     We began earning asset management fees in 2000 when we formed Greenhill Capital Partners and raised a group of funds with $424 million of investment commitments. Of that amount, 20.0% was from members and other professionals of Greenhill and does not bear management fees, and 80.0% was from outside investors and does bear management fees (typically between 1.25% and 1.50% of committed capital). Effective in 2003, the portion bearing management fees declined to 76.5% as a result of our purchase of certain outside investors' interests. Beginning July 1, 2005, which is the fifth anniversary of the establishment of the funds and the end of the commitment period, management fees on the outside investors' portion of the fund will be 1.0% of invested capital.

     We had not earned any profit override as of December 31, 2003. Participation in profit overrides, calculated as a percentage (typically 20%) of the profits over a specified threshold earned by outside investors in investments by Greenhill Capital Partners, historically has been assigned principally to managing directors of Greenhill, and any profit override ultimately realized in relation to such investments will be paid directly to such individuals. For investments made by Greenhill Capital Partners beginning in 2004, one-half of the profit override will be assigned to Greenhill, with the remainder to be allocated directly to individuals at Greenhill involved in managing those funds. The amount of profit override earned by Greenhill in the future will depend on the profits (if any) ultimately generated on the portion of investments made by our funds in 2004 and thereafter that are attributable to outside investors.

     Prior to 2003, commitments to Greenhill Capital Partners were made by individual members and other professionals of Greenhill in their personal capacity rather than by Greenhill itself, and Greenhill had no investments in (or gains or losses from) such funds. In late 2003, we began to invest as principal alongside our outside investors, and as of February 29, 2004, we had made a total of $9.1 million of principal investments in, and $20.3 million of commitments to, Greenhill Capital Partners. Our principal investments and commitments represent approximately 13.5% of total outstanding fund commitments, reducing the portion of total outstanding fund commitments from outside investors (including Managing Directors and employees) to approximately 86.5%. See "Business--Principal Sources of Revenue--Merchant Banking Fund Management".

     In addition to our Merchant Banking Fund Management activities in connection with Greenhill Capital Partners, we have invested in and have an ongoing relationship with Barrow Street Capital, LLC, or Barrow Street Capital, a limited liability company that manages two real estate merchant banking funds.

One of the two managing principals of Barrow Street Capital is Robert F. Greenhill, Jr., son of Robert F. Greenhill, Chairman and Chief Executive Officer of Greenhill. For a further discussion of our relationship with Barrow Street Capital, see "Certain Relationships and Related Transactions--Relationship with Barrow Street Capital".

     2003 versus 2002. Greenhill had $5.3 million of Merchant Banking Fund Management and Other revenues in 2003 and $5.2 million of such revenues in 2002. These revenues were principally comprised of asset management fees earned from Greenhill Capital Partners of $5.0 million and $4.7 million in 2003 and 2002, respectively. In addition, Greenhill earned $0.4 million from its investment in Barrow Street Capital as compared to $0.1 million in 2002. This gain in 2003 was offset by a $0.4 million loss on Greenhill's investment in Greenhill Capital Partners. The remainder of our Merchant Banking Fund Management and Other revenue primarily reflects interest income.

     2002 versus 2001. Greenhill had $5.2 million of Merchant Banking Fund Management and Other revenues in 2002 and $4.7 million of such revenues in 2001. These revenues were principally comprised of asset management fees earned from Greenhill Capital Partners of $4.7 million in both 2002 and 2001. In addition, Greenhill earned $0.1 million from its investment in Barrow Street Capital in 2002 as compared to a loss of $0.6 million in 2001. The remainder of our Merchant Banking Fund Management and Other revenue primarily reflects interest income.

OPERATING EXPENSES

     The principal component of Greenhill's operating expenses is compensation and benefits expense. Because we have been a limited liability company, payments for services rendered by our managing directors generally have been accounted for as distributions of members' capital or minority interest expense rather than as compensation expense. As a result, our historical compensation and benefits expense has not reflected a large portion of payments for services rendered by our managing directors and therefore understates the expected operating costs to be incurred by us after this offering. As a corporation, we will include all payments for services rendered by our managing directors in compensation and benefits expense. We expect that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues each year (although we retain the ability to change this policy in the future). See "Unaudited Pro Forma Consolidated Financial Information".

     Operating expenses apart from compensation have been modest in proportion to revenues, as a result of the relatively small number of staff and related costs (including travel, office space, communications, depreciation and professional services) that Greenhill bears. A portion of certain costs are reimbursed by clients under the terms of client engagements. In addition, Barrow Street Capital reimburses us for certain occupancy related costs, health care premiums and other costs incurred by us.

     The following table sets forth information relating to our operating expenses, which are reported net of reimbursements, and number of employees:

                        OPERATING EXPENSES AND EMPLOYEES

                                                                      YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------------------
                                                   1999          2000          2001           2002          2003
                                               ------------    --------      --------       --------    --------------
                                                               (IN THOUSANDS, EXCEPT EMPLOYEE DATA)
Number of Employees and Managing
   Directors at Year End..................               54            74             91           104           107
Compensation & Benefit Expense:
   Employee Compensation & Benefits.......     $     15,314  $     21,035  $      20,935  $     18,085  $     22,089
   Managing Director Compensation (a).....           18,761        27,260         25,493         1,391         5,005
                                               ------------  ------------  -------------  ------------  ------------
Total Compensation & Benefit Expense......           34,075        48,295         46,428        19,476        27,094
   % of Revenues..........................             39.8%         43.3%         46.4%          17.3%         21.4%
Pro Forma Total Compensation & Benefit
   Expense (unaudited) (b)................           42,835        55,739         49,982        56,304        63,340
   % of Revenues..........................             50.0%         50.0%         50.0%          50.0%         50.0%
Non-Compensation Expense:
   Other Operating Expenses...............            7,803        11,648         15,113        13,890        15,506
   Depreciation & Amortization............            3,604         3,009          3,626         3,429         3,418
                                               ------------  ------------  -------------  ------------  ------------
Total Non-Compensation Expense............           11,407        14,657         18,739        17,319        18,924
   % of Revenues..........................             13.3%         13.1%         18.7%          15.4%         14.8%
Total Operating Expenses..................           45,482        62,952         65,167        36,795        46,018
   % of Revenues..........................             53.1%         56.5%         65.2%          32.7%         36.3%
Pro Forma Total Operating Expenses
   (unaudited) (c)........................           54,242        70,396         68,721        73,623        82,264
   % of Revenues..........................             63.3%         63.1%         68.7%          65.4%         64.9%

------------------
(a) Managing Director Compensation includes payments made to managing directors and managing director equivalents from 1999 to 2003, which were recorded as compensation expense.
(b)  Calculated as 50% of total revenues.
(c) Pro Forma Total Operating Expenses is the sum of (i) Pro Forma Total Compensation & Benefit Expense and (ii) Total Non-Compensation Expense.

   COMPENSATION EXPENSE

     Because we have been a limited liability company, payments for services rendered by our managing directors have been accounted for as distributions of members' capital and minority interest rather than as compensation expense, except for payments of $18.8 million, $27.3 million, $25.5 million, $1.4 million and $5.0 million made to managing directors and managing director equivalents in 1999, 2000, 2001, 2002 and 2003, respectively, which were recorded as compensation expense. As a result, our pre-tax earnings and compensation and benefits expense have not reflected most payments for services rendered by our managing directors. Accordingly, pre-tax earnings understate the expected operating costs to be incurred by us after this offering. As a corporation, we will include all payments for services rendered by our managing directors in compensation and benefits expense. We expect that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues each year (although we retain the ability to change this policy in the future).

     2003 versus 2002. Compensation and benefits expense increased to $27.1 million, an increase of $7.6 million over compensation and benefit expense of $19.5 million in 2002. Compensation expense for the managing directors increased $3.6 million, principally related to the treatment of a portion of our chief executive officer's earnings as compensation expense effective for 2003. Employee compensation and benefit expense for 2003 increased $4.0 million to $22.1 million as compared to $18.1 million for 2002. The 2003 increase in employee compensation expense related to an increase in compensation for certain of our professional employees who joined us in late 2002, a general increase in annual bonus awards and a slight increase in average headcount.

     2002 versus 2001. Compensation and benefits expense decreased $26.9 million to $19.5 million from $46.4 million in 2001. During 2001, our European managing directors were employees of Greenhill & Co. International Ltd. and all of their 2001 earnings were recorded as compensation expense. Effective January 1, 2002, the European managing directors, except for a senior advisor who joined us as a partner in October 2002, became partners of Greenhill & Co. International LLP and received their allocable share of our global profits as distributions of partner capital and, accordingly, their earnings were not charged to expense. Employee compensation and benefit expense for 2002 decreased $2.8 million to $18.1 million as compared to $20.9 million for 2001. The year-to-year decline related principally to the internal promotion of four principals to managing director as of January 2002, offset, in part, by an increase in costs associated with an increase in headcount during 2002 and a slight increase in average bonus awards for 2002 as compared to the prior year.

   NON-COMPENSATION EXPENSE

     Our non-compensation expense includes costs for occupancy and rental, communications, information services, professional fees, travel and entertainment, insurance, depreciation and other operating expenses. Reimbursable client expenses are netted against operating expenses.

     In 2004, the New York office will complete the build-out of additional office space at its current location. We estimate costs for the additional space and related expenses for the expansion will increase our annual expenses by approximately $2.1 million.

     As a result of this offering we will no longer be a private company and our costs for such items as insurance, accounting and legal advice will increase. We will also incur costs which we have not previously incurred for director fees, investor relations expenses and various other costs of a public company. In the aggregate, we estimate that we will incur incremental costs in excess of $3.1 million per year as a result of our conversion to a publicly traded company.

     2003 versus 2002. Non-compensation expense as a percentage of revenue for 2003 declined 0.5 percentage points to 14.9% ($18.9 million) as compared to 15.4% ($17.3 million) in 2002. The decline in these expenses as a percentage of revenue related to our ability to hold these expenses relatively constant while our revenues increased. The increase in 2003 expenses as compared to 2002 related principally to an increase in the amount of unreimbursed client expenses, an increase in rent expense due to the November 2003 expansion of the New York office, and an increase in our foreign non-compensation expense resulting from the weakening dollar's impact on the foreign exchange translation.

     2002 versus 2001. Non-compensation expense as a percentage of revenue for 2002 declined 3.3 percentage points to 15.4% ($17.3 million) as compared to 18.7% ($18.7 million) in 2001. The decline in these expenses as a percentage of revenue resulted from the benefit of increased client reimbursements over the prior year and increased emphasis on cost controls. The decrease in 2002 expenses as compared to 2001 related principally to an increase in reimbursements of client expenses, a decline in general office costs, and lower professional fees due to the completion of certain structural changes which became effective on January 1, 2002, offset in part by increased occupancy costs due to the expansion of the London office.

PROVISION FOR TAXES

     Prior to this offering, Greenhill, as a limited liability company, was not subject to U.S. federal or state income taxes and its U.K. controlled affiliate Greenhill & Co. International LLP, as a limited liability partnership for 2002 and 2003 was generally not subject to U.K. income taxes. However, Greenhill was subject to the 4.0% New York City Unincorporated Business Tax on its U.S. earnings, which will no longer be applicable following our conversion to corporate form. In addition, certain of Greenhill's non-U.S. subsidiaries have been subject to income taxes in their local jurisdictions. The amount of Greenhill's provision for income and unincorporated business taxes has varied significantly from year to year depending on the mix of earnings among its subsidiaries. For information on the pro forma effective tax rate of Greenhill in corporate form, see "Unaudited Pro Forma Consolidated Financial Information".

GEOGRAPHIC DATA

     For a summary of the total revenues, income before minority interest and tax and total assets of Greenhill by geographic region, see Note 12 to the consolidated financial statements.

CASH FLOWS

     Greenhill's historical cash flows are primarily related to the timing of receipt of advisory fees and the timing of distributions of profits to the members. In general, Greenhill collects its accounts receivable within 60 days. In certain restructuring transactions, collections may take longer due to issues such as court-ordered holdbacks. We have not had significant accounts receivable write-offs over our history.

   2003

     Cash increased to $26.6 million in 2003. Cash of $69.2 million was provided by operating activities, including $45.4 million from net income, $14.1 million from a decrease in accounts receivables and $2.4 million from an increase in minority interest in the net assets of our U.K. affiliate. Cash of $7.2 million was used for investing activities, primarily for the purchase from outside investors of a portion of Greenhill Capital Partners' limited partner interest and technology-related expenditures. Financing activities used $54.2 million of cash, reflecting distributions to members offset by a small increase in short-term borrowings.

   2002

     Cash decreased to $17.9 million in 2002. Cash of $46.4 million was provided by operating activities, including $57.8 million of net income and $7.8 million from an increase in minority interest in the net assets of a subsidiary, offset by a $22.6 million decrease in compensation payable, primarily from the elimination of compensation payments to our European managing directors. An insignificant amount of cash was used for investing activities. Financing activities used $68.8 million of cash, reflecting distributions to our members.

   2001

     Cash increased to $39.9 million in 2001. Cash of $29.9 million was provided by operating activities, including $35.0 million from net income and a $13.2 million increase in compensation payable, primarily from increased compensation to our European managing directors, offset by a $20.5 million increase in accounts receivable. Cash of $3.5 million was used for investing activities. Financing activities used $16.3 million of cash, reflecting distributions to members.

LIQUIDITY AND CAPITAL RESOURCES

     We have typically had a balance sheet with assets consisting primarily of cash and accounts receivable in relation to earned advisory fees. Cash distributions to our managing directors are generally made shortly after the end of each calendar quarter. Therefore, levels of cash on hand decrease significantly after the quarterly distribution of cash to managing directors, and gradually increase until quarter end. Our liabilities have typically consisted of accounts payable and accrued compensation. At year-end 2003, we had debt of $1.5 million as a result of borrowings under our $16.0 million revolving credit facility. Borrowings under this facility increased to $16.0 million on March 10, 2004. Proceeds of these borrowings have been and will be applied to investments in Greenhill Capital Partners and expansion of our office space in New York.

     Our liquidity position is monitored by our Management Committee, which meets monthly. The Management Committee monitors cash, other significant working capital assets and liabilities, debt, principal investment commitments and other matters relating to liquidity and compliance with regulatory net capital requirements.

     Historically, we have generated enough cash each month to meet our obligations and have not needed to maintain significant cash balances. We expect this trend to continue, especially in light of the discretionary managing director compensation structure that will be implemented in connection with this offering. See "Management -- Employment, Non-Competition and Pledge Agreements" for more details.

     We had total commitments (not reflected on our balance sheet) relating to future principal investments of $3.9 million and $0.2 million, as of year-end 2003 and 2002. As of February 29, 2004, we had $20.3 million of total commitments relating to future principal investments. We expect to fund these commitments with cash generated from our operations. We may be required to fund these commitments at any time through June 2005, depending on the timing and level of investments by Greenhill Capital Partners, although we do not expect these commitments to be drawn in full.

     Immediately prior to the closing of this offering, we expect to distribute cash and, to the extent cash is not available, accounts receivable to our members so as to distribute to our members all previously undistributed earnings. See "Unaudited Pro Forma Consolidated Financial Information".

SUMMARY OF QUARTERLY PERFORMANCE

     The following tables present unaudited quarterly combined financial information on a historical basis for each of our most recent eight fiscal quarters. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                          THREE MONTHS ENDED (UNAUDITED)
                               -------------------------------------------------------------------------------------
                                  MARCH 31, 2003        JUNE 30, 2003      SEPTEMBER 30, 2003    DECEMBER 31, 2003
                               --------------------   ------------------  --------------------  --------------------
                                            % OF               % OF FULL               % OF                  % OF
                                 TOTAL    FULL YEAR   TOTAL       YEAR      TOTAL    FULL YEAR    TOTAL    FULL YEAR
                               --------- -----------  -----   ----------  --------  ----------  ---------  ---------
                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
Revenues..................     $  16,789      13.2%  $  37,836     29.9%   $  32,448     25.6%  $  39,606      31.3%
Operating Expenses........         8,844      19.2%     10,891     23.7%      11,146     24.2%     15,138      32.9%
Income Before Tax &
   Minority Interest......         7,945       9.9%     26,945     33.4%      21,302     26.4%     24,468      30.3%

                                                          THREE MONTHS ENDED (UNAUDITED)
                               -------------------------------------------------------------------------------------
                                  MARCH 31, 2002        JUNE 30, 2002      SEPTEMBER 30, 2002    DECEMBER 31, 2002
                               --------------------   ------------------  --------------------  --------------------
                                            % OF               % OF FULL               % OF                  % OF
                                 TOTAL    FULL YEAR   TOTAL       YEAR      TOTAL    FULL YEAR    TOTAL    FULL YEAR
                               --------- -----------  -----   ----------  --------  ----------  ---------  ---------
                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
Revenues..................     $  35,407      31.4%  $  14,705     13.1%   $  22,359     19.9%  $  40,137      35.6%
Operating Expenses........         8,219      22.3%      8,486     23.1%      10,400     28.3%      9,690      26.3%
Income Before Tax &
   Minority Interest......        27,188      35.9%      6,219      8.2%      11,959     15.8%     30,447      40.1%

     We have been profitable on a quarterly basis, but our revenues and income before taxes and minority interest historically have been volatile. This volatility arises from the fact that completion fees comprise the majority of our revenues and the receipt of such fees is dependent upon the successful completion of client transactions, the occurrence and timing of which is irregular and not subject to our control.

CONTRACTUAL OBLIGATIONS

     The following table sets forth information relating to our contractual obligations as of February 29, 2004:


                                                                        PAYMENT DUE BY PERIOD
                                                   -----------------------------------------------------------------
                                                                 LESS THAN        1-3          3-5        MORE THAN
    CONTRACTUAL OBLIGATIONS                           TOTAL        1 YEAR        YEARS        YEARS        5 YEARS
--------------------------------                   -----------   ----------     -------      -------      ----------
                                                                            (IN THOUSANDS)
Revolving Credit Facility(a)..................     $     9,150  $     9,150   $        --  $        --   $        --
Operating Lease Obligations...................          29,260        4,404         8,627        8,390         7,839
Merchant Banking Commitments(b)...............          20,328       20,328            --           --            --
                                                   -----------  -----------   -----------  -----------   -----------
Total.........................................     $    58,738  $    33,882   $     8,627  $     8,390   $     7,839

---------------------------------------

(a) As of March 10, 2004, we had fully drawn our $16.0 million revolving credit facility.
(b) We may be required to fund our merchant banking commitments at any time through June 2005, depending on the timing and level of investments by Greenhill Capital Partners, although we do not expect these commitments to be drawn in full.

MARKET RISK

     Due to the nature of our business and the manner in which we conduct our operations, in particular our limitation of investment to short term cash investments, we believe that we do not face any material interest rate risk, foreign currency exchange rate risk, equity price risk or other market risk. As we begin to increase our principal investments in Greenhill Capital Partners and other merchant banking funds, we will face substantially greater exposure to changes in the estimated fair value of the companies in which these funds invest, which historically has been volatile. In addition, the reported amounts of our revenues may be affected by movements in the rate of exchange between the euro and pound sterling (in which 36.7% of our 2003 revenues were denominated) and the dollar, in which our financial statements are denominated. We do not currently hedge against movements in these exchange rates.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and their notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses Greenhill's most critical accounting policies, which are those that are most important to the presentation of our financial condition and results of operations and require management's most difficult, subjective and complex judgments.

   REVENUE RECOGNITION

     Financial Advisory Fees

     We recognize advisory fee revenue when the services related to the underlying transactions are completed in accordance with the terms of the respective engagement letters. Retainer fees are generally recognized as advisory fee income over the period the services are rendered.

     Our clients reimburse certain out-of-pocket expenses incurred by us in the conduct of advisory engagements. Expenses are reported net of such client reimbursements.

     Merchant Banking Fund Management Revenues

     Merchant Banking Fund Management revenue consists of (i) management fees on our merchant banking activities, (ii) gains (or losses) on investments in our merchant banking funds and other principal investment activities and (iii) merchant banking profit overrides.

     Fund management fees are recognized over the period of related service.

     We recognize revenue on investments in merchant banking funds based on our allocable share of gains (or losses) reported by such funds on a quarterly basis. Investments held by Greenhill Capital Partners are recorded at estimated fair value. Investments are initially carried at cost as an approximation of fair value. The carrying value of such investments is adjusted at each period end to the extent that changes in the underlying fair values are readily determinable. Public investments are valued using quoted market prices discounted for any restrictions on sale. Privately held investments are carried at estimated fair value as determined by the general partner (our affiliate) after giving consideration to the cost of the security, the pricing of other private placements of the portfolio company, the price of securities of other companies comparable to the portfolio company, purchase multiples paid in other comparable third-party transactions, the original purchase price multiple, market conditions, liquidity, operating results and other financial data.

     We recognize merchant banking profit overrides when certain financial returns are achieved over the life of the funds. Profit overrides are calculated as a percentage of the profits over a specified threshold earned by such funds on investments managed on behalf of outside investors. Future underperformance by the fund may require amounts previously earned as profit overrides to be returned to the fund in future periods.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities, or VIEs. In December 2003, the FASB issued a revised version of FIN 46, or FIN 46-R, in an effort to clarify the application of FIN 46. The Interpretations define variable interests and specify the circumstances under which consolidation of entities will be dependent on such interests. The provisions of FIN 46 were effective after January 31, 2003 for all newly acquired or created interests in VIEs and as of December 31, 2003 for all interests in VIEs existing and owned prior to January 31, 2003. For public entities, FIN 46-R is effective for all interests in VIEs as of the end of the first reporting period ending after March 15, 2004. However, early adoption is permitted. We are currently evaluating whether the general partner of Greenhill Capital Partners meets the definition of a VIE and it is possible that we would be required to consolidate this entity into the financial statements of Greenhill on March 31, 2004. If the general partner of Greenhill Capital Partners were consolidated into our financial statements, we expect our revenues and expenses would increase in equal measure; however, we do not expect any impact from that consolidation to our net income. While the provisions of FIN 46-R may have an impact on our accounting for our future business relationships, they will not have an impact on our historical consolidated financial statements.

                                    BUSINESS

OVERVIEW

     Greenhill is an independent investment banking firm that (i) provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters and (ii) manages merchant banking funds and commits capital to those funds. We act for clients located throughout the world from offices in New York, London and Frankfurt.

     We were established in 1996 by Robert F. Greenhill, the former President of Morgan Stanley and Chairman and Chief Executive of Smith Barney. We were founded on the belief that: (i) a corporate finance advisory business does not need, and indeed could benefit by separating from, the variety of other financial activities that larger, diversified investment banks pursue alongside their client advisory activities; (ii) senior professionals focused on client advisory activities but residing at the larger, diversified investment banks would be drawn to a business model where client advisory activities were at the center of the firm; and (iii) the relatively low capital and overhead requirements of a predominantly advisory business, combined with the ability to expand the business by selectively adding managing directors, allow a firm focused on client advisory activities to be highly profitable and maintain significant growth potential.

     Since its founding, Greenhill has grown steadily, recruiting a number of managing directors from major investment banks (as well as senior professionals from other institutions), each with a different geographic, industry or transaction focus and each with a different set of corporate management and other relationships. As part of this expansion, we opened a London office in 1998, raised a merchant banking fund in 2000, opened a Frankfurt office later in 2000 and began offering financial restructuring advice in 2001. We have demonstrated strong financial results from serving a diverse and growing client base, producing revenue and earnings growth in a variety of economic and market conditions, including a prolonged period in which global merger and acquisition activity declined significantly. Our revenue grew from $36.9 million in 1997 (our first full year of operation) to $126.7 million in 2003, representing a compound annual growth rate of 22.8%.

     We seek to differentiate ourselves from our major competitors through our independence, focus and approach to transactions. We are an independent firm, owned and managed by our managing directors, rather than part of a larger, diversified financial institution. We primarily focus on advising clients, unlike most of our major competitors who also underwrite and trade securities, make loans and prepare investment research. Our managing directors are directly and extensively involved in building client relationships and structuring and executing our clients' transactions, unlike senior bankers at our major competitors, whose size and breadth require that senior bankers dedicate substantial effort to administrative matters and cross-selling other products of their firms. In addition, we believe our independence, coupled with our multidisciplinary expertise in merger and acquisition transactions undertaken in the restructuring context, affords us opportunities to provide advice on restructuring transactions on which most of our major competitors face potential or actual statutory and other conflicts of interest with their lending, underwriting or securities trading operations, and most of our restructuring advisory competitors are limited by a lack of a broad merger and acquisition advisory capability.

     In our efforts to attract and retain clients, we focus on large and mid-size corporations. We have served clients in a wide range of industries, with our most active areas being: Communications & Media; Consumer Goods & Retail; Financial Services; Technology; Energy & Utilities; Lodging & Leisure, and General Industrial. In the period from 1999 through 2003, we earned revenue in excess of $200,000 from 117 different companies. Of those, 40 companies ranked as one of our top ten revenue-generating clients for at least one calendar year during that period.

     Because we believe the needs of our clients are global and that international markets have strong potential for growth in transaction activity, we have built upon our initial base in the United States to form client relationships in the United Kingdom and Continental Europe, and to pursue significant clients on an opportunistic basis in Latin America and other parts of the world. For the period from 1999 through 2003, 53.2% of our advisory revenue came from clients headquartered outside of the United States. In 2003, 52.2% of our advisory revenue came from non-U.S. clients. Approximately 41% of our employees were based in our London and Frankfurt offices as of December 31, 2003.

     Greenhill is managed by its owners. Simultaneously with this offering, we will make equity-based awards to substantially all of our non-managing director employees. Following this offering, our employees, including our managing directors, will own approximately % of Greenhill. We are committed to a distinctive culture characterized by excellence in client service, collegiality in the way we work as a team to serve our clients and meritocracy in the way we recruit and reward our staff.

     Immediately prior to the closing of this offering, Greenhill & Co., Inc. will succeed to the business of Greenhill & Co. Holdings, LLC. In connection with the consummation of this offering, we will complete a number of transactions culminating in the merger of Greenhill & Co. Holdings, LLC into Greenhill & Co., Inc. See "Certain Relationships and Related Transactions--Incorporation Transactions" for additional information concerning these transactions.

INDUSTRY TRENDS

     Although we recognize that favorable macroeconomic and market environments will be subject to periodic reversals, which may significantly and adversely affect our businesses, we believe that significant growth and profit opportunities exist for firms like ours in the United States and abroad. These opportunities derive from several long-term trends, including the following:

     o Globalization. Heightened global competition has created a need for cross-border capabilities and economies of scale, resulting in increased joint venture and merger and acquisition activity;

     o Focus on Shareholder Value. Increasing focus on shareholder value has fueled an increase in M&A, restructuring and strategic initiatives, thereby yielding additional financial advisory opportunities; and

     o Consolidation. Moderate growth, limited pricing flexibility and the need for economies of scale have substantially increased consolidation opportunities in certain industries, and high levels of profit and strong stock market valuations have provided companies with the resources to pursue strategic combinations, thereby creating substantial demand for mergers and acquisitions advisory services.

WHY WE ARE GOING PUBLIC

     We have decided to become a public company for five principal reasons:

     o   To enhance our profile and recognition as an investment bank;

     o To expand our financial advisory business, including through the ability to create equity-based compensation plans to attract and retain talented people;

     o To expand our merchant banking fund management activities, including through the creation of new funds in which we would expect to invest collectively as a firm as well as individually as managing directors of Greenhill;

     o   To extend equity ownership to substantially all of our employees; and

     o To permit the realization over time of equity value by our principal owners without necessitating the sale of our business.

                              COMPETITIVE STRENGTHS

INDEPENDENCE

     We are an independent firm owned and managed by our managing directors, rather than part of a larger, diversified financial institution. Such institutions can develop conflicts with their corporate investment banking clients due to the large number of customers they service and the broad range of products and services they offer. We believe that awareness of these potential conflicts has been heightened by recent financial scandals in the United States and abroad and that such awareness has resulted in an increase in the demand for advice from independent financial advisors like Greenhill on large, complex merger, acquisition and restructuring transactions.

FOCUS ON ADVISORY ACTIVITIES

     We are focused on advising clients, particularly large and mid-size corporations, rather than on a broad range of securities businesses. We believe this focus has helped and will continue to help us attract clients and recruit financial advisory professionals who want to work in enterprises where their activities are the central focus. We believe that this focus has also enabled our managing directors and other employees to be highly productive as our revenue per employee was $1.2 million in each of the years 2003, 2002 and 2001.

BREADTH OF ADVISORY CAPABILITIES

     Our origin was as an advisor on mergers and acquisitions, an area in which we have established a prominent advisory practice. In addition, we have developed considerable experience and capabilities in financial restructuring situations. The leading merger and acquisition advisory firms may be significantly constrained in their restructuring advisory activities due to actual and apparent conflicts of interest arising from their large lending, debt underwriting and trading activities. At the same time, we believe that many firms that specialize in restructuring advisory work do not have a strong reputation for advice on mergers and acquisitions, and in some cases lack specialized industry experience. Greenhill offers a full range of merger, acquisition and restructuring advisory services, with each project team staffed with professionals from the relevant advisory disciplines, industry backgrounds and geographic locations.

INTERNATIONAL CAPABILITIES

     Unlike many small investment banking firms, we have aggressively sought to develop a broad geographic scope rather than focusing on any one particular market. From 1999 through 2003, 53.2% of our advisory revenues were derived from clients based outside the United States, primarily from the United Kingdom and, to a lesser extent, continental Europe, Latin America and Canada. While many larger investment banking firms have greater presences in more international markets, we believe our small size and collegiality allow us to work as a team on cross-border transactions better than many of our larger competitors.

EXPERIENCE

     Our 22 managing directors have an average of 22 years of relevant experience. Prior to joining Greenhill, 17 of those individuals were managing directors at other leading financial advisory firms or occupied comparably senior roles in leading private equity firms, law firms or corporations. The remainder were recruited from other leading financial advisory firms and later promoted from within. See "Management". Our relatively small size, our narrow focus and our relatively low ratio of employees to managing directors both allow and require our managing directors to direct the great majority of their efforts toward client advisory and merchant banking fund management activities, rather than the administrative, managerial and cross-selling tasks that occupy a large portion of many managing directors' time at larger, diversified financial institutions.

STRONG CORPORATE CULTURE

     While Greenhill is relatively young, we have developed a strong corporate culture. We are united by our desire to build a firm where client advisory activities are at the core, and by our commitment to excellence in those activities. We have a disciplined approach to expansion, which we have achieved through organic growth combined with the careful addition of selected individuals. Most of our managing directors spent the bulk of their careers prior to joining Greenhill at a leading firm. Only one managing director has departed in more than seven years, and 10 of the 22 current managing directors have more than five years of tenure at Greenhill. We believe individuals are attracted to Greenhill by our focused strategy and our concentration on high margin businesses.

                                    STRATEGY

     By building on what we perceive as our competitive strengths, our strategy is principally to (i) enhance our position as an independent alternative to large, diversified financial institutions for advice on important merger, acquisition and restructuring transactions, (ii) grow our financial advisory business, including by continuing to recruit managing directors and other professionals and (iii) expand our merchant banking fund management business by leveraging our existing relationships and infrastructure to create additional funds and increasing our investments as a principal in such funds. We aim to maintain a balance of activities across geographic regions and to increase the stability of our earnings.

EXPANDING THE DEPTH AND BREADTH OF OUR ADVISORY BUSINESS

     To meet what we believe will be a continuing rebound in demand for advice on mergers, acquisitions, restructurings and similar transactions, as well as increased opportunities for independent financial advisors in such situations, we seek to recruit additional senior investment banking professionals with important relationships in industries where we either are currently under-represented or perceive strong potential growth in transaction activity. To support this expansion in our client base, we continue to seek to recruit high caliber young professionals from the most competitive universities, top graduate business schools and other leading investment banks.

EXPANDING THE SIZE OF OUR MERCHANT BANKING FUND MANAGEMENT ACTIVITIES

     To expand our merchant banking revenue, we seek to (i) increase the size of merchant banking funds under management by Greenhill; (ii) consider developing additional types of funds, or similar funds with different geographic focuses, to be managed by Greenhill, as those opportunities arise; and (iii) make additional principal commitments as controlling member of the general partner of our funds, while continuing to require managing directors and other senior professionals of Greenhill to invest certain minimum amounts of personal capital in our funds, both to enhance the funds' appeal, and to align the interests of the managing directors and senior professionals with those of Greenhill.

MAINTAINING A BALANCE OF ACTIVITIES ACROSS GEOGRAPHIC REGIONS

     Because the financial advisory needs of our clients are global in nature, and because we see significant potential for growth in transaction advisory activity outside the United States, we continue to seek to expand our advisory activities outside the United States by recruiting additional managing directors and other professionals for our offices in London and Frankfurt. We also intend to seek, when appropriate, to develop our merchant banking activities outside the United States.

INCREASING THE STABILITY OF OUR EARNINGS

     While our primary objective continues to be long term profit growth and shareholder value creation, we seek to gradually make our earnings more stable by: (i) increasing our client base and advisory activities by adding additional senior professionals with important client relationships; (ii) seeking further diversity of advisory fees by client, industry and geography; and (iii) adding new sources of revenue by conducting more of our merchant banking activities collectively as a firm as well as individually as managing directors of Greenhill. By focusing on these objectives, we believe the quarterly volatility of our earnings will gradually decline, although it is likely to remain substantial for the foreseeable future.

                          PRINCIPAL SOURCES OF REVENUE

     Our two principal sources of revenue are financial advisory and merchant banking fund management.

FINANCIAL ADVISORY

     We provide a broad range of advice to U.S. and non-U.S. clients in relation to mergers, acquisitions, restructurings and similar corporate finance matters and are involved at each stage of these transactions, from initial structuring to final execution. Our focus is on providing high-quality advice to senior executive management and boards of directors of prominent large and mid-cap companies in transactions that typically are of the highest strategic and financial importance to those companies. Non-U.S. clients are a significant part of our business, generating 52.2% and 38.8% of our total revenues in 2003 and 2002, respectively.

     We advise companies in a number of different situations, each of which entails the provision of a different package of services. When we advise companies in the potential acquisition of another company or certain assets, our services may include, depending on the situation:

     o   evaluating potential acquisition targets;

     o   providing valuation analyses;

     o   evaluating and recommending financial and strategic alternatives;

     o advising as to the timing, structure and pricing of a proposed acquisition;

     o   assisting in negotiating and consummating an acquisition;

     o   analyzing and advising on potential financing for the transaction;

     o assisting in implementing an acquisition such as by acting as a dealer-manager if structured as a tender or exchange offer; and

     o   rendering, if appropriate, a fairness opinion.

     When we advise clients that are contemplating the sale of certain businesses, assets or their entire company, our services may include, depending on the situation:

     o evaluating and recommending financial and strategic alternatives with respect to a sale;

     o   advising on the appropriate sales process for the situation;

     o assisting in preparing an offering memorandum or other appropriate sales materials;

     o   identifying and contacting selected qualified acquirors;

     o   advising as to the timing, structure and pricing of a proposed sale;

     o   assisting in negotiating and consummating a proposed sale; and

     o   rendering, if appropriate, a fairness opinion.

     For companies in financial distress, our services may include, depending on the situation:

     o reviewing and analyzing the business, operations, properties, financial condition and prospects of the company;

     o   evaluating debt capacity;

     o   assisting in the determination of an appropriate capital structure;

     o   valuation analyses;

     o   evaluating and recommending financial and strategic alternatives;

     o if appropriate, providing financial advice and assistance in developing and seeking approval of a restructuring or reorganization plan, which may include a plan under chapter 11 of the United States Bankruptcy Code;

     o assisting in all aspects of the implementation of a such a plan, including coordinating with counsel;

     o advising and assisting in structuring and effecting the financial aspects of a sale or recapitalization;

     o structuring any new securities, other consideration or other inducements to be offered and/or issued under a reorganization plan; and

     o assisting and participating in negotiations with entities or groups affected by a reorganization plan.

     We operate in a highly competitive environment where there are no long-term contracted sources of revenue. Each revenue-generating engagement is separately awarded and negotiated. Our list of clients, and our list of clients with whom there is an active revenue-generating engagement, changes continually. To develop new client relationships, and to develop new engagements from historic client relationships, we maintain a business dialog with a large number of clients and potential clients, as well as with their financial and legal advisors, on an ongoing basis. We have gained a significant number of new clients each year through our business development initiatives, through recruiting additional senior investment banking professionals who bring with them client relationships and through referrals from directors, attorneys and other parties with whom we have relationships. At the same time, we lose clients each year as a result of the sale or merger of a client, a change in a client's senior management, competition from other investment banks and other causes.

     We staff our assignments with a team of professionals with appropriate product and/or industry expertise. Our managing directors have an average of 22 years of relevant experience, and many of them are able to use this experience to advise on both mergers and acquisitions and restructuring transactions, depending on our clients' needs. Our other professionals come from leading investment banking and educational institutions. We spend significant amounts of time training and mentoring our junior professionals. We generally provide our junior professionals with exposure to mergers and acquisitions, restructurings and merchant banking fund management to varying degrees, which provides us with the flexibility to allocate resources depending on the economic environment, and provides our bankers consistent transactional experience and a wide variety of experiences to assist in the development of business and financial judgment.

MERCHANT BANKING FUND MANAGEMENT

     Our merchant banking fund management activities currently consist primarily of management of and investment in Greenhill Capital Partners, a family of merchant banking funds that invest in portfolio companies. We pursue merchant banking fund management activities in addition to our financial advisory activities because: (i) our senior advisory professionals, and those we seek to recruit, are attracted by the opportunity to participate in merchant banking fund management, including the ability to invest in managed funds; and (ii) it allows us to further leverage our managing directors' industry knowledge and client contacts. We believe we can pursue merchant banking opportunities without creating conflicts with our advisory clients by typically focusing on significantly smaller companies than those with respect to which we seek to provide financial advice.

     The Chairman of Greenhill Capital Partners is Robert H. Niehaus. Mr. Niehaus was previously a founding member and later Chief Operating Officer of the Merchant Banking Department of Morgan Stanley. Its investment committee also includes Scott L. Bok, Simon A. Borrows, Robert F. Greenhill and V. Frank Pottow. We, together with our managing directors, manage Greenhill Capital Partners through separate general partners. See "Certain Relationships and Related Transactions--Relationship with Greenhill Capital Partners' Funds".

     In June 2000, Greenhill Capital Partners raised its first fund with $424 million of commitments by investors, of which $85 million was committed by our members and other professionals and $339 million was from outside investors. As of December 31, 2003, Greenhill Capital Partners had invested $218 million of the $424 million of committed capital. In January 2004, Greenhill Capital Partners invested an additional $16.6 million in a new investment. After investment capital is raised, funds are invested over time as and when opportunities arise. In the ordinary course, several years may elapse between the time capital is raised and gains or losses are realized. In the interim, the investments in the funds are adjusted to fair market value at the end of each quarter, which adjustments are reflected in our quarterly results.

     Over 80% of the invested capital of Greenhill Capital Partners relates to investments in three industries: energy, financial services and telecommunications infrastructure. The chart below summarizes the investment portfolio of Greenhill Capital Partners as of December 31, 2003, separately detailing all investments which have constituted greater than 5% of total committed capital:


                                                                                             CAPITAL
                                                                                            RETURNED     BOOK VALUE
                                                                                TOTAL         AS OF        AS OF
                                                                               CAPITAL      DECEMBER      DECEMBER
                                   INVESTMENT DATE          INDUSTRY           INVESTED    31, 2003(a)  31, 2003(b)
                                   ---------------          --------           --------    -----------  -----------
                                                                                         (IN THOUSANDS)
Global Signal Inc.(c).........     November 2002     Telecommunications      $   44,341    $     3,427  $    40,914
                                                     Towers
Heartland Payment Systems,         October 2001      Credit Card Processing      26,156              -       40,000
   Inc. ......................
Republic Group of Insurance
   Companies..................     August 2003       Insurance                   47,475          8,223       39,252
All Other Investments(d)(e)...     n/a               n/a                        100,163          5,711       69,205
TOTAL INVESTMENTS BY
   GREENHILL CAPITAL
   PARTNERS...................                                               $  218,135    $    17,361  $   189,371(f)


---------------------------------------

(a) Reflects proceeds from asset sales, refinancings, dividends, loan repayments and interest payments.

(b) Represents fair value of investments, as determined in accordance with Greenhill Capital Partners' standard valuation policies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies and Estimates".

(c) In February 2004, as a result of a refinancing of Global Signal, Greenhill Capital Partners received an additional $31.8 million from Global Signal, of which $30.5 million was a return of capital and $1.3 was dividends. This, in turn, reduced the carrying book value of that investment. In February 2004, Global Signal filed a registration statement for an initial public offering of common stock with the Securities and Exchange Commission. The completion of such an offering could have a material effect on the book value of our investment in Global Signal but might not initially generate cash for Greenhill Capital Partners.

(d) In January 2004, Greenhill Capital Partners invested $16.6 million in a subsequent investment.

(e) In January 2004, we received an additional $13.2 million from an investment of which $10.1 million was return of capital and $3.1 million was investment gains. In February 2004, the cash received from this investment and the Global Signal investment was distributed to our investors.

(f) Greenhill's share of the book value of Greenhill Capital Partners' investments as of December 31, 2003 was approximately $6.0 million.

     Our merchant banking activities historically have generated revenue from fees earned for our management of Greenhill Capital Partners, which are calculated as a percentage of funds under management. Beginning in 2004, we expect that merchant banking will also generate modest revenues from our small portion of the override of the profits earned on pre-2004 investments managed on behalf of outside investors, and gains on investments of our capital in merchant banking funds and other principal activities. While we do not intend to participate as a limited partner in any future funds, we expect to make certain principal investments in connection with our role as the controlling member of the general partner of the funds. Any losses on a fund's investments will offset any gains in that fund and reduce our merchant banking revenues accordingly. For a discussion of our participation in profit overrides with respect to the funds we manage, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations-Merchant Banking Fund Management and Other Revenues". Merchant Banking Fund Management and Other Revenues represented 4.2% of 2003 total revenues and 4.6% of 2002 total revenues.

     Prior to 2003, commitments to Greenhill Capital Partners were made by individual members and other professionals of Greenhill in their personal capacity rather than by Greenhill itself, and Greenhill had nominal capital committed to such funds. In late 2003, Greenhill purchased, for $6.7 million, limited partner interests in Greenhill Capital Partners relating to underlying investments with original invested capital of $7.2 million from outside investors. We also assumed from the same outside investors $3.9 million of related commitments to make future investments in Greenhill Capital Partners. In early 2004, we similarly purchased from an outside investor for $2.3 million an additional limited partner interest in Greenhill Capital Partners relating to underlying investments with original invested capital of $2.6 million and we assumed from the same outside investor $1.4 million of related commitments to make future investments in Greenhill Capital Partners. In addition, on January 1, 2004, we assumed from our members $15 million of their individual commitments to make future investments in Greenhill Capital Partners. As a result of the foregoing transactions, as of February 29, 2004, we had made a total of $9.1 million of principal investments in, and had $20.3 million of commitments to, Greenhill Capital Partners.

     We expect to invest a portion of the proceeds of this offering in future funds raised by Greenhill Capital Partners in connection with our role as the controlling member of the general partner of those funds. We would expect any such investment to be on a basis that bore no management fees or profit override. In addition, certain of our managing directors and other professionals intend to invest in the next fund raised by Greenhill Capital Partners. Any such investment would, up to an amount per managing director to be determined, bear management fees and a profit override on the same basis as investments by outside investors. Investments above such amount would bear full management fees, but only one-half the level of profit override borne by outside investors. The terms and conditions of future investments have not been finalized, however.

     In addition to our merchant banking activities in connection with Greenhill Capital Partners, we have invested in and maintain an ongoing relationship with Barrow Street Capital, LLC, a limited liability company that manages two real estate merchant banking funds. For a further discussion of our relationship with Barrow Street Capital, see "Certain Relationships and Related Transactions--Relationship with Barrow Street Capital".

PEOPLE

     We believe that one of the strengths and principal reasons for our success is the quality and dedication of our people. Prior to joining Greenhill, 17 of our managing directors were either managing directors at other leading financial advisory or private equity firms (including Baring Brothers (2), Credit Suisse First Boston (2), Goldman Sachs (2), Houlihan Lokey Howard & Zukin (1), Merrill Lynch (1) and Morgan Stanley (5)) or occupied comparably senior roles in a leading private equity firm, law firm or corporations. See "Management", which contains biographical information about all of our managing directors. The remainder were recruited from other leading financial advisory firms and promoted internally. Similarly, we have recruited junior professionals from the most competitive universities, top graduate business schools and other investment banking and private equity firms.

     As of December 31, 2003, Greenhill employed a total of 107 people (including our managing directors), of which 44 were based in our London or Frankfurt offices. We strive to maintain a work environment that fosters professionalism, excellence, diversity, and cooperation among our employees worldwide. We utilize a comprehensive evaluation process at the end of each year to measure performance, determine compensation and provide guidance on opportunities for improved performance.

COMPETITION

     The financial services industry is intensely competitive, and we expect it to remain so. Our competitors are other investment banking firms, merchant banks and financial advisory firms. We compete with some of our competitors globally and with some others on a regional, product or niche basis. We compete on the basis of a number of factors, including transaction execution skills, our range of products and services, innovation, reputation and price.

     We believe our primary competitors in securing mergers and acquisitions and restructuring advisory engagements are Citigroup, Credit Suisse First Boston, Goldman Sachs, JPMorgan Chase, Lehman Brothers, Merrill Lynch, Morgan Stanley, UBS Investment Bank and other bulge bracket firms as well as investment banking firms such as Blackstone Group, Houlihan Lokey Howard & Zukin and Lazard.

     As we expand our merchant banking business, we face competition both in the pursuit of outside investors for our merchant banking funds and to acquire investments in attractive portfolio companies.

     Competition is also intense for the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees.

     In recent years there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wider range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our businesses. This trend toward consolidation and convergence has significantly increased the capital base and geographic reach of our competitors.

REGULATION

     Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not with protecting the interests of our shareholders or creditors. In the United States, the Securities and Exchange Commission, or SEC, is the federal agency responsible for the administration of the federal securities laws. Greenhill & Co., LLC, a wholly-owned subsidiary of Greenhill, is registered as a broker-dealer with the SEC and the National Association of Securities Dealers, Inc., or the NASD, and as a broker-dealer in all 50 states and the District of Columbia. Certain self-regulatory organizations adopt rules and examine broker-dealers, such as Greenhill. In addition, state securities and certain other regulators also have regulatory or oversight authority over Greenhill. Similarly, Greenhill's business is also subject to regulation by the Financial Services Authority in the United Kingdom and may be subject to regulation by non-U.S. governmental and regulatory bodies and self-regulatory authorities in other countries where Greenhill operates.

     Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record-keeping, the financing of customers' purchases and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect the mode of operation and profitability of Greenhill.

     The U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

     In 2003, we and several of our managing directors were investigated by the NASD, for failure to comply with certain continuing education requirements imposed on all registered broker-dealers and their licensed financial professionals. This investigation was resolved in January 2004 when we and two managing directors were censured and separately paid fines to the NASD of between $3,000 and $30,000. All of our managing directors are now in compliance with the NASD's continuing education requirements.

LEGAL PROCEEDINGS

     We have not historically been involved in material legal proceedings.

     As we grow our business, we may in the future become involved in litigation in the ordinary course of our business, including litigation material to our business; however, we are not aware of any material legal proceedings currently pending or threatened against us.

PROPERTIES

     We occupy three offices, all of which are leased. Our headquarters are located at 300 Park Avenue, New York, New York, and comprise approximately 50,000 square feet of leased space, pursuant to lease agreements expiring in 2010 (with options to renew for five years). In London, we lease approximately 8,250 square feet at 56-58 Conduit Street pursuant to a lease agreement expiring in 2013. Our Frankfurt office is located at Neue Mainzer Strasse 52 and consists of approximately 6,000 square feet of leased space, pursuant to a lease agreement expiring in 2009. We do not anticipate a need for additional office space in the near term.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is information concerning our directors and executive officers. We expect to appoint additional directors over time who are not employees of Greenhill or otherwise affiliated with management.


NAME                                     AGE                                   POSITION
----                                     ---                                   --------
Robert F. Greenhill.................      67      Director, Chairman and Chief Executive Officer
Scott L. Bok........................      44      Director and Co-President
Simon A. Borrows....................      45      Director and Co-President
Robert H. Niehaus...................      48      Chairman, Greenhill Capital Partners
John D. Liu.........................      35      Chief Financial Officer
Harold J. Rodriguez, Jr.............      48      Managing Director--Finance, Regulation & Operations and Chief
                                                     Compliance Officer

     Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each director and executive officer follows.

     Robert F. Greenhill, our founder, has served as our Chairman and Chief Executive Officer since the time of our founding in 1996. Mr. Greenhill has been a member of our Management Committee since its formation in January 2004. Prior to founding and becoming Chairman of Greenhill, Mr. Greenhill was chairman and chief executive officer of Smith Barney Inc. and a member of the board of directors of the predecessor to the present Travelers Corporation (the parent of Smith Barney) from June 1993 to January 1996. From January 1991 to June 1993, Mr. Greenhill was president of, and from January 1989 to January 1991, Mr. Greenhill was a vice chairman of, Morgan Stanley Group, Inc. Mr. Greenhill joined Morgan Stanley in 1962 and became a partner in 1970. In 1972, Mr. Greenhill directed Morgan Stanley's newly-formed mergers and acquisitions department. In 1980, Mr. Greenhill was named director of Morgan Stanley's investment banking division, with responsibility for domestic and international corporate finance, mergers and acquisitions, merchant banking, capital markets services and real estate. Also in 1980, Mr. Greenhill became a member of Morgan Stanley's management committee.

     Scott L. Bok has served as our Co-President since January 2004 and as a member of our Management Committee since its formation in January 2004. From 2001 until the formation of our Management Committee, Mr. Bok participated on the two-person administrative committee responsible for managing Greenhill's operations. Mr. Bok has also served as a Senior Member of Greenhill Capital Partners since its formation. Mr. Bok joined Greenhill as a Managing Director in February 1997. Before joining Greenhill, Mr. Bok was a managing director in the mergers, acquisitions and restructuring department of Morgan Stanley & Co., where he worked from 1986 to 1997, based in New York and London. From 1984 to 1986, Mr. Bok practiced mergers and acquisitions and securities law in New York with Wachtell, Lipton, Rosen & Katz. Mr. Bok is a member of the board of directors of various private companies.

     Simon A. Borrows has served as our Co-President since January 2004 and as a member of our Management Committee since its formation in January 2004. From 2001 until the formation of our Management Committee, Mr. Borrows participated on the two-person administrative committee responsible for managing Greenhill's operations. Mr. Borrows joined Greenhill as a Managing Director in June 1998. Prior to joining Greenhill, Mr. Borrows was the managing director of Baring Brothers International Limited (the corporate finance division of ING Barings), a position Mr. Borrows had held since 1995. Mr. Borrows was a director of Baring Brothers from 1989 to 1998. Prior to joining Baring Brothers in 1988, Mr. Borrows worked in the corporate finance department of Morgan Grenfell.

     Robert H. Niehaus has served as the Chairman of Greenhill Capital Partners and as a Senior Member of Greenhill Capital Partners since June 2000. Mr. Niehaus has been a member of our Management Committee since its formation in January 2004. Mr. Niehaus joined Greenhill in January 2000 as a Managing Director to begin the formation of Greenhill Capital Partners. Prior to joining Greenhill, Mr. Niehaus spent 17 years at Morgan Stanley & Co., where he was a managing director in the merchant banking department from 1990 to 1999. Mr. Niehaus was vice chairman and a director of the Morgan Stanley Leveraged Equity Fund II, L.P., a $2.2 billion private equity investment fund, from 1992 to 1999, and was vice chairman and a director of Morgan Stanley Capital Partners III, L.P., a $1.8 billion private equity investment fund, from 1994 to 1999. Mr. Niehaus was also the chief operating officer of Morgan Stanley's merchant banking department from 1996 to 1998. Mr. Niehaus is a director of American Italian Pasta Company, Waterford Wedgewood plc, Global Signal Inc., Exco Resources, Inc. and various private companies.

     John D. Liu became Chief Financial Officer and a Managing Director of Greenhill in January 2004. Mr. Liu joined Greenhill in May 1996 as an Associate. Mr. Liu was promoted to Vice President in January 2000 and to Principal in January 2002. Prior to joining Greenhill, Mr. Liu was an associate at Wolfensohn & Co., a mergers & acquisitions firm, from 1995 to 1996. Mr. Liu was an analyst in investment banking at Donaldson, Lufkin & Jenrette from 1990 to 1992. Mr. Liu is a member of the board of directors of a private company.

     Harold J. Rodriguez, Jr. has served as our Managing Director--Finance, Regulation and Operations and as our Chief Compliance Officer, Treasurer and Secretary since January 2004. From November 2000 through December 2003, Mr. Rodriguez was Chief Financial Officer of Greenhill. Mr. Rodriguez has been with Greenhill since June 2000. Prior to joining Greenhill, Mr. Rodriguez was Executive Vice-President and Chief Financial Officer of MVL Group, Inc. from January 2000 to May 2000. Prior to that, Mr. Rodriguez was Vice President - Finance and Controller of Silgan Holdings, Inc., a major consumer packaging goods manufacturer, from 1987 to 2000. From 1978 to 1987, Mr. Rodriguez worked with Ernst & Young, where he was a senior manager specializing in taxation.

     There are no family relationships among any of our directors and executive officers. There are no contractual obligations regarding election of our directors.

THE MANAGEMENT COMMITTEE

     In January 2004, the Management Committee was constituted as Greenhill's senior operating committee. Senior management consults with the Management Committee, which is chaired by Mr. Greenhill, regarding the strategy and management of our business. In addition to Messrs. Greenhill, Bok, Borrows and Niehaus, the members of the Management Committee are Timothy M. George, Michael
A. Kramer, James R.C. Lupton and Colin T. Roy. See "Key Employees" for biographical information relating to Messrs. George, Kramer, Lupton and Roy.

BOARD COMPOSITION

     Prior to our conversion to corporate form, we did not have a board of directors and our business was managed by our senior managing directors. Upon the consummation of this offering, our board will consist of four members, who are Messrs. Robert F. Greenhill, Scott L. Bok, Simon A. Borrows and an independent director to be named prior to the completion of this offering. During the year following this offering, we expect to appoint three additional directors who will meet the independence standards established by the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange. Following such appointments, we will have a seven-member board, the majority of whose members are independent.

DIRECTOR COMPENSATION

     Our policy is not to pay compensation to directors who are also employees of Greenhill. We anticipate that outside directors will enter into compensation arrangements to be determined.

BOARD COMMITTEES

     Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, and may from time to time establish other committees to facilitate the management of Greenhill.

   AUDIT COMMITTEE

     At the time of the consummation of this offering, the Audit Committee will be comprised of Scott L. Bok, Simon A. Borrows and an independent director to be named prior to the completion of this offering. We intend to appoint additional independent directors to our board of directors and the Audit Committee in compliance with the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange. Messrs. Bok and Borrows will be replaced on the Audit Committee by two of the additional independent directors. The Audit Committee will review and report to the board of directors on the internal accounting and financial controls for Greenhill and on the accounting principles and auditing practices and procedures to be employed in preparation and review of the financial statements of Greenhill. The Audit Committee will also be responsible for the engagement and oversight of independent public auditors, the scope of the audit to be undertaken by such auditors and the pre-approval of any audit and permitted non-audit services provided by such auditors.

   COMPENSATION COMMITTEE

     At the time of the consummation of this offering, the Compensation Committee will be comprised of Scott L. Bok, Simon A. Borrows and an independent director to be named prior to the completion of this offering. We intend to appoint additional independent directors to our board of directors and the Compensation Committee in compliance with the applicable rules of the New York Stock Exchange. Messrs. Bok and Borrows will be replaced on the Compensation Committee by two of the additional independent directors. The Compensation Committee will review and, as it deems appropriate, recommend to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees, including the determination in its discretion of the amount of annual bonuses, if any, for our managing directors and other professionals, and the establishment and administration of employee benefit plans. The Compensation Committee will exercise all authority under Greenhill's employee equity incentive plans and will advise and consult with the officers of Greenhill as may be requested regarding managerial personnel policies.

   NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

     At the time of the consummation of this offering, the Nominating and Corporate Governance Committee will be comprised of Scott L. Bok, Simon A. Borrows and an independent director to be named prior to the completion of this offering. We intend to appoint additional independent directors to our board of directors and the Nominating and Corporate Governance Committee in compliance with the applicable rules of the New York Stock Exchange. Messrs. Bok and Borrows will be replaced on the Nominating and Corporate Governance Committee by two of the additional independent directors. The Nominating and Corporate Governance Committee will identify and recommend nominees to our board of directors and oversee compliance with our corporate governance guidelines.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. The Compensation Committee reviews and approves the compensation and benefits for our executive officers, administers our employee benefit plans and makes recommendations to our board of directors regarding such matters.

EXECUTIVE COMPENSATION

     Prior to this offering, our business was carried on in limited liability company and partnership form. As a result, meaningful individual compensation information for directors and executive officers of Greenhill based on its operation in corporate form is not available for periods prior to this offering.

     The following table sets forth information regarding the compensation paid to Greenhill's Chief Executive Officer and Greenhill's four other most highly compensated executive officers, collectively referred to as the "named executive officers" in this prospectus, during Greenhill's fiscal year ended December 31, 2003.

                          2003 COMPENSATION INFORMATION

                                                                                                      PARTICIPATION
                                                                                                      IN EARNINGS OF
                                                                                                     GREENHILL & CO.
                                                                                                        HOLDINGS,
                    NAME AND PRINCIPAL POSITION                          SALARY          BONUS          LLC(a)(b)
                    ---------------------------                          ------          -----          ---------
Robert F. Greenhill..............................................      $5,000,000    $         -         $13,913,561
   2003: Chairman and Chief Executive Officer
   (2004: Director, Chairman and Chief Executive Officer)
Scott L. Bok.....................................................               -              -           6,636,833
   2003: Managing Director and Co-Administrative Chairman
   (2004: Director and Co-President)
Simon A. Borrows.................................................               -              -           9,168,183
   2003: Managing Director and Co-Administrative Chairman
   (2004: Director and Co-President)
Robert H. Niehaus................................................               -              -           3,145,713
   2003: Chairman, Greenhill Capital Partners
   (and 2004)
John D. Liu(c)...................................................         120,000        922,356                   -
   2003: Principal
   (2004: Chief Financial Officer and Managing Director)


---------------------------------------
(a) Represents each named executive officer's direct or indirect allocable share of the income of Greenhill & Co. Holdings, LLC.

(b) In addition to the cash compensation received from Greenhill set forth in the preceding table, the named executive officers are entitled to receive a portion of the profit overrides on investments made by Greenhill Capital Partners that are allocable to outside investors (see "Management's Discussion and Analysis of Financial Condition--Results of Operations--Merchant Banking Fund Management and Other Revenues"). With respect to such investments by Greenhill Capital Partners in 2003, the named executive officers received rights to the following percentages of profits, if any, generated on such investments, subject to achievement of a minimum investment return hurdle for such outside investors: Robert F. Greenhill, 2.7%; Scott L. Bok, 2.25% on one investment and 2.5% on all others; Simon A. Borrows, 0.9%; Robert H. Niehaus, 5.0%; and John D. Liu, 0.0419%. In 2003, Greenhill Capital Partners invested $77.3 million, of which $61.8 million was on behalf of outside investors.

(c) Mr. Liu also received a profit-sharing contribution of $7,644 and a matching contribution of $1,000 from Greenhill to his 401(k) Profit Sharing Plan.

     Aggregate compensation paid to key employees who are not named executive officers may exceed that paid to the named executive officers.

KEY EMPLOYEES

     Robert F. Greenhill, Scott L. Bok, Simon A. Borrows, Robert H. Niehaus, John D. Liu and Harold J. Rodriguez, Jr. are all key employees of Greenhill. See "Management" for biographical information relating to each of these managing directors. The following individuals, who are other managing directors, are also key employees of Greenhill:

     Harvey R. Miller, 71, joined Greenhill in September 2002 as a Managing Director. Effective January 1, 2004, Mr. Miller was elected Vice Chairman of Greenhill. Prior to joining Greenhill, Mr. Miller was a senior partner of Weil, Gotshal & Manges LLP, where he had been the head of its business finance and restructuring department for the previous 31 years and a member of its management committee for 27 years. Mr. Miller was actively involved in substantially all of the major restructuring and bankruptcy reorganization cases since he started the department at Weil.

     Lord James Blyth of Rowington, 63, joined Greenhill in January 2000 and served as a Senior Advisor through October 2002, at which time he became a Managing Director. Effective January 1, 2004, Lord Blyth was elected Vice Chairman of Greenhill. Lord Blyth currently serves as Chairman of Diageo plc., a position he has held since June 2000. Diageo has been a client of Greenhill since 1998, before Lord Blyth joined either Greenhill or Diageo. With respect to advisory work performed by Greenhill for Diageo since the time Lord Blyth became Chairman of Diageo, Lord Blyth has not participated in the selection of Greenhill or advised Greenhill in connection with obtaining or executing such advisory work. Prior to joining Diageo, Lord Blyth worked at The Boots Co., where he served initially as Chief Executive Officer and later as Chairman. Lord Blyth has held various other senior positions, including Chief Executive of The Plessey Company PLC and Head of Defense Sales at the United Kingdom Ministry of Defense.

     Jeffrey F. Buckalew, 37, has been with Greenhill since June 1996 and has been a Managing Director since January 2002. Prior to joining Greenhill, Mr. Buckalew was an associate for three years in the financial institutions group at Salomon Brothers. Mr. Buckalew also spent two years with Chemical Bank's leveraged finance group.

     Brian J. Cassin, 36, has been with Greenhill since July 1998 and has been a Managing Director since January 2002. Prior to joining Greenhill, Mr. Cassin worked for six years with Baring Brothers International in London and New York. Mr. Cassin's other experience includes four years with the London Stock Exchange.

     Timothy M. Dwyer, 42, joined Greenhill as a Managing Director in January 2002. Prior to joining Greenhill, Mr. Dwyer was a Managing Director at Donaldson, Lufkin & Jenrette and then at Credit Suisse First Boston after its acquisition of DLJ. While at these two firms, Mr. Dwyer advised insurance institutions throughout North America and Europe on mergers and acquisitions. Mr. Dwyer's prior experience includes advisory work in the financial institutions group at Salomon Brothers Inc.

     Timothy M. George, 51, joined Greenhill as a Managing Director in February 1997 and has been a member of our Management Committee since its formation in January 2004. Before joining Greenhill, Mr. George was a Managing Director at Morgan Stanley, where he was head of the global food, beverage and consumer products group, which he co-founded in 1989. Prior to that, Mr. George was the Assistant Treasurer of J.P. Morgan & Co. and a Vice President of Goldman Sachs.

     Michael A. Kramer, 35, joined Greenhill as a Managing Director in January 2001 and has been a member of our Management Committee since its formation in January 2004. Prior to joining Greenhill, Mr. Kramer was co-head of the Eastern Region of Houlihan Lokey Howard & Zukin, where he ran the financial restructuring and corporate finance businesses. Mr. Kramer was also actively involved in the founding and development of Houlihan Lokey Howard & Zukin's merchant banking business.

     Peter C. Krause, 55, joined Greenhill as Founding Member and Managing Director in 1996. Mr. Krause is the Chairman and Co-Founder of Barrow Street Real Estate Funds. Prior to joining Greenhill, Mr. Krause was a Managing Director at Morgan Stanley, where he was a member of the Investment Committee of Morgan Stanley's real estate funds. Before joining Morgan Stanley, Mr. Krause practiced real estate law at Cleary, Gottlieb, Steen & Hamilton.

     James R. C. Lupton, 48, joined Greenhill as a Managing Director in May 1998 and has been a member of our Management Committee since its formation in January 2004. Prior to joining Greenhill, Mr. Lupton was Deputy Chairman of Baring Brothers International Limited. During a 17-year career with Baring Brothers, Mr. Lupton served in senior roles advising on mergers and acquisitions. Prior to joining Baring Brothers, Mr. Lupton worked at S.G. Warburg and qualified as a solicitor with Lovell, White & King.

     Gregory R. Miller, 38, joined Greenhill as a Manager Director in March 2004. Prior to joining Greenhill, Mr. Miller was a Managing Director at Credit Suisse First Boston, where he worked for 14 years. Mr. Miller's experience has been primarily in the media industry, where he focused in particular on companies involved in publishing and information services.

     Richard Morse, 45, joined Greenhill as a Managing Director in October 2002. Prior to joining Greenhill, Mr. Morse was head of the European energy and power investment banking team at Goldman Sachs. Mr. Morse has more than 20 years of investment banking experience at Goldman Sachs and Dresdner Kleinwort Wasserstein in a variety of senior roles. Between 1999 and 2001, Mr. Morse served as Deputy Director General of the Office of Gas & Electricity Markets, the British energy regulator.

     V. Frank Pottow, 40, joined Greenhill as a Managing Director and managing member of Greenhill Capital Partners in July 2002. Mr. Pottow has more than 16 years of experience initiating, structuring and executing private equity investments, with particular investment expertise with energy companies. Prior to joining Greenhill, Mr. Pottow was a Managing Director at SG Capital Partners and Thayer Capital Partners, and a Principal at Odyssey Partners. Prior to that, Mr. Pottow was a member of the merchant banking group of Morgan Stanley.

     Gregory G. Randolph, 44, joined Greenhill as a Managing Director in January 2004. Before joining Greenhill, Mr. Randolph was a Managing Director in the energy and power group of Goldman Sachs. Prior to working at Goldman Sachs for more than 10 years, Mr. Randolph worked in the project finance group at Salomon Brothers.

     Bradley A. Robins, 39, has been with Greenhill since January 2001 and has been a Managing Director since January 2002. Prior to joining Greenhill, Mr. Robins was a Senior Vice President at Houlihan Lokey Howard & Zukin, where he led a variety of restructuring and mergers & acquisitions engagements. Mr. Robins began his career as an attorney at Wachtell, Lipton, Rosen & Katz.

     Colin T. Roy, 42, joined Greenhill as a Senior Advisor in November 2000 and became a Managing Director in January 2002. Mr. Roy has been a member of our Management Committee since its formation in January 2004. Mr. Roy is responsible for our Frankfurt office. Prior to joining Greenhill, Mr. Roy was a Managing Director and Co-Head of Investment Banking in Germany for Merrill Lynch. Mr. Roy's previous experience includes more than 10 years at S.G. Warburg in London, Munich and Frankfurt.

     David A. Wyles, 35, joined Greenhill in August 1998 and has been a Managing Director since January 2002. Prior to joining Greenhill, Mr. Wyles spent four years with Baring Brothers International Limited, based in both London and Amsterdam. Mr. Wyles' other experience includes four years with Coopers & Lybrand's management consultancy division and four years with the weapon and communications system design and development arm of the British Royal Navy.

KEY EMPLOYEE INSURANCE POLICY

     In order to protect Greenhill from economic losses that could result from the death of any of our managing directors, we intend to purchase a life insurance policy with respect to each of our managing directors. The aggregate policy amount will be $100 million, prorated among each person who is a managing director immediately prior to the consummation of this offering based upon his percentage of beneficial ownership of Greenhill shares at that time.

EMPLOYMENT, NON-COMPETITION AND PLEDGE AGREEMENTS

     We are entering into an employment, non-competition and pledge agreement with each of our managing directors (including each of our named executive officers). The following are descriptions of the material terms of each such employment, noncompetition and pledge agreement, including any amounts or time periods that are specific to our named executive officers. With the exception of the few differences noted in the description below, the terms of each employment, non-competition and pledge agreement are identical. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the form of each named executive officer's employment, noncompetition and pledge agreement. See "Where You Can Find More Information".

     Each employment and noncompetition agreement provides as follows:

     Base Salary. Upon the closing of this offering, each managing director will be paid an annual base salary of $600,000, payable in semi-monthly installments. The amount of each managing director's annual salary is subject to annual review by the Compensation Committee. In addition, a managing director may be awarded an annual bonus in an amount determined in the sole discretion of the Compensation Committee.

     Benefits. Each managing director will be entitled to participate in our group health, dental and life insurance plans, 401(k) savings plan and equity incentive plan.

     Confidentiality. Each managing director is required to protect and use "confidential information" in accordance with the restrictions placed by us on its use and disclosure.

     Noncompetition. During the period ending 12 months after the date a managing director ceases to be employed by us, or in the case of all initial members of the Management Committee (each of whom was a member of our Management Committee at the time of the consummation of this public offering), during the period ending 24 months after the date such managing director ceases to be employed by us, that managing director may not:

     o form, or acquire a 5% or greater ownership, voting or profit participation interest in, any competitive enterprise; or

     o   engage in any business activity in which we operate.

     "Competitive enterprise" means any business enterprise that provides financial advice or invests in private equity. These restrictions on competition will expire five years from the consummation of this offering. As a result, any managing director who continues to be employed by us on the fifth anniversary of this offering will no longer be subject to the noncompetition restrictions. However, any managing director whose employment with us has terminated prior to the fifth anniversary of this offering will remain subject to the noncompetition restrictions until the expiration of that managing director's 12-month or 24-month restriction period following his or her termination of employment with us.

     Nonsolicitation. During the period ending 18 months after the date a managing director ceases to be employed by us, that managing director may not, directly or indirectly, in any manner solicit any of our employees to apply for, or accept employment with, any competitive enterprise.

     Liquidated Damages. In the case of any breach of the noncompetition or nonsolicitation provisions prior to the fifth anniversary of the date of the consummation of this offering, the breaching managing director will be liable for liquidated damages. The amount of liquidated damages for each named executive officer is as follows:

     o   Robert F. Greenhill: $56.6 million

     o   Scott L. Bok: $18.8 million

     o   Simon A. Borrows: $18.8 million

     o   Robert H. Niehaus: $14.2 million

     o   John D. Liu: $2.0 million

     o   Harold J. Rodriguez, Jr.: $2.0 million

     For each of the other managing directors, the amount of liquidated damages is between $2.0 million and $18.8 million.

     Pledge in Connection with Liquidated Damages. The liquidated damages provision in each managing director's employment, noncompetition and pledge agreement will be secured by a pledge of our common stock owned by that managing director (including through indirect ownership and ownership through affiliated entities), subject to a minimum pledge of our common stock with an initial value equal to $2,000,000 (based on the initial public offering price per share shown on the cover page of this prospectus), but in no case greater than 50% of our common stock owned by that managing director (including through indirect ownership and ownership through affiliated entities) at the time of the consummation of this offering. Each pledge of our common stock will terminate on the earliest to occur of:

     o   the death of the relevant managing director;

     o the expiration of the 12-month period or 24-month period, as applicable, following the termination of the employment of the relevant managing director; or

     o the fifth anniversary of the date of the consummation of this offering (unless employment has been terminated earlier).

     These liquidated damages are in addition to the forfeiture of any future equity-based awards that may occur as a result of the breach of any noncompetition or nonsolicitation provisions contained in those awards.

     Transfer of Client Relationships. Each managing director is required, upon termination of his or her employment, to take all actions and do all things reasonably requested by us to maintain for us the business, goodwill and business relationships with our clients with which he or she worked.

     Termination of Employment. Each employment, noncompetition and pledge agreement may generally be terminated by either that managing director or us on 90 days' prior written notice, subject to the continuing survival of the noncompetition, nonsolicitation, liquidated damages, transfer of client relationships and confidentiality provisions described above, to the extent applicable. No managing director, however, who is at the time of the consummation of this public offering a member of our Management Committee may be terminated without the approval of the Compensation Committee.

     Nonexclusivity. The liquidated damages and pledge arrangements discussed above are not exclusive of any injunctive relief to which we may be entitled for a breach of the noncompetition provisions.

TRANSFER RIGHTS AGREEMENTS

     Persons and Shares Covered. Greenhill is entering into a transfer rights agreement with each of our managing directors (including each of our named executive officers). The shares covered by each managing director's transfer rights agreement include all shares of our common stock owned by that managing director as of the closing of this offering (including through indirect ownership and ownership through affiliated entities) or at any time during the term of the agreement, including shares received by that managing director (directly or indirectly) in exchange for or in respect of his or her shares of our common stock by reason of stock dividends, stock splits, reverse stock splits, spin-offs, split-ups, recapitalizations, combinations or exchanges of shares, but does not include any restricted stock units awarded to that managing director under the equity incentive plan described below. The shares of our common stock covered by each transfer rights agreement are referred to as covered shares.

     When a managing director ceases to be our employee for any reason other than death, the managing director will continue to be bound by all the provisions of the transfer rights agreement until the managing director holds (directly or indirectly) all covered shares free from the transfer restrictions described below and thereafter he or she will no longer be bound, in general, by the provisions other than the continuing provisions of the transfer rights agreement.

     Each transfer rights agreement will remain in effect in the event the covered shares are converted into a different security as a result of a business combination or other similar transaction, subject to adjustments made by the Compensation Committee.

     Transfer Restrictions. Each managing director will agree, among other things, to:

     o except as described below, not transfer, and to maintain sole beneficial ownership of, his or her covered shares for a period of five years after the consummation of this public offering,

     o comply with the transfer restrictions relating to the covered shares imposed by the lock-up provisions of the underwriting agreement with respect to this public offering and

     o comply with other transfer restrictions relating to our shares of common stock when requested to do so by us and with our insider trading policies.

Transfers include, among other things, any disposition of the economic risks of ownership of covered shares, including short sales, option transactions and use of derivative financial instruments or other hedging arrangements with respect to our securities.

     Sales Through Underwritten Public Offerings. Our underwritten public offering committee, as described below, may approve one or more underwritten public offerings to sell covered shares during the five year transfer restrictions period, subject to the restrictions described below. Each managing director who:

     o continues to work for us or has suffered a termination of employment resulting from a disability or the heir or estate of any managing director who has died or

     o retired from us at age 65 or greater with not less than two years of service with us following the consummation of this offering,

will be entitled to participate in such an underwritten public offering on a pro rata basis with the covered shares of all other managing directors so participating, or on a lesser basis at his or her request, subject to Robert F. Greenhill's right to sell (through his affiliated entities) covered shares first in an amount up to $17.7 million should he elect to do so. This amount corresponds to the capital contributed to Greenhill by Mr. Greenhill and entities controlled by him in connection with the firm's founding and is the only capital contribution that has been made to Greenhill. Our underwritten offering committee will be named by our board of directors and will initially consist of Robert F. Greenhill (who will chair the committee), Scott L. Bok and Simon A. Borrows. Approval of an underwritten offering by the committee will require approval of either the chair of the committee or the joint approval of the other two members of the committee. Approval of an underwritten public offering by the committee is subject to the further limitations contained in each transfer rights agreement, including:

     o in the first year following the consummation of this offering, we will effect no more than two underwritten public offerings of our common stock at the request of our managing directors for an aggregate number of shares not to exceed 15% of the covered shares as of the consummation of this offering; and

     o we have the right to refuse to effect an underwritten public offering at the request of our managing directors if the number of shares included in the request is less than 10% of the number of shares of common stock outstanding at the time the request is made.

Covered shares will also be subject to any underwriters' lock-up then in effect.

     In addition, subject to the approval of the underwritten offering committee, our managing directors will have the right to participate in underwritten offerings effected by the Company for other purposes, subject to the limitations described above and certain other limitations.

     Furthermore, the underwritten offering committee may approve requests by a managing director to transfer covered shares to family members or family trusts, which transferees will be subject to the same transfer restrictions under the transfer rights agreement.

     Sales in Compliance With Rule 144 Under the Securities Act of 1933. Consistent with the transfer restrictions described above, and other than in compliance with the exceptions described above, managing directors generally will not be permitted to transfer covered shares during the five year restriction period following the consummation of this offering through sales effected in compliance with Rule 144 under the Securities Act of 1933 or otherwise. However, each of Robert F. Greenhill, Lord James Blyth and Harvey R. Miller, each of whom will be age 65 within two years following the consummation of this public offering, will be permitted to sell (or cause to be sold through affiliated entities) covered shares in compliance with Rule 144 under the Securities Act of 1933 after the expiration of a two year period following the effective date of this public offering. Furthermore, upon a termination of a managing director's employment due to his or her death or disability, such managing director or his or her heirs or estate will be permitted to sell covered shares in compliance with Rule 144 under the Securities Act of 1933, regardless of when such termination of employment occurred.

     Compliance With Securities Laws. In addition to the restrictions set forth above, managing directors will need to comply with applicable securities laws in connection with any transfer of our common stock and may need to deliver an opinion of counsel in connection with any transfer.

     All transfer restrictions applicable to a managing director under the transfer rights agreement terminate upon death of such managing director.

     Dividends. To the extent dividends are paid on covered shares while the managing director remains subject to the transfer restrictions of the transfer rights agreement, the managing director will be entitled to such dividends.

     Voting. Each managing director will be entitled to full voting rights with respect to his or her covered shares.

     Term and Amendment. Each transfer rights agreement will be in effect for 5 years from the date of the consummation of this offering or until it is earlier terminated by us. Each transfer rights agreement may generally be amended or waived at any time by the mutual consent of the managing director and us.

THE EMPLOYEE INITIAL PUBLIC OFFERING AWARDS

     Effective as of the consummation of this offering, substantially all non-managing director employees will receive a grant of restricted stock units with respect to which up to an aggregate of shares of common stock will be deliverable.

     The restricted stock units awarded to employees in connection with this offering and in the future will be granted under the equity incentive plan described below and will confer only the rights of a general unsecured creditor of Greenhill and no rights as a shareholder of Greenhill until the common stock underlying such award is delivered.

     Subject to the employee's continued employment on the relevant delivery date, the common stock underlying the restricted stock units awarded in connection with this offering generally will be deliverable in equal installments on or about the first, second, third, fourth and fifth anniversaries of the date of the consummation of this offering, although the common stock may be deliverable earlier in the event of the occurrence of a change in control. While these restricted stock units are outstanding, amounts equal to regular cash dividends that would have been paid on the common stock underlying these units if the common stock had been actually issued will be paid in cash at about the same time that the dividends are paid generally to the shareholders.

CHANGE IN CONTROL

     The restricted stock units will provide that if a change in control occurs the Compensation Committee will determine in its sole discretion whether outstanding restricted stock units shall become fully vested and payable. "Change in Control" is defined in the equity incentive plan described below.

THE EQUITY INCENTIVE PLAN

     The following is a description of the material terms of the equity incentive plan. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the equity incentive plan. See "Where You Can Find More Information".

     Purpose. The purposes of the Equity Incentive Plan are to attract, retain and motivate key employees of and consultants and advisors to Greenhill and to align the interests of key employees, consultants and advisors with shareholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock.

     Administration. The Equity Incentive Plan will be administered by the Compensation Committee, or any successor committee thereto, or another committee of our board of directors appointed or designated by the board of directors.

     Vesting Schedule. The Compensation Committee shall have the authority to determine the vesting schedule applicable to each award.

     Settlement of Awards. The Compensation Committee shall have authority under the Equity Incentive Plan to determine whether, to what extent and under what circumstances awards under the Equity Incentive Plan may be settled, paid or exercised in cash, shares of common stock or other awards under the Equity Incentive Plan or other property, or canceled, forfeited or suspended.

     Deferral of Awards. The Compensation Committee shall determine whether, to what extent, and under what circumstances cash, shares of common stock, other securities, other awards under the Equity Incentive Plan, other property, and other amounts payable with respect to an award under the Equity Incentive Plan shall be deferred either automatically, or at the election of the holder thereof, or of the Compensation Committee.

     Section 162(m). Subject to the terms of the Equity Incentive Plan, the Compensation Committee will have the authority and discretion to determine the extent to which awards under the Equity Incentive Plan will be structured to conform to the requirements applicable to performance-based compensation as described in Section 162(m) of the Internal Revenue Code ("Section 162(m)"), and to take such action, establish such procedures, and impose such restrictions at the time such awards are granted as the Compensation Committee determines to be necessary or appropriate to conform to such requirements.

     Shares Available. Subject to adjustment, the maximum number of shares of common stock that may be delivered pursuant to awards granted under the Equity Incentive Plan is .

     Shares of common stock to be issued under the Equity Incentive Plan may be made available from authorized but unissued common stock of the Company, common stock held by the Company in its treasury, or common stock of the Company purchased by the Company on the open market or otherwise. During the term of the Equity Incentive Plan, we will at all times reserve and keep available the number of shares of our common stock that shall be sufficient to satisfy the requirements of the Equity Incentive Plan.

     If any shares of our common stock covered by an award (other than a Substitute Award as defined below), or to which such an award relates, terminate, lapse or are forfeited or cancelled, or such an award is otherwise settled without the delivery of the full number of shares of our common stock underlying the award, then the shares of our common stock covered by such award, or to which such award relates, to the extent of any such forfeiture, termination, lapse, cancellation, etc., shall again be, or shall become available for issuance under the Equity Incentive Plan. Shares of our common stock underlying Substitute Awards shall not reduce the number of shares of our common stock available for delivery under the Equity Incentive Plan. A "Substitute Award" under the Equity Incentive Plan is any award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by us or with which we combine.

     Adjustments. The Compensation Committee has the authority to adjust the terms of any outstanding awards and the number of shares of common stock issuable under the Equity Incentive Plan for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of the common stock, or any other event that the Compensation Committee determines affects our capitalization.

     Eligibility. All of our full-time or part-time employees (including an officer or director who is also an employee) or those of our affiliates and any of our consultants or advisors selected by the Compensation Committee are eligible to participate in the Equity Incentive Plan. Other than for awards of Incentive Stock Options (as described below), any individual or individuals to whom an offer of employment has been extended may also receive awards under the Equity Incentive Plan at the discretion of the Compensation Committee. Holders of equity-based awards issued by a company acquired by us or with which the Company combines are eligible to receive Substitute Awards under the Equity Incentive Plan.

     Grant of Awards. The Compensation Committee may grant the following five types of awards under the Equity Incentive Plan: (i) Restricted Stock Units,
(ii) Options, (iii) Restricted Stock Awards, (iv) Other Stock-Based Awards and
(v) Performance Awards (each an "Award"). We currently intend to grant only Restricted Stock Units under the Equity Incentive Plan.

     An Award of Restricted Stock Units consists of contractual rights denominated in shares of our common stock and represents a right to receive the value of a share of our common stock (or a percentage of such value, which percentage may be higher than 100%). Restricted Stock Units underlying such Awards are subject to restrictions and such other terms and conditions as the Compensation Committee may determine, which restrictions and such other terms and conditions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Compensation Committee may deem appropriate.

     Performance Awards. The Equity Incentive Plan also permits the Compensation Committee to grant Performance Awards. A Performance Award is an Award under the Equity Incentive Plan that the Compensation Committee intends to qualify as "qualified performance based compensation" under Section 162(m), and which Award is made to an individual who is expected by the Compensation Committee to be both (i) a "covered employee" as defined in Section 162(m) for the tax year of the Company with regard to which a deduction in respect of such person's Award would be allowed and (ii)
the recipient of compensation (other than "qualified performance based compensation" as defined in Section 162(m)) in excess of $1,000,000 for such tax year. Performance Awards shall become earned and payable if preestablished targets relating to one or more of the following performance measures are achieved during a performance period or periods, as determined by the Compensation Committee: (i) earnings per share, (ii) return on average common equity, (iii) pre-tax income, (iv) pre-tax operating income, (v) net revenues,
(vi) net income, (vii) profits before taxes, (viii) book value per share, (ix) stock price, (x) earnings available to common shareholders and (xi) ratio of compensation and benefits to net revenues. Such targets may relate to the Company as a whole, or to one or more units thereof, and may be measured over such periods, as the Compensation Committee shall determine. The maximum value of any Performance Award which may be earned under the Equity Incentive Plan is
$            .

     Termination of Employment. Except as otherwise determined by the Compensation Committee or provided by the Compensation Committee in an applicable agreement under the Equity Incentive Plan, in case of termination of employment or cessation of services:

     (a).for reason of death, Disability (as defined) or Retirement (as defined), any unvested Award then held by such participant shall be immediately accelerated and become fully vested, exercisable and payable and any such Award that is an Option shall automatically expire on the earlier of (i) the date the Option would have expired had the participant continued in such employment and
(ii) one year after the date such participant's service ceases; and

     (b).by the Company for cause (as determined by the Compensation Committee in its sole discretion), the Compensation Committee will have the discretion to accelerate and fully vest any Award held by such participant, otherwise (i) any Award then held by such participant whose restrictions have not lapsed, which is not exercisable or which is not payable will automatically be forfeited in full and canceled by the Company upon such termination of employment and (ii) any Option then held by such participant to the extent exercisable shall automatically be forfeited in full and canceled by the Company on the date such participant's service ceases; and

     (c).for any reason other than death, Disability, Retirement or cause (as determined by the Compensation Committee in its sole discretion), the Compensation Committee will have the discretion to accelerate and fully vest any Award held by such participant, otherwise:

         (i) any Award (other than Performance Awards) then held by such participant whose restrictions have not lapsed, which is not exercisable or which is not payable will automatically be forfeited in full and canceled by the Company on the date such participant's service ceases,

         (ii) any Option then held by such participant to the extent exercisable shall automatically expire on the earlier of (A) the date the Option would have expired had the employee continued in such service and (B) 180 days (or 90 days in the case of Options that are intended to qualify as an incentive stock option under Section 422 of the Code) after the date that such participant's service ceases, and

         (iii)any Performance Award then held by such participant which is not then payable will be paid in accordance with its terms at the time the Performance Award would have been payable if the termination of employment had not occurred, and the payment shall be prorated based on the number of days in the performance period that occurred prior to the termination of employment.

     Duration of the Equity Incentive Plan. The Equity Incentive Plan shall be effective as of the effective date of its adoption by our board of directors. No Award shall be granted under the Equity Incentive Plan after the tenth anniversary of its adoption. However, unless otherwise expressly provided in the Equity Incentive Plan or in an applicable award agreement, any Award theretofore granted may extend beyond such date, and the authority of the Compensation Committee to administer the Equity Incentive Plan and to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of our board of directors to amend the Equity Incentive Plan, shall extend beyond such date.

     Amendment, Modification and Termination of the Equity Incentive Plan. Except as otherwise provided in an award agreement, our board of directors may from time to time suspend, discontinue, revise or amend the Equity Incentive Plan and the Committee may amend the terms of any award in any respect.

     Change in Control. Except as otherwise provided in the applicable agreement under the Equity Incentive Plan, upon the occurrence of a Change in Control, the Compensation Committee shall determine whether outstanding Options under the Equity Incentive Plan shall become fully exercisable and whether outstanding Awards (other than Options) under the Equity Incentive Plan shall become fully vested and payable.

     "Change in Control" means the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving Greenhill & Co., Inc. or the sale or other disposition of all or substantially all of the assets of Greenhill & Co., Inc. to an entity that is not an affiliate of Greenhill & Co., Inc. that, in each case, requires shareholder approval under the laws of Greenhill & Co., Inc.'s jurisdiction of organization, unless immediately following such transaction, either:

     o at least 50% of the total voting power of the surviving entity or its parent entity, if applicable, is represented by securities of Greenhill & Co., Inc. that were outstanding immediately prior to the transaction; or

     o at least 50% of the members of the board of directors (including directors whose election or nomination was approved by the incumbent directors) of Greenhill & Co., Inc. at the time of the board of directors' approval of the execution of the initial agreement providing for the transaction.

     Dividend Equivalent Rights. The Compensation Committee may in its discretion include in the award agreement a dividend equivalent right entitling the participant to receive amounts equal to the dividends that would be paid, during the time such Award is outstanding, on the shares of our common stock covered by such Award as if such shares were then outstanding.

     Transferability. Except as the Compensation Committee may otherwise determine from time to time, no Award and no right under any such Award, shall be assignable, alienable, saleable or transferable by a participant otherwise than by will or by the laws of descent and distribution; provided, however, that, if so determined by the Compensation Committee, a participant may, in the manner established by the Compensation Committee, designate a beneficiary or beneficiaries to exercise the rights of the participant, and to receive any property distributable, with respect to any Award upon the death of the participant.

SUMMARY OF TAX ASPECTS OF THE EQUITY INCENTIVE PLAN

     The following discussion is a brief summary of the principal United States federal income tax consequences under current federal income tax laws relating to awards under the Equity Incentive Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

     Non-Qualified Stock Options. An optionee will not recognize any taxable income upon the grant of an NQSO and we will not be entitled to a tax deduction with respect to the grant of an NQSO. Upon exercise of an NQSO, the excess of the fair market value of the Stock on the exercise date over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. We will generally be entitled to a tax deduction at such time in the amount of such compensation income. The optionee's tax basis for the shares of common stock of the Company received pursuant to the exercise of an NQSO will equal the sum of the compensation income recognized and the exercise price.

     In the event of a sale of our common stock received upon the exercise of an NQSO, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term capital gain or loss if the holding period for such common stock is more than one year.

     Incentive Stock Options. An optionee will not recognize any taxable income at the time of grant or timely exercise of an ISO and we will not be entitled to a tax deduction with respect to such grant or exercise. Exercise of an ISO may, however, give rise to taxable compensation income subject to applicable withholding taxes, and a tax deduction to us, if the ISO is not exercised on a timely basis (generally, while the optionee is employed by us or within 90 days after termination of employment) or if the optionee subsequently engages in a "disqualifying disposition," as described below.

     A sale or exchange by an optionee of shares acquired upon the exercise of an ISO more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the ISO will result in any difference between the net sale proceeds and the exercise price being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of grant of the ISO or within one year from the date of transfer of the ISO shares to the optionee, such sale or exchange will generally constitute a "disqualifying disposition" of such shares that will have the following results: any excess of (i) the lesser of (a) the fair market value of the shares at the time of exercise of the ISO and (b) the amount realized on such disqualifying disposition of the shares over (ii) the option exercise price of such shares, will be ordinary income to the optionee, subject to applicable withholding taxes, and we will be entitled to a tax deduction in the amount of such income. Any further gain or loss after the date of exercise generally will qualify as capital gain or loss and will not result in any deduction by us.

     Restricted Stock. A grantee will not recognize any income upon the receipt of restricted stock unless the holder elects under Section 83(b) of the Code, within thirty days of such receipt, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of receipt, less any amount paid for the shares. If the election is made, the holder will not be allowed a deduction for amounts subsequently required to be returned to us. If the election is not made, the holder will generally recognize ordinary income, on the date that the restrictions to which the restricted stock is subject are removed, in an amount equal to the fair market value of such shares on such date, less any amount paid for the shares. At the time the holder recognizes ordinary income, we generally will be entitled to a deduction in the same amount.

     Generally, upon a sale or other disposition of restricted stock with respect to which the holder has recognized ordinary income (i.e., a Section 83(b) election was previously made or the restrictions were previously removed), the holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the holder's basis in such shares. Such gain or loss will be long-term capital gain or loss if the holding period for such shares is more than one year.

     Restricted Stock Units and Performance Awards. The grant of an Award of Restricted Stock Units or a Performance Award will not result in income for the grantee or in a tax deduction for us. Upon the settlement of such an Award, the grantee will recognize ordinary income equal to the aggregate fair market value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of the date of this prospectus certain information regarding the beneficial ownership of our common stock:

     o immediately prior to the consummation of this offering, but after giving effect to the incorporation transactions that are described under "Certain Relationships and Related Transactions - Incorporation Transactions"; and

     o as adjusted to reflect the sale of the shares of our common stock if the underwriters' option to purchase additional shares is exercised in full by:

         o     each of the directors and named executive officers individually;

         o     all directors and executive officers as a group; and

         o each person who is known to Greenhill to be the beneficial owner of more than 5% of our common stock.

     In accordance with the rules of the Securities and Exchange Commission, "beneficial ownership" includes voting or investment power with respect to securities The percentage of beneficial ownership for the following table is
based on        shares of common stock outstanding as of the date of this
prospectus,           shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters' option to purchase
additional shares and           shares of common stock outstanding after the
completion of this offering assuming full exercise of the underwriters' option to purchase additional shares. The address for each listed stockholder is: c/o Greenhill & Co., Inc., 300 Park Avenue, 23rd Floor, New York, New York 10022. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.


                                                                                  SHARES BENEFICIALLY   SHARES BENEFICIALLY
                                             SHARES BENEFICIALLY     NUMBER OF     OWNED AFTER THIS      OWNED AFTER THIS
                                              OWNED BEFORE THIS      SHARES        OFFERING WITHOUT       OFFERING WITH
                                                   OFFERING          OFFERED      EXERCISE OF OPTION    EXERCISE OF OPTION
                 NAME OF                     --------------------    IN THE       -------------------   --------------------
            BENEFICIAL OWNER                 NUMBER       PERCENT    OPTION        NUMBER     PERCENT    NUMBER     PERCENT
            ----------------                 ------       -------    ------        ------     -------    ------     -------
Directors and Named Executive
   Officers:
   Robert F. Greenhill(a).............                       28.3%
   Scott L. Bok.......................                        9.4%
   Simon A. Borrows...................                        9.4%
   Robert H. Niehaus..................                        7.1%
   John D. Liu........................                         *          --
   Harold J. Rodriguez, Jr............                         *          --
All Directors and Executive Officers
   as a group (6 persons).............                       55.5%
5% Stockholders:
   Timothy M. George..................                        9.4%
   James R. C. Lupton.................                        9.4%
   Michael A. Kramer..................                        5.2%


---------------------------------------

*    Less than 1% of the outstanding shares of common stock.

(a) Robert F. Greenhill's beneficial ownership is calculated by attributing to him all shares of our common stock owned by two entities controlled by him. The first entity is Greenhill Family Limited Partnership, a Delaware
     limited partnership, which owned prior to this offering      of our shares.
     The second entity is Riversville Aircraft Corporation II, a Delaware
     corporation, which owned prior to this offering       of our shares. Mr.

     Greenhill expressly disclaims beneficial ownership of the         shares of
     common stock held by members of his family in the Greenhill Family Limited Partnership.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following are descriptions of the material provisions of the agreements and other documents discussed below. You should, however, refer to the exhibits that are a part of the registration statement for a copy of each agreement and document. See "Where You Can Find More Information".

INCORPORATION TRANSACTIONS

     Prior to the closing of this offering, we have conducted our business through a limited liability company, Greenhill & Co. Holdings, LLC, our controlled affiliated U.K. partnership, Greenhill & Co. International LLP, and their respective affiliates. Our managing directors, with the exception of Mr. Robert F. Greenhill, all have been members in Greenhill & Co. Holdings, LLC or partners in Greenhill & Co. International LLP. Mr. Greenhill has held his membership interests in Greenhill & Co. Holdings, LLC indirectly through Riversville Aircraft Corporation II and Greenhill Family Limited Partnership. In connection with the consummation of this offering, we will complete a number of transactions in order to have Greenhill & Co., Inc. succeed to the business of Greenhill & Co. Holdings, LLC and to have our members become shareholders of Greenhill & Co., Inc.

     Pursuant to our restructuring agreement, the principal reorganization and incorporation transactions are summarized below:

     o Prior to the consummation of this offering, our managing directors who were the partners in our controlled U.K. affiliate, Greenhill & Co. International LLP, will exchange their partnership interests, through a series of consecutive exchanges, for membership interests in Greenhill & Co. Holdings, LLC; and Greenhill & Co. International LLP will thereby become a wholly-owned affiliate of Greenhill & Co. Holdings, LLC;

     o If necessary in order to fully distribute to our members Greenhill's undistributed earnings up to the consummation of this offering, Greenhill & Co. Holdings, LLC will contribute to a wholly-owned affiliate of Greenhill certain of its accounts receivable and other assets. The ownership interests in such wholly-owned affiliate will then be distributed to the members of Greenhill & Co. Holdings, LLC; and

     o Following the completion of these steps and immediately prior to the consummation of this offering, Greenhill & Co. Holdings, LLC will merge into Greenhill & Co., Inc, a Delaware corporation created in contemplation of this offering, and the members of Greenhill & Co. Holdings, LLC, will collectively receive shares of common stock of Greenhill & Co., Inc. As a result of the merger, Greenhill & Co., Inc. will succeed to all of the assets and liabilities held by Greenhill & Co. Holdings, LLC at the time of the merger.

     The transactions described above are being effected pursuant to a restructuring agreement among the relevant Greenhill entities and their members. Consummation of the transactions contemplated in the restructuring agreement is a condition to the closing of this offering. In addition, each member who will receive shares of Greenhill & Co., Inc. as a result of the merger has agreed to release Greenhill & Co., Inc. and its past, present and future affiliates from any and all claims such member may have had against Greenhill relating to events occurring prior to the closing. Greenhill & Co., Inc., in turn, has agreed to indemnify our members with respect to any action which may be brought against any member by reason of the fact that the member was a member, managing member or an officer of Greenhill & Co. Holdings, LLC or any of its subsidiaries prior to the closing of the merger other than with respect to any acts committed in bad faith or that were the result of active and deliberate dishonesty or from which the member gained financial profit or another advantage to which the member was not legally entitled.

MANAGING DIRECTOR INDEMNIFICATION

     We will enter into an agreement that provides indemnification to our managing directors, directors, officers, members of our Management Committee and all other persons requested or authorized by our board of directors to take actions on behalf of us in connection with the incorporation transactions, for all losses, damages, costs and expenses incurred by the indemnified person arising out of this prospectus or the transactions contemplated by the incorporation transactions. This agreement is in addition to our indemnification obligations under our by-laws as described under "Description of Capital Stock--Limitation of Liability and Indemnification Matters".

TAX INDEMNIFICATION AGREEMENT AND RELATED MATTERS

     An entity that has historically operated in corporate form generally is liable for any adjustments to the corporation's taxes for periods prior to its initial public offering. In contrast, our members, rather than Greenhill, generally will be liable for adjustments to taxes (including U.S. federal and state income taxes) attributable to the operations of Greenhill & Co. Holdings, LLC and its affiliates prior to this offering. In connection with this offering, we will enter into a tax indemnification agreement to indemnify each member (and beneficial owner thereof) of Greenhill & Co. Holdings, LLC and each partner of Greenhill & Co. International LLP against certain increases in each tax indemnitee's taxes that relate to activities of Greenhill & Co. Holdings, LLC and its affiliates in respect of periods prior to this offering. We will be required to make additional payments to offset any taxes payable by a tax indemnitee in respect of payments made pursuant to the tax indemnification agreement only to the extent the payments made to that tax indemnitee exceed a fixed amount. Any such payment of additional taxes by Greenhill & Co., Inc. will be offset by any tax benefit received by the additional tax indemnitee.

     The tax indemnification agreement includes provisions that permit Greenhill & Co., Inc. to control any tax proceeding or contest which might result in being required to make a payment under the tax indemnification agreement.

RELATIONSHIP WITH GREENHILL CAPITAL PARTNERS' FUNDS

     Greenhill has an indirect interest in four different merchant banking funds, which we refer to as Greenhill Capital Partners, that invest jointly on a pro rata basis. The funds are advised by two general partners, which we refer to as the Original General Partner and the Managing General Partner. The Original General Partner makes investment decisions and is entitled to receive from the funds an override of 20% of the profits earned by the funds over a specified threshold, in each case solely with respect to investments made by the funds prior to 2004. The Managing General Partner controls all other matters relating to the funds and is entitled to receive from the funds an override of 20% of the profits earned by the funds over a specified threshold with respect to all other investments of the funds.

     The Original General Partner is controlled by Robert F. Greenhill, Scott L. Bok, Robert H. Niehaus and V. Frank Pottow in their individual capacities. Greenhill has an indirect minority, non-controlling interest in the Original General Partner and is entitled to 5% of the profit overrides earned by the Original General Partner. The remainder of the profit overrides have been allocated to managing directors and officers of Greenhill.

     The Managing General Partner is controlled by Greenhill. Greenhill is also entitled to 50% of the profit override earned by the Managing General Partner on investments made by the funds in 2004 and thereafter. The remainder of the profit override is allocated to Greenhill managing directors and officers at Greenhill's discretion.

RELATIONSHIP WITH BARROW STREET CAPITAL

     Barrow Street Capital, LLC, or Barrow Street Capital, is a real estate merchant banking firm founded in 1997. One of Barrow Street Capital's two managing principals is Robert F. Greenhill, Jr., son of Robert F. Greenhill, the Chairman and Chief Executive Officer of Greenhill. Barrow Street Capital's chairman is Peter C. Krause, and its investment committee is comprised of the two managing principals of Barrow Street Capital and Robert F. Greenhill, Peter
C. Krause and Robert H. Niehaus. Messrs. Greenhill, Krause and Niehaus are each managing directors of Greenhill. Greenhill has veto rights over most significant management and investment decisions with respect to Barrow Street Capital, although Greenhill cannot force a management change.

     In 1997, Greenhill & Co., LLC made a capital contribution of $225,000 to Barrow Street Capital's predecessor firm in exchange for a membership interest allocating to Greenhill 50% of the firm's net income or loss and entitling Greenhill to the veto rights described above. The remaining 50% economic interest is allocated to the two managing principals of Barrow Street Capital, who are also its other members. Greenhill's proportionate share of Barrow Street Capital's members' equity was $561,857, $229,321 and $83,403 as of December 31, 2003, 2002 and 2001, respectively, reflecting the initial investment plus cumulative gains and losses as of such dates, less cumulative distributions as of such dates. All gains and losses with respect to this investment were reflected on Greenhill's financial statements for the relevant periods. At March 11, 2004, Greenhill's proportionate share of Barrow Street Capital's members' equity was $361,857, reflecting distributions made in 2004.

     In addition to Greenhill's investment in Barrow Street Capital, Barrow Street Capital uses, and reimburses us at cost for, a portion of our office space and other facilities. In 2003, 2002 and 2001, we billed Barrow Street Capital $283,631, $264,724 and $219,572, respectively, under these arrangements. In addition, the managing principals and employees of Barrow Street Capital participate in Greenhill's health care plans and pay the associated incremental premiums.

     From 1997 through 2002, Barrow Street Capital's revenues were not adequate to cover Barrow Street Capital's operating costs, including reimbursement to us for use of office space and health care insurance premiums. From time to time during that period, Greenhill provided financing to Barrow Street Capital, including to fund operating losses. As of December 31, 2003, 2002 and 2001, Barrow Street Capital owed us $234,148, $660,427 and $437,186, respectively, in connection with such financing. Beginning in 2003, the management fees earned by Barrow Street Capital from BSREF II, together with the management fees and profit overrides from BSREF, have been sufficient to cover all of the operating costs of Barrow Street Capital. In 2004, Barrow Street Capital repaid in full all amounts owing Greenhill and we do not intend to allow Barrow Street Capital to incur any indebtedness to us in the future.

     Robert F. Greenhill, Jr. and Nicholas Chermayeff, the managing principals of Barrow Street Capital, will be awarded restricted stock units in connection with this offering at the same level as our senior, non-managing director employees. They receive no cash or other compensation from Greenhill.

   THE BARROW STREET CAPITAL REAL ESTATE FUNDS

     Barrow Street Capital initially invested directly in individual real estate transactions using equity funding provided by Greenhill's managing directors at that time. In 1999, Barrow Street Capital raised its first fund, Barrow Street Real Estate Fund, or BSREF, with $20 million of total committed equity capital, $5 million of which was provided by Greenhill's managing directors at that time and the rest of which was provided by unaffiliated outside investors. In 2002, Barrow Street Capital raised a second fund, Barrow Street Real Estate Fund II, or BSREF II, with $110 million of committed equity capital, of which $14 million was provided by Greenhill's managing directors at that time and most of which was provided by a large U.S. pension fund. Barrow Street Capital is the general partner for BSREF and BSREF II. Greenhill made no investment in either fund, or in any of the investments that were made prior to raising the first fund.

     Barrow Street Capital intends to seek to establish new funds in the future. Greenhill intends to commit $5.0 million to Barrow Street Capital's next fund, with its investment bearing no management fees or profit override. Certain of Greenhill's managing directors also intend to commit to new Barrow Street funds. Greenhill would make its investment on the condition that it will be entitled to receive 50% of any profit overrides earned on the fund in which it invests. Greenhill's managing directors would receive no participation in profit overrides in that fund. Greenhill will not make any investments in Barrow Street funds through Barrow Street Capital.

USE OF CORPORATE AIRCRAFT

     Through our wholly-owned subsidiary Greenhill Aviation LLC, we own and operate an airplane that is used by our employees for transportation on business travel and by Robert F. Greenhill and his spouse for transportation on business and personal travel. We bear all costs of operating the aircraft, including the cost of maintaining air and ground crews. We have an aircraft expense policy in place that sets forth guidelines for personal and business use of the airplane. Expenses attributable to the personal use of the airplane by Mr. Greenhill and his spouse are included in his earnings as a taxable fringe benefit in accordance with federal income tax requirements. During the years 2003, 2002 and 2001, expenses of $118,831, $229,650 and $199,219, respectively, were attributable to Mr. Greenhill's personal use of the aircraft, and were consequently included in his earnings each year as a taxable fringe benefit.

     In addition, employees of Greenhill from time to time use airplanes personally owned by Mr. Greenhill for business travel. In those instances, Mr. Greenhill invoices us for the travel expense on terms we believe are comparable to those we could secure from an independent third party. During the years, 2003, 2002 and 2001, we paid $10,176, $184,660 and $124,420, respectively, to an entity controlled by Mr. Greenhill on account of such expenses.

USE OF HANGAR SPACE

     Riversville Aircraft Corporation, an entity controlled by Robert F. Greenhill, uses and reimburses us for a portion of the hangar space we lease at the Westchester County Airport. In 2003, Riversville Aircraft Corporation paid us $23,400 in rent and related costs. Riversville Aircraft Corporation reimburses us for its use of a portion of the hangar space on terms we believe are comparable to those we could secure from an independent third party. During 2001, 2002 and part of 2003, Riversville Aircraft Corporation paid the owner of the hangar space directly for the portion of the hangar space that it used.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     The following description of our common stock and preferred stock and the relevant provisions of our certificate of incorporation and bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part, and applicable law.

     Our authorized capital stock consists of 1,000 shares of common stock, $0.01 par value, and 1,000 shares of preferred stock, no par value.

COMMON STOCK

     Immediately following the closing of this offering, there will be shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy". In the event of liquidation, dissolution or winding up of Greenhill, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. As of , there were approximately holders of our common stock.

PREFERRED STOCK

     The board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Greenhill without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, Greenhill has no plans to issue any of the preferred stock.

VOTING

     The affirmative vote of a majority of the shares of our capital stock present, in person or by written proxy, at a meeting of stockholders and entitled to vote on the subject matter will be the act of the stockholders.

     Our certificate of incorporation may be amended in any manner provided by the Delaware General Corporation Law. The board of directors has the power to adopt, amend or repeal our bylaws.

ACTION BY WRITTEN CONSENT

     Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the consent to such action in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     Following consummation of this offering, Greenhill will be subject to the "business combination" provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

     o the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

     o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     o on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66?% of the outstanding voting stock which is not owned by the interested stockholder.

     A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Greenhill and, accordingly, may discourage attempts to acquire Greenhill even though such a transaction may offer Greenhill's stockholders the opportunity to sell their stock at a price above the prevailing market price.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation provides that a director of Greenhill will not be liable to Greenhill or its shareholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our certificate of incorporation also provides for indemnification, to the fullest extent permitted by law, by Greenhill of any person made or threatened to be made a party to, or who is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Greenhill, or at the request of Greenhill, serves or served as a director or officer of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our certificate of incorporation also provides that, to the extent authorized from time to time by our board of directors, Greenhill may provide indemnification to any one or more employees and other agents of Greenhill to the extent and effect determined by the board of directors to be appropriate and authorized by the Delaware General Corporation Law. Our certificate of incorporation also permits us to purchase and maintain insurance for the foregoing and we expect to maintain such insurance.

LISTING

     Application will be made to list the common stock on the New York Stock Exchange under the symbol "GHL".

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock will be

                 MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a "non-U.S. holder" and that does not own, and is not deemed to own, more than 5% of the Company's common stock. A "non-U.S. holder" is a person or entity that, for U.S. federal income tax purposes, is a:

     o non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

     o   foreign corporation or

     o   foreign estate or trust.

     A "non-U.S. holder" does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Dividends paid by the company to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

     The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

     o the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

     o the Company is or has been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder's holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

     The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This could adversely affect the prevailing market price and our ability to raise equity capital in the future. Upon completion of this offering, there will be shares of common stock outstanding, including shares of common stock underlying the restricted stock units. Of these shares, shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933. Of the remaining shares of common stock outstanding:

     o shares will be held by our managing directors and their affiliated entities, which will be transferable beginning five years after the date of the consummation of this offering, unless Greenhill effects an underwritten public offering to sell these shares as described in "Management--Transfer Rights Agreements". Furthermore, upon a termination of a managing director's employment due to his or her death or disability, such managing director or his or her heirs or estate will be permitted to sell covered shares in compliance with Rule 144, regardless of when such termination of employment occurred. All shares held by our managing directors will also be subject to the underwriters' lock-up described in "Underwriting";

     o shares of common stock underlying the restricted stock units generally will be deliverable in equal installments on or about the first, second, third, fourth and fifth anniversaries of the date of the consummation of this offering, although the common stock may be deliverable earlier in the event of the occurrence of a change in control, as described in "Management--The Employee Initial Public Offering Awards"; and

     o shares of common stock held by Robert F. Greenhill through his affiliated entities, Lord James Blyth and Harvey R. Miller will be subject to the underwriters' lock-up described below and will be eligible for resale pursuant to Rule 144 after two years.

     The shares of common stock received by the persons who were members of Greenhill & Co. Holdings, LLC and Greenhill & Co. International LLP will constitute "restricted securities" for purposes of the Securities Act of 1933. As a result, absent registration under the Securities Act of 1933 or compliance with Rule 144 thereunder or an exemption therefrom, these shares of common stock will not be freely transferable to the public.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     o 1% of the number of shares of common stock then outstanding (which will equal approximately shares immediately after this offering); or

     o the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on the SEC's Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about Greenhill.


     Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, an affiliate of Greenhill and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                                  UNDERWRITING

     The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

                                        Underwriters                                          Number of Shares
                                        ------------                                          ----------------
    Goldman, Sachs & Co................................................................
    Lehman Brothers Inc................................................................
    UBS Securities LLC.................................................................
    Keefe, Bruyette & Woods, Inc.......................................................
    Wachovia Capital Markets, LLC......................................................
                                                                                              ----------------
       Total...........................................................................
                                                                                              ================

     The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                               Paid by the Company
                               -------------------

                                  No Exercise    Full Exercise
                                  -----------    -------------
Per Share......................  $               $
Total..........................  $               $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change this offering price and the other selling terms.

     Each of the Company, its directors and officers and all of its stockholders has agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to the shares of common stock underlying any of the restricted stock untis or accounts in the deferred equity plan, in each case received by non-managing directors of the Company. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated between the Company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Application will be made to list the common stock on the New York Stock Exchange under the symbol "GHL". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

     The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

     The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

     This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

     Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of this offering, the underwriters may offer the shares in Japan to a list of 49 offerees in accordance with the above provisions.

     Because the shares are being offered by the Company, a parent of an NASD member, the offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules of the NASD.

     The underwriters will not be permitted to sell shares in this offering to accounts over which the underwriters exercise discretionary authority without the prior written approval of the customer. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     The Company estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $ .

     The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. The Company has also in the past performed financial advisory services for Lehman Brothers Holdings Inc., the parent company of Lehman Brothers Inc., one of the underwriters in this offering, for which the Company received customary fees and expenses.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of common stock offered hereby will be passed upon for Greenhill & Co., Inc. by Davis Polk & Wardwell, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements of Greenhill as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Ernst & Young LLP, independent accountants, as stated in their reports appearing herein, and have been so included in reliance on the reports of said firm, given on the authority of said firm as experts in auditing and accounting.

     Except as otherwise indicated, all amounts with respect to the volume, number and market share of mergers and acquisitions transactions and related ranking information included in this prospectus have been derived from information compiled and classified by Thomson Financial.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission or SEC, in Washington, DC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Greenhill and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at http://www.greenhill-co.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors.......................................... F-2

Consolidated Financial Statements

Consolidated Statements of Financial Condition.......................... F-3
Consolidated Statements of Income....................................... F-4
Consolidated Statements of Changes in Members' Equity................... F-5
Consolidated Statements of Cash Flows................................... F-6
Notes to Consolidated Financial Statements.............................. F-7

                         Report of Independent Auditors



The Executive Committee and Members of
   Greenhill & Co. Holdings, LLC

We have audited the accompanying consolidated statements of financial condition of Greenhill & Co. Holdings, LLC and subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in members' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.




/s/ Ernst & Young LLP

New York, New York
March 9, 2004

                 Greenhill & Co. Holdings, LLC and Subsidiaries

                 Consolidated Statements of Financial Condition

                               As of December 31,


                                                         2002           2003
                                                      -----------    -----------
ASSETS

Cash and cash equivalents                             $17,939,073    $26,598,643
Financial advisory fees receivable                     30,503,077     16,397,989
Taxes receivable                                        1,961,980        438,483
Other receivables                                       1,533,153        559,673
                                                      -----------    -----------
Current Assets                                         51,937,283     43,994,788

Property and equipment, net                            10,656,304      8,243,141
Investments                                               314,578      6,542,925
Due from affiliates                                       876,140        325,771
Other assets                                                9,310      1,531,373
                                                      -----------    -----------
Total Assets                                          $63,793,615    $60,637,998
                                                      ===========    ===========

LIABILITIES AND MEMBERS' EQUITY

Compensation payable                                  $10,320,967    $11,898,637
Accounts payable and accrued expenses                   2,791,531      3,169,294
Taxes payable                                           1,250,000      1,640,368
Revolving Bank Loan                                          --        1,500,000
                                                      -----------    -----------
Total Liabilities                                      14,362,498     18,208,299

Minority interest in net assets of subsidiary           7,758,429     10,172,447

Members' Equity                                        41,672,688     32,257,252
                                                      -----------    -----------
Total Liabilities and Members' Equity                 $63,793,615    $60,637,998
                                                      ===========    ===========


          See accompanying notes to consolidated financial statements.

                 Greenhill & Co. Holdings, LLC and Subsidiaries

                        Consolidated Statements of Income

                            Years Ended December 31,


                                                    2001            2002           2003
                                                ------------    ------------   ------------
REVENUES

Financial advisory fees                         $ 95,300,121    $107,455,218   $121,334,310
Merchant banking revenue                           3,834,227       4,851,200      4,949,617
Interest income                                      829,284         301,490        395,299
                                                ------------    ------------   ------------
Total Revenues                                    99,963,632     112,607,908    126,679,226

EXPENSES
Employee compensation and benefits                20,935,188      18,085,393     22,088,501
Managing Director compensation                    25,492,558       1,391,225      5,005,283
Occupancy and equipment rental                     3,448,785       3,808,812      4,424,616
Depreciation and amortization                      3,626,254       3,429,204      3,419,394
Information services                               2,125,189       2,290,431      2,609,188
Professional fees                                  2,407,239       2,097,206      2,119,590
Travel related expenses                            3,225,698       2,163,504      3,122,068
Other operating expenses                           3,905,590       3,529,590      3,229,963
                                                ------------    ------------   ------------
Total Expenses                                    65,166,501      36,795,365     46,018,603

Income before Tax and Minority Interest           34,797,131      75,812,543     80,660,623

Minority interest in net income of subsidiary             --      17,648,756     32,223,453
                                                ------------    ------------   ------------

Income before Tax                                 34,797,131      58,163,787     48,437,170
Provision (benefit) for taxes                       (187,194)        346,737      3,036,677
                                                ------------    ------------   ------------

Net Income                                      $ 34,984,325    $ 57,817,050   $ 45,400,493
                                                ============    ============   ============


          See accompanying notes to consolidated financial statements.

                 Greenhill & Co. Holdings, LLC and Subsidiaries

              Consolidated Statements of Changes in Members' Equity

                            Years Ended December 31,

                                             2001            2002            2003
                                          ------------    ------------    ------------
Members' equity, beginning of year        $ 33,885,895    $ 52,097,358    $ 41,672,688
Contributed capital                                 --          22,500              --

Comprehensive income:
Net income                                  34,984,325      57,817,050      45,400,493
Other comprehensive income
Foreign currency translation adjustment       (441,746)        533,092         854,142
                                          ------------    ------------    ------------
Comprehensive income                        34,542,579      58,350,142      46,254,635

Distributions                              (16,331,116)    (68,797,312)    (55,670,071)
                                          ------------    ------------    ------------
Members' equity, end of year              $ 52,097,358    $ 41,672,688    $ 32,257,252
                                          ============    ============    ============


          See accompanying notes to consolidated financial statements.

                 Greenhill & Co. Holdings, LLC and Subsidiaries

                      Consolidated Statements of Cash Flows

                            Years Ended December 31,


                                                                   2001            2002           2003
                                                               ------------    ------------    ------------
OPERATING ACTIVITIES:
Net income                                                     $ 34,984,325    $ 57,817,050    $ 45,400,493
Adjustments to reconcile net income to net cash
provided by operating activities:
Non-cash items included in net income:
Depreciation and amortization                                     3,626,254       3,429,204       3,419,394
(Gains) losses on investments                                       885,653        (145,918)            780
Changes in operating assets and liabilities:
Financial advisory fees receivable                              (20,483,567)       (550,232)     14,105,088
Due from affiliates                                                (714,699)       (107,573)        550,369
Taxes receivable                                                 (1,804,466)      2,047,253       1,523,497
Other receivables                                                (1,527,064)         (6,089)        973,480
Other assets                                                        339,524          53,861      (1,522,063)
Compensation payable                                             13,244,194     (22,579,464)      1,577,670
Accounts payable and accrued expenses                               681,897      (1,680,593)        377,763
Minority interest in net assets of subsidiary                            --       7,758,429       2,414,018
Taxes payable                                                       699,340         392,888         390,368
                                                               ------------    ------------    ------------
Net cash provided by operating activities                        29,931,391      46,428,816      69,210,857

INVESTING ACTIVITIES:
Purchase of investment                                             (753,291)        (27,659)     (6,711,610)
Distribution from investments                                       200,000              --         482,483
Purchases of property and equipment                              (2,918,806)       (722,445)       (924,117)
Proceeds from restructuring of GCI                                       --         727,300
                                                               ------------    ------------    ------------
Net cash used in investing activities                            (3,472,097)        (22,804)     (7,153,244)


FINANCING ACTIVITIES:
Proceeds of revolving bank debt                                          --              --       1,500,000
Capital contributions from members                                       --          22,500              --
Distributions to members                                        (16,331,116)    (68,797,312)    (55,670,071)
                                                               ------------    ------------    ------------
Cash used in financing activities                               (16,331,116)    (68,774,812)    (54,170,071)
                                                               ------------    ------------    ------------

Effect of exchange rate changes on cash and cash equivalents       (441,746)        422,863         772,028
                                                               ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents              9,686,432     (21,945,937)      8,659,570

Cash and cash equivalents, beginning of the year                 30,198,578      39,885,010      17,939,073
                                                               ------------    ------------    ------------
Cash and cash equivalents, end of the year                     $ 39,885,010    $ 17,939,073    $ 26,598,643
                                                               ============    ============    ============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for taxes, net of refunds                            $    359,227    $    329,954    $  1,238,770
                                                               ============    ============    ============




          See accompanying notes to consolidated financial statements.

                 Greenhill & Co. Holdings, LLC and Subsidiaries

                   Notes to Consolidated Financial Statements


NOTE 1 - ORGANIZATION

Greenhill & Co. Holdings, LLC ("Holdings"), a New York limited liability company, is a holding company that was formed as of January 1, 2002, and together with its subsidiaries (collectively the "Company"), is an independent investment banking firm. The Company has clients located throughout the world, with offices located in New York, London and Frankfurt.

The Company's activities as an investment banking firm constitutes a single business segment, with two principal sources of revenue:

     o Financial advisory, which includes advice on mergers, acquisitions, restructurings and similar corporate finance matters; and

     o Merchant banking, which includes the management of outside capital invested in the Company's merchant banking funds, Greenhill Capital Partners ("GCP"), and the Company's principal investments in those funds.

Effective as of January 1, 2002, the then current members of Greenhill & Co., LLC ("G&Co"), a New York limited liability company, transferred all of their limited liability company membership interests in G&Co to Holdings in exchange for the same percentage limited liability company membership interests in Holdings (the "Reorganization"). Immediately thereafter, G&Co, the sole equity member of each of Greenhill Fund Management Co., LLC ("GFM"), a New York limited liability company, Greenhill Aviation Co., LLC ("GAC"), a New York limited liability company and Greenhill & Co. Europe Ltd. ("GCE"), a United Kingdom limited liability company, transferred to Holdings its limited liability company membership interests in each of GFM, GAC and GCE, and as a result, GFM, GAC and GCE became wholly-owned subsidiaries of Holdings.

G&Co is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers, Inc. G&Co is engaged in the investment banking business principally in North America.

GCE is a U.K. based holding company. GCE controls Greenhill & Co. International LLP ("GCI"), through its controlling membership interest. GCI is engaged in investment banking activities, principally in Europe, and is subject to regulation by the Financial Services Authority ("FSA"). In addition, GCE has a wholly-owned subsidiary, Greenhill & Co. GmbH ("GmbH"), which operates in Germany and provides corporate advisory services to both G&Co and GCI.

Prior to the Reorganization, G&Co and its subsidiaries wholly-owned all assets and liabilities of the Company. G&Co's wholly-owned subsidiary, GCE, transacted in investment banking activity in Europe as an FSA regulated entity. G&Co wholly-owned GFM, which provides managerial and administrative services to GCP.

GCP is a private equity fund that invests in a diversified portfolio of private equity and equity related investments. The firms in which GCP has invested engage in business activities in North America and Western Europe. As of December 31, 2003, Holdings has a non-controlling interest in the general partner of GCP and also holds direct limited partnership interests in GCP. GCP investors also include Managing Directors of the Company, employees of the Company and third parties. The Company does not have a controlling interest in GCP.

GAC owns and operates an aircraft, which is used for the exclusive benefit of the Company's employees and Holding's Members.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include all consolidated accounts of Holdings and all other entities in which the Company has a controlling interest, including GCI, after eliminations of all significant inter-company accounts and transactions. For these purposes, control is determined by a voting interest of greater than 50% of the voting interests.

Minority Interest

As a result of the Reorganization, the interests in GCI held directly by the U.K. Managing Directors are represented as minority interests in the accompanying consolidated financial statements.

Revenue Recognition

Financial Advisory Fees

The Company recognizes advisory fee revenue when the services related to the underlying transactions are completed in accordance with the terms of its engagement letters. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of investment advisory engagements. Expenses are reported net of such client reimbursements.

Merchant Banking Revenues

Merchant banking revenue consists of (i) management fees on the Company's merchant banking activities, (ii) gains (or losses) on investments in the Company's investment in merchant banking funds and other principal investment activities, and (iii) merchant banking profit overrides.

Management fees earned from the Company's merchant banking activities are recognized over the period of related service.

The Company recognizes revenue on investments in its merchant banking funds based on its allocable share of gains (or losses) reported by such investment.

The Company will recognize merchant banking overrides when certain financial returns are achieved over the life of the fund. Overrides are calculated as a percentage of the profits earned by each fund. Future underperformance by the fund may require amounts previously earned as overrides to be returned to the funds. The Company has not earned any merchant banking overrides to date.

Investments

The Company's investments in merchant banking funds are recorded at estimated fair value based upon the Company's proportionate share of the fair value of the underlying merchant banking fund's net assets. Investments primarily include investments in GCP and Barrow Street.

Members' Equity

The Senior Executive Profit Sharing Agreement ("SEPA") dated as of January 1, 2002, as amended as of January 1, 2003, specifies the manner of allocation of global operating income as well as providing for distributions to the Members (including LLP interests owned by the U.K. Managing Directors represented as minority interests). The governance of the Company is set forth in the Operating Agreement of Greenhill & Co. Holdings, LLC dated as of January 1, 2002.

Prior to the Reorganization, G&Co's Amended and Restated Operating Agreement, dated as of January 1, 1999 and amended as of January 1, 2001, among other matters, specified the manner of allocation of operating profits and loss as well as providing for distributions to the Members (including the distribution of compensation to the U.K. Managing Directors).

Through the SEPA and other operating agreements, the U.S. and U.K. members operate under common governance and economic participation. However, these consolidated financial statements present the entity's legal form, and as such, the interests held by the U.K. Members directly in GCI are recorded as minority interest.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by the accelerated method over the life of the assets, which range from three to seven years. Amortization of leasehold improvements is computed by the straight-line method over the lesser of the life of the asset or the term of the lease.

Provision for Taxes

The Company accounts for income taxes incurred in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

Holdings has elected to be treated as a pass-through entity for tax purposes and all items of income and expense flow through to its Members. Holding's Members are not personally liable for any indebtedness, liability or obligation of the Company. U.S. federal and state income taxes payable by the Members, based on their respective share of the Company's net income, have not been reflected in the accompanying consolidated financial statements. Holdings is liable for local unincorporated business tax on business conducted in New York City, and income tax on current income realized by certain foreign subsidiaries.

Foreign Currency Translation

Foreign currency assets and liabilities have been translated at rates of exchange prevailing at the end of the periods presented. Income and expenses transacted in foreign currency have been translated at average monthly exchange rates during the period. Translation gains and losses are included in the foreign currency translation adjustment included as a component of other comprehensive income in the consolidated statement of changes in members' equity.

Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents on deposit with various financial institutions to limit the amount of credit exposure to any one financial institution or lender. At December 31, 2002 and 2003, the carrying value of the Company's financial instruments approximated fair value.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions regarding investment valuations, compensation accruals and other matters that affect the consolidated financial statements and related footnote disclosures. Management believes that the estimates used in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Accounting Developments

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("VIEs"). In December 2003, the FASB issued a revised version of FIN 46 ("FIN 46-R") in an effort to clarify the application of FIN 46. The Interpretations define variable interests and specify the circumstances under which consolidation of entities will be dependent on such interests. The provisions of FIN 46 were effective after January 31, 2003 for all newly acquired or created interests in VIEs and as of December 31, 2003 for all interests in VIEs existing and owned prior to January 31, 2003. For public entities, FIN 46-R is effective for all interests in VIEs as of the end of the first reporting period ending after March 15, 2004. However, early adoption is permitted. The Company is currently evaluating whether the general partner of GCP meets the definition of a VIE and it is possible that the Company would be required to consolidate this entity into its financial statements on March 31, 2004. If the general partner of GCP were consolidated into the financial statements, the Company expects its revenues and expenses would increase in equal measure; however, the Company does not expect any impact from that consolidation to its net income. While the provisions of FIN 46-R may have an impact on the Company's accounting for its future business relationships, they will not have an impact on these historic consolidated financial statements.


NOTE 3 - INVESTMENTS

GCP

For the year ended December 31, 2003, merchant banking revenue includes losses related to the Company's investment in GCP of $433,316. The Company earned $4,719,880, $4,705,282 and $4,950,397 in management fees from GCP for the years ended December 31, 2001, 2002 and 2003, respectively. No merchant banking overrides were earned during such periods.

In 2003, the Company purchased limited partner interests in GCP from outside investors with a carrying value of $5,855,347 at December 31, 2003. As part of these investments, the Company assumed an outstanding commitment to GCP of $3.9 million. The aggregate investments made by the Company in GCP represented less than a 3% equity interest in GCP at December 31, 2003.

The Company has an investment in GCP, L.P. ("GP"), the general partner of GCP, with carrying values of $85,257 and $125,721 at December 31, 2002 and 2003, respectively. This investment represents approximately a 5% equity interest in the GP. The remaining 95% equity interest in the GP is owned directly by Holding's Managing Directors.

Investments held by GCP are recorded at estimated fair value. Investments are initially carried at cost as an approximation of fair value. The carrying value of such investments is adjusted when changes in the underlying fair values are readily determinable. Public investments are valued using quoted market prices discounted for any restrictions on sale. Privately held investments are carried at estimated fair value as determined by the GP after giving consideration to the cost of the security, the pricing of other private placements of the portfolio company, the price of securities of other companies comparable to the portfolio company, purchase multiples paid in other comparable third-party transactions, the original purchase price multiple, market conditions, liquidity, operating results and other financial data.

Summarized financial information for GCP is as follows:

                                                         As of December 31,
                                               ---------------------------------
                                                   2002                 2003
                                               ------------         ------------
Portfolio Investments                          $120,522,355         $189,371,219
Total Assets                                    138,236,195          221,652,656
Total Liabilities                                   284,060               87,660
Partners' Capital                               137,952,135          221,564,996

                                            Years Ended December 31,
                                    --------------------------------------------
                                       2001            2002             2003
                                    ------------    ------------    ------------
Net realized and unrealized gain
(loss) on investments               $(13,032,452)   $ (2,500,537)   $  5,092,356
Investment income                      1,252,553         715,777         836,723
Expenses                               5,037,169       5,139,201       4,776,968
                                    ------------    ------------    ------------
Net income (loss)                   $(16,817,068)   $ (6,923,961)   $  1,152,111


Barrow Street

The Company has a 50% member interest in Barrow Street Capital LLC ("Barrow Street"), a real estate investment management company (see Note 4). Barrow Street was formed to act as the managing member, investment advisor and general partner in various real estate ventures. The Company does not have control of Barrow Street, as the Company does not have a majority voting or economic interest. The Company has veto rights over most significant management and investment decisions with respect to Barrow Street, although the Company cannot force a management change. The investment in Barrow Street had a carrying value of $229,321 and $561,857 at December 31, 2002 and 2003, respectively. For the years ended December 31, 2001, 2002 and 2003, merchant banking revenue includes gains (or losses) related to the Company's investment in Barrow Street of ($635,372), $145,918 and $432,536, respectively.


NOTE 4 - RELATED PARTIES

At December 31, 2002 and 2003, the Company had a receivable of $202,793 and $66,603 due from GCP relating to expense reimbursements, which is included in due from affiliates.

Included in expenses for the year ended December 31, 2001, 2002 and 2003, are reimbursements of $219,572, $264,724 and $283,631 for office space sublet by Barrow Street and reimbursements for the use of the Company's other facilities and participation in the Company's health care plans. At December 31, 2002 and 2003, the Company had $660,427 and $234,148 in rent and leasehold improvement receivables for office space sublet to Barrow Street and other obligations incurred by Barrow Street, which is also included in due from affiliates.

In addition, during 2001, 2002 and 2003, the Company paid $124,420, $184,660 and $10,176 for the use of aircraft owned by an executive of the Company. Included in occupancy and equipment rental expense for 2003, is a rent reimbursement for $23,400 for airplane and office space sublet by a firm owned by an executive of the Company.


NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:


                                                     As of December 31,
                                                 -------------------------
                                                    2002           2003
                                                 -----------   -----------
Aircraft                                         $15,924,525   $16,270,719
Equipment                                          4,018,702     4,545,232
Furniture and fixtures                             2,310,943     2,357,041
Leasehold improvements                             6,919,541     6,924,835
                                                 -----------   -----------
                                                  29,173,711    30,097,827

Less accumulated depreciation and amortization    18,517,407    21,854,686
                                                 -----------   -----------
                                                 $10,656,304   $ 8,243,141
                                                 ===========   ===========

NOTE 6 - INCOME TAXES

The Company's provision (benefit) for taxes for the years ended December 31, 2001, 2002 and 2003 is comprised of the following components:


                                    2001           2002           2003
                                    ----           ----           ----

New York City UBT               $ 1,312,806    $ 2,326,737    $ 1,445,258
Foreign tax                      (1,500,000)    (1,980,000)     1,591,419
                                -----------    -----------    -----------
Provision (benefit) for taxes   $  (187,194)   $   346,737    $ 3,036,677
                                ===========    ===========    ===========


For 2003, the foreign tax provision primarily relates to the Company's share of earnings from GCI. The 2002 foreign tax benefit resulted primarily from refundable income taxes of approximately $2.0 million. In 2001, the foreign tax benefit resulted primarily from an available carryback of foreign jurisdiction net operating losses.


NOTE 7 - REVOLVING BANK LOAN FACILITY

On December 31, 2003, Holdings obtained from a U.S. commercial bank an unsecured $16,000,000 revolving loan facility to provide for working capital needs, facilitate the funding of short-term investments and other general corporate purposes. Interest on borrowings is based on LIBOR plus 2.50 percent or, at the Company's option, the prime rate. Generally, interest is payable monthly. The revolving bank loan facility matures on June 30, 2005. In addition, at least annually, the Company must repay all loans borrowed under the facility, and it may not borrow again under the facility for a 30-day period following repayment.

At December 31, 2003, there were borrowings of $1,500,000 against the facility outstanding, maturing within one year. A loan fee of $80,000 was paid upon closing the revolving bank loan facility, and is included in Other Assets. The loan fee will be amortized ratably over the life of the facility.

NOTE 8-  MEMBERS' EQUITY

The Members of Holdings are the current U.S. Managing Directors of the Company or their related entities. The Members are not employees of the Company. The Company distributes current profits, net of amounts retained for working capital, investments and other corporate purposes, to the Members on a regular basis.


NOTE 9 - RETIREMENT PLAN

In the U.S., the Company sponsors a qualified defined contribution plan (the "Retirement Plan") covering all eligible employees of G&Co. Employees must be 21 years old to be eligible to participate. The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code, and employer discretionary profit sharing contributions, subject to statutory limits. Participants may contribute up to 50% of eligible compensation, as defined. The Company provides matching contributions up to $1,000 per employee. The Company incurred costs of approximately $249,000, $262,000 and $272,000 for contributions to the Retirement Plan for the years ended December 31, 2001, 2002 and 2003, respectively. The assets of the Retirement Plan are invested in various equity security funds, U.S. government security funds and money market funds, at the discretion of the employee. At December 31, 2002 and 2003, compensation payable included $262,040 and $272,595, respectively, related to contributions to the Retirement Plan.

GCI also operates a defined contribution pension fund for its employees. The assets of the pension fund are held separately in an independently administered fund. GCI incurred costs of approximately $256,000, $291,000 and $392,000 for the years ended December 31, 2001, 2002 and 2003, respectively. At December 31, 2003, compensation payable included $75,578 related to UK pension fund contributions. There was no compensation payable related to UK pension fund contributions at December 31, 2002.


NOTE 10 - COMMITMENTS

The Company has entered into certain leases for office space under non-cancelable operating lease agreements that expire on various dates through 2013. The Company has also entered into various operating leases, which are used to obtain office equipment. During 2003, the Company assumed a non-cancelable operating lease agreement for additional office space from a third party; this lease expires July 31, 2010. Under this assumed lease, the third party owes the Company a portion of the monthly lease payment.

Over the life of the assumed lease, the third party owes the Company approximately $2.3 million, of which $107,369 was owed at December 31, 2003. This receivable is secured with a letter of credit issued on behalf of the third party in the amount of $1 million.

As of December 31, 2003, the approximate aggregate minimum future rental payments required were as follows:



2004                    $  4,404,000
2005                       4,374,000
2006                       4,253,000
2007                       4,177,000
2008                       4,213,000
Thereafter                 7,839,000
                        ------------
Total                   $ 29,260,000
                        ============


Net rent expense for the years ended December 31, 2001, 2002 and 2003 was approximately $3.4 million, $3.2 million and $3.4 million, respectively.

A diversified U.S. financial institution issued two unsecured letters of credit on behalf of the Company in the amounts of $1,944,740 and $290,000 at December 31, 2002 and December 31, 2003 for the benefit of a lessor. In 2003, the Company obtained an additional unsecured letter of credit for the benefit of a lessor, in the amount of $1,446,667 from a diversified U.S. financial institution to secure a lease for additional office space. At December 31, 2002 and 2003, no amounts had been drawn under any of the letters of credit.

At December 31, 2003, the Company has commitments to invest up to $3.9 million in GCP. These commitments primarily will be funded as required through June 2005, the end of GCP's investment period.


NOTE 11 - REGULATORY REQUIREMENTS

Certain subsidiaries of Holdings are subject to various regulatory requirements in the United States and United Kingdom, which specify, among other requirements, minimum net capital requirements for registered broker-dealers.

G&Co is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires G&Co to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2002 and 2003, G&Co's net capital was $2,550,754 and $7,766,998, which exceeded its requirement by $1,703,511 and $7,137,450, respectively. G&Co's aggregate indebtedness to net capital ratio was 4.98 to 1 and 1.22 to 1 at December 31, 2002 and 2003. Certain advances, distributions and other capital withdrawals of G&Co are subject to certain notifications and restriction provisions of the Rule.

GCI, a registered UK broker-dealer, is subject to capital requirements of the FSA. As of December 31, 2002 and 2003, GCI was in compliance with its local capital adequacy requirements.


NOTE 12 - BUSINESS INFORMATION

The Company's activities as an investment banking firm constitutes a single business segment, with two principal sources of revenue:

o Financial advisory, which includes advice on mergers, acquisitions, restructuring and similar corporate finance matters; and

o Merchant banking, which includes the management of outside capital invested in GCP and the Company's principal investments in such fund.

The Company has historically earned its revenues almost exclusively from advisory fees earned from clients in large part upon the successful completion of the client's transaction or restructuring. Financial advisory revenues represented approximately 95.3%, 95.4% and 95.8%, of the Company's total revenues in 2001, 2002 and 2003, respectively.

The Company had one client in 2003 that individually accounted for approximately 17.3% of total revenue. The Company's revenues attributable to this client related to an engagement similar in nature to all of the Company's other advisory engagements.

The Company's financial advisory and merchant banking activities are closely aligned and have similar economic characteristics. The same client and other relationships upon which the Company relies for financial advisory opportunities also generate merchant banking opportunities. In addition, the Company's professionals and employees are treated as a common pool of available resources and the related compensation and other Company costs are not directly attributable to either particular revenue source. In reporting to management, the Company distinguishes the sources of it's investment banking revenues between financial advisory and merchant banking. However, management does not prepare, report or analyze other financial data or operating results such as operating expenses, profit and loss or assets by it's financial advisory and merchant banking activities.

Since the financial markets are global in nature, the Company generally manages its business based on the operating results of the enterprise taken as whole, not by geographic region. The Company's investment banking activities are conducted out of its offices in New York, London and Frankfurt. For reporting purposes, the geographic regions are the locations in which the Company retains its employees, the United States and Europe.

The following table presents information about the Company by geographic region, after elimination of all significant inter-company accounts and transactions:


                                          As of or for the Years Ended December 31,
                                          ------------------------------------------
                                              2001           2002           2003
Total Revenues:
United States                             $ 75,479,440    $ 84,079,550   $ 76,484,257
Europe                                      24,484,192      28,528,358     50,194,969
                                          ------------    ------------   ------------
Total                                     $ 99,963,632    $112,607,908   $126,679,226
                                          ------------    ------------   ------------

Income before Minority Interest and Tax
United States                             $ 39,732,098    $ 57,867,460   $ 43,053,471
Europe                                      (4,934,967)     17,945,083     37,607,152
                                          ------------    ------------   ------------
Total                                     $ 34,797,131    $ 75,812,543   $ 80,660,623
                                          ------------    ------------   ------------

Total Assets
United States                             $ 61,828,111    $ 50,688,612   $ 33,892,139
Europe                                      28,498,914      13,105,003     26,745,859
                                          ------------    ------------   ------------
Total                                     $ 90,327,025    $ 63,793,615   $ 60,637,998
                                          ------------    ------------   ------------


NOTE 13 - SUBSEQUENT EVENTS

In 2004, Holdings purchased for $2.3 million additional limited partnership interests in GCP from an outside investor. As part of this investment, Holdings assumed an outstanding commitment to GCP of $1.4 million. In addition, on January 1, 2004, Holdings assumed outstanding funding commitments to GCP of $15 million from Managing Directors of the Company.

In 2004, 50% of the GCP profit overrides for investments made in 2004, if any, will be allocated to the Company, and 50% will be allocated to the individual Managing Directors. In conjunction with this change, the Company is in the process of becoming the controlling entity through a general partner that will be responsible for all GCP matters other than those relating to investments made by GCP prior to 2004. The Managing Directors will individually retain the profit overrides, if any, for investments made prior to 2004.

================================================================================

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.


                   TABLE OF CONTENTS
                                                         Page
Prospectus Summary.........................................1
Summary Consolidated Financial Data........................4
The Offering...............................................6
Risk Factors...............................................8
Special Note Regarding Forward-Looking Statements.........15
Use of Proceeds...........................................17
Dividend Policy...........................................17
Dilution..................................................18
Capitalization............................................19
Unaudited Pro Forma Consolidated Financial
     Information..........................................21
Notes To Unaudited Pro Forma Consolidated Financial
     Information..........................................23
Selected Consolidated Financial and Other Data............25
Reconciliation of Unaudited Pro Forma Data to
     Historical Financial Information.....................28
Management's Discussion and Analysis of  Financial
     Condition and Results of Operations..................29
Business..................................................40
Management................................................50
Principal Stockholders....................................66
Certain Relationships and Related Transactions............68
Description of Capital Stock..............................72
Material United States Federal Tax Consequences
     for Non-U.S. Holders of Common Stock.................74
Shares Eligible for Future Sale...........................76
Underwriting..............................................77
Validity of Common Stock..................................80
Experts...................................................80
Where You Can Find More Information.......................80
Index to Consolidated Financial Statements...............F-1


     Through and including        , 2004 (the 25th day after the date of this
prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                                     Shares



                              GREENHILL & CO., INC.



                                  Common Stock



                          ---------------------------

                                   Greenhill

                          ---------------------------


                              GOLDMAN, SACHS & CO.

                                 LEHMAN BROTHERS

                               UBS INVESTMENT BANK

                             KEEFE, BRUYETTE & WOODS

                               WACHOVIA SECURITIES

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                                                                  AMOUNT
                                                                TO BE PAID
   SEC registration fee.....................................  $    10,927.88
   NASD filing fee..........................................  $     9,125
   New York Stock Exchange listing fee......................         *
   Printing and engraving expenses..........................         *
   Legal fees and expenses..................................         *
   Accounting fees and expenses.............................         *
   Blue Sky fees and expenses...............................         *
   Transfer agent and registrar fees........................         *
   Miscellaneous............................................         *
   Total....................................................  $      *

------------------
*      To be provided by amendment.

     Each of the amounts set forth above, other than the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee, is an estimate.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Ninth of the Registrant's Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

     The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant's Certificate of Incorporation or otherwise as a matter of law.

     The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     As part of the incorporation transactions, the Registrant will enter into definitive binding agreements to issue shares of the Registrant's common stock, par value $0.01 per share, to the members of Greenhill & Co. Holdings, LLC upon the merger of Greenhill & Co. Holdings, LLC into Greenhill & Co., Inc. The issuance of the shares of common stock to the members of Greenhill & Co. Holdings, LLC will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), because the shares will have been offered and sold in transactions exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

EXHIBIT NUMBER                      DESCRIPTION
-----------------------------------------------
      1.1*       Form of Underwriting Agreement
      2.1*       Restructuring Agreement
      3.1*       Certificate of Incorporation
      3.2*       By-Laws
      4.1*       Form of Common Stock Certificate
      5.1*       Opinion of Davis Polk & Wardwell
     10.1*       Form of Transfer Rights Agreement
     10.2*       Form of Employment, Non-Competition and Pledge Agreement
     10.3*       Form of Indemnification Agreement
     10.4*       Form of Tax Indemnification Agreement
     21.1*       List of Subsidiaries of the Registrant
     23.1        Consent of Ernst & Young LLP
     23.2*       Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
     23.3        Consent of Thomson Financial
     24.1        Power of Attorney (included on signature page)

-------------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of March, 2004.

                                          GREENHILL & CO., INC.

                                          By: /s/ Robert F. Greenhill
                                             ----------------------------------
                                             Name:  Robert F. Greenhill
                                             Title: Chairman and Chief Executive
                                                    Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert F. Greenhill, Scott L. Bok, Simon
A. Borrows and John D. Liu, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                          TITLE                                DATE
                  ---------                                          -----                                ----
                                                             Director, Chairman and
                                                            Chief Executive Officer                 March 11, 2004
         /s/ Robert F. Greenhill                          (principal executive officer)
-----------------------------------------------
            Robert F. Greenhill
                                                                                                    March 11, 2004
            /s/ Scott L. Bok                                Director and Co-President
-----------------------------------------------
               Scott L. Bok
                                                                                                    March 11, 2004
           /s/ Simon A. Borrows                             Director and Co-President
-----------------------------------------------
             Simon A. Borrows

                                                            Chief Financial Officer                 March 11, 2004
              /s/ John D. Liu                      (principal financial and accounting officer)
-----------------------------------------------
                John D. Liu

                                  EXHIBIT INDEX

EXHIBIT NUMBER                       DESCRIPTION
--------------                       -----------
      1.1*       Form of Underwriting Agreement
      2.1*       Restructuring Agreement
      3.1*       Certificate of Incorporation
      3.2*       By-Laws
      4.1*       Form of Common Stock Certificate
      5.1*       Opinion of Davis Polk & Wardwell
     10.1*       Form of Transfer Rights Agreement
     10.2*       Form of Employment, Non-Competition and Pledge Agreement
     10.3*       Equity Incentive Plan
     10.4*       Form of Indemnification Agreement
     10.5*       Form of Tax Indemnification Agreement
     21.1*       List of Subsidiaries of the Registrant
     23.1        Consent of Ernst & Young LLP
     23.2*       Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
     23.3        Consent of Thomson Financial
     24.1        Power of Attorney (included on signature page)

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* To be filed by amendment.



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